Confidential draft No. 2 confidentially submitted to the Securities and Exchange Commission on December 13, 2013

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

RIMINI STREET, INC.

(Exact name of Registrant as specified in its charter)

Nevada	7380	20-3476468
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3993 Howard Hughes Parkway, Suite 780

Las Vegas, NV 89169

(702) 839-9671

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Seth A. Ravin

Chief Executive Officer

Rimini Street, Inc.

3993 Howard Hughes Parkway, Suite 780

Las Vegas, NV 89169

(702) 839-9671

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Page Mailliard Jon C. Avina Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Daniel B. Winslow Senior Vice President and General Counsel Rimini Street, Inc. 6601 Koll Center Parkway, Suite 300 Pleasanton, CA 94566 (925) 485-9211	Nora L. Gibson Todd A. Hamblet Covington & Burling LLP One Front Street San Francisco, CA 94111-5356 (415) 591-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one).  ☐

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, $0.001 par value	$	$

(1)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	, 2013

             Shares

Class A Common Stock

This is an initial public offering of our Class A common stock. No public market currently exists for our Class A common stock. We are offering all of the shares of Class A common stock offered by this prospectus. We expect the public offering price to be between $                     and $                     per share.

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and our Class B common stock are identical, except with respect to voting and conversion. Each share of our Class A common stock is entitled to one vote per share. Each share of our Class B common stock is entitled to 15 votes per share and is convertible at any time into one share of Class A common stock. Following this offering, outstanding shares of our Class B common stock will represent approximately     % of the voting power of our outstanding capital stock, and outstanding shares of our Class B common stock held by our founders will represent approximately     % of the voting power of our outstanding capital stock.

Entities affiliated with Adams Street Partners, LLC, one of our existing stockholders, intend to enter into a stock purchase agreement with us pursuant to which they will purchase in a private placement to close immediately subsequent to the closing of this offering,              shares of our Class A common stock at a price per share equal to the initial public offering price.

We intend to apply to list our Class A common stock on                     , under the symbol “         .”

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our Class A common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of the risks of investing in our Class A common stock in “Risk Factors” beginning on page 16 of this prospectus.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters may also purchase up to an additional              shares of our Class A common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $                    , and our total proceeds, after underwriting discounts and commissions payable by us but before expenses, will be $                    .

The underwriters are offering our Class A common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2014.

UBS Investment Bank	Piper Jaffray	JMP Securities

Needham & Company	Cowen and Company

Redefining Enterprise Software Support

Rimini Street®
Redefining Enterprise Software Support™

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor any of the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any related free writing prospectus. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                     , 2014 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

i

Prospectus summary

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Class A common stock. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus.

RIMINI STREET, INC.

Overview

Rimini Street is the leading independent provider of enterprise software support. Our subscription-based services offer enterprise software licensees around the world a choice of maintenance and support programs with differentiated service and pricing compared to the maintenance and support services traditionally provided by enterprise software vendors for their software. Our maintenance and support services replace the vendor’s maintenance and support offering. Clients utilize our services to receive more responsive and comprehensive support, achieve substantial cost savings and extend the life of their existing software products. We believe our services enable our clients to improve productivity and compete more effectively by reallocating their IT budgets to new technology investments that provide greater strategic value. We achieved our leadership position through a commitment to exceptional client service and a focus on innovation that is manifested in our proprietary knowledge, software tools and processes.

The majority of enterprise software vendors license the rights for customers to use their software. Along with these software licenses, enterprise software vendors typically sell maintenance and support agreements, which generally include the right to receive product support services; software bug fixes; tax, legal and regulatory updates; software updates and new releases of the licensed products, in each case if and when made available. These maintenance and support agreements are typically purchased or renewed annually, and the annual support fees are approximately 20% of the total cost of the software license. Because enterprise software vendors have been the primary providers of these maintenance and support services, they have been able to control service levels and pricing, leaving licensees with little choice but to agree to the vendor terms or risk potential failure or tax, legal and regulatory non-compliance of mission-critical systems. As a result, the maintenance and support market has grown into one of the largest areas of global IT spend. According to the IDC report, Worldwide Software Maintenance 2012-2016 Forecast (doc # 235402, June 2012), total software maintenance revenue is expected to be $134 billion in 2013.

We believe the annual maintenance and support model as delivered by traditional enterprise software vendors such as Oracle Corporation and SAP AG does not meet the needs of many enterprise software licensees. According to a 2010 study published by research firm Computer Economics, 58% of Oracle customers (out of 109 organizations surveyed) were dissatisfied with the cost of their software vendor support, and 42% were dissatisfied with the quality of their software vendor support. In addition to cost and quality dissatisfaction, customers of traditional software vendors are also burdened by the requirement that they implement costly upgrades to newer releases in order to continue receiving required maintenance and support services from the software vendor. Many of these licensees find that new releases of licensed products made available by the enterprise software vendors do not provide incremental value. Dissatisfaction with the high cost, poor quality and limited scope of support provided by traditional enterprise software vendors has created a significant market opportunity for a better alternative.

We founded our company to redefine enterprise software support. We are focused exclusively on providing our clients with innovative, award-winning support services that deliver exceptional client results, coupled with significant savings in annual support fees and related costs. We provide our clients with 50% savings on their current annual support fees, enable them to avoid or defer costly, unwanted software upgrades and deliver a more comprehensive set of support services at no additional cost. Our average call response time for high priority client issues was less than five minutes during the 12 months ended September 30, 2013, which is significantly faster than the 30-minute response time that we guarantee in our Service Level Agreements. We currently provide our support services for nine products including Enterprise Resource Planning (ERP), Customer Relationship Management (CRM), industry-specific, business intelligence and database software provided by Oracle and SAP. We intend to expand our service offerings to support additional enterprise software products. In addition, we believe our expertise in software support will enable us to expand into two adjacent markets: support for Software-as-a-Service (SaaS) applications and outsourced support services. While basic support is typically bundled into SaaS subscription fees, we believe a market opportunity exists for independent premium support services to be sold to SaaS licensees. Evidence of this market opportunity can be found in the premium support services already being offered by certain SaaS vendors. In addition, we believe there are software vendors that are skilled at software development but lack expertise in support delivery and would consider leveraging our support expertise to provide a better support experience for their customers on an outsourced basis.

Over the past eight years, we have invested significant resources developing our proprietary knowledge, software tools and processes that have enabled our success. For example, since our inception, we have provided over 50,000 tax, legal and regulatory updates to our global client base. Our global tax, legal and regulatory compliance update service currently covers more than 70 countries and is based on a data capture and management process, software tools and ISO-certified processes that we believe provide us with a significant competitive advantage.

As of September 30, 2013, we supported more than 460 clients globally, including 49 of the Fortune 500 and 10 of the Fortune Global 100 across a broad range of industries. We define a client as a distinct entity, such as a company, an educational or government institution, or a business unit of a company, that purchases our services to support a specific product. For example, we count as two separate clients instances in which we provide support for two different products to the same entity. We market and sell our services through our direct sales force.

Our business has experienced rapid growth since it was founded in 2005. In addition, our subscription-based revenues provide a strong foundation for, and visibility into, future period results. We generated revenues of $31.9 million and $43.8 million for the nine-month periods ended September 30, 2012 and 2013, respectively, representing a year-over-year increase of 37%, and revenues of $33.4 million and $43.6 million for the years ended December 31, 2011 and 2012, respectively, representing a year-over-year increase of 31%. We incurred net losses of $7.1 million for both nine-month periods ended September 30, 2012 and 2013, and net losses of $12.2 million and $9.9 million for the years ended December 31, 2011 and 2012, respectively.

OUR INDUSTRY

Enterprise software maintenance and support is one of the largest categories of overall global IT spending. As core ERP and CRM software platforms have become increasingly important in the operation of mission-critical business processes, licensees often view software maintenance and support subscriptions as a mandatory cost of doing business.

Maintenance and support services generally include the right to product support services; software bug fixes; tax, legal and regulatory updates; software updates and new releases if and when made available by the software vendor. Enterprise software vendors have historically been the primary providers of maintenance and support services, enabling these companies to control service levels and pricing. As a result of these historical market dynamics, the price of annual support fees has increased over time.

Software vendor support market challenges

We believe vendor support is based on an increasingly costly model that has not evolved to offer software licensees the responsiveness, quality, breadth of capabilities or value needed to support today’s mature enterprise software.

Poor service levels

We believe there is a high level of dissatisfaction with the traditional service customers receive from enterprise software vendors. The cost of downtime due to failure of mission-critical software applications can be significant, making the ability to rapidly correct problems a critical element of any support services offering. In many cases, however, traditional vendor support services are often handled by call center personnel who have either limited or no operational experience with the software, have little or no familiarity with the customer’s unique implementation and may not be well equipped to assist the customer in resolving its issue in a timely manner.

High cost of offering

Each year, customers typically spend approximately 20% of the total cost of the software license for maintenance and support provided by enterprise software vendors. Organizations incur additional costs installing, configuring, customizing, fixing, testing, upgrading and internally supporting software applications, which creates significant overhead and additional resource requirements.

Limited scope of support

The scope of standard annual vendor support programs is often limited. We believe from our experience with our clients that the majority of operational issues in today’s mature software deployments are related to customizations that a customer has made to its unique implementation of the software, which vendors do not typically support. Vendors typically only support the standard, unmodified source code originally delivered to the software licensee. Moreover, mature applications that are run over many years can require specialized performance tuning and interoperability support that are not typically provided by software vendors as part of their standard support programs.

Required deployment of upgrades to maintain support services

Full support of enterprise software is typically only provided by software vendors over a finite period of time. As a result, software licensees are often required to upgrade to new releases in order to continue receiving full support under their standard maintenance contracts, even if those new releases may be costly to implement and provide no additional value to the customer.

Emergence of an independent enterprise software support services model

In response to the evolving needs of enterprise software licensees, a new approach for delivering enterprise software support has emerged, focused on providing cost-effective, high-value services by trusted, independent providers.

OUR SOLUTION

We are the leading independent provider of enterprise software support and have spent the last eight years developing and fine-tuning a client support model based on proprietary knowledge, software tools and processes that enable us to provide an award-winning support alternative to enterprise software licensees. We believe our historical revenue growth, industry recognition and global client base demonstrate the value we provide to our clients and the market as a competitive offering. Key benefits of our services include:

Exceptional service experience

Our highly experienced team is dedicated to helping our clients efficiently resolve their mission-critical issues around the clock. We also provide our clients with guaranteed 30-minute call response time for high priority issues. We closely monitor our service delivery performance to ensure continued exceptional service.

Substantial cost savings

We offer our clients a 50% discount to the current annual support fees they would otherwise pay enterprise software vendors for their maintenance and support services. In addition to the substantial savings on maintenance fees, our services enable our clients to avoid or defer the high cost of unwanted upgrades and reduce the resources required for customization support.

Comprehensive software support capabilities

We provide our clients with a broader range of support services relative to traditional enterprise software vendor support. We provide full support for custom code as a part of our services at no additional charge, thereby reducing cost, risk and the potential for critical business disruption for our clients.

Global tax, legal and regulatory support

Organizations rely on enterprise software applications to ensure compliance with numerous legal, human resource and government tax and regulatory mandates. We currently deliver this support for over 70 countries and have the ability to provide this support for approximately 200 countries around the world.

Flexibility to avoid or defer unnecessary upgrades

Our services typically enable our clients to remain on their current software release without any required upgrades or migrations to new releases for at least 10 years after they first contract with us. By providing support for software versions long after vendors stop providing full support, we allow our clients to extract more value from their existing software applications.

Shift client IT investment from maintenance to innovation

We enable our clients to redirect their IT investment from maintaining existing infrastructure and systems to new, innovative IT initiatives that drive significant business value.

COMPETITIVE STRENGTHS

We believe that we have a number of competitive advantages that will enable us to strengthen our position as the leading independent provider of enterprise software support. Our key competitive strengths include:

Focus on redefining enterprise software support

We are solely focused on delivering highly responsive, robust and value-driven enterprise software maintenance and support services. We believe our innovative services drive significant return on investment for our clients that is not achievable with traditional enterprise software vendor maintenance and support models.

Scalable business model

We have developed proprietary knowledge, software tools and processes in the design, development and delivery of our enterprise software support services. We have also designed an innovative support model that enables us to quickly and cost effectively scale to meet growing global demand in our existing product lines.

Large global client base

We believe that our proven ability to deliver value to an extensive list of clients across a broad range of industries validates our business model and provides us with important references for prospective clients.

Clear leadership position

We pioneered independent enterprise software support. We believe we have substantial thought leadership in our market through our extensive marketing efforts and promotion of the independent enterprise software support model, which enables us to bring new services to market more quickly, attract and retain high quality personnel and acquire new clients.

Highly experienced management team

Our senior management team pioneered independent enterprise software support services and has over 100 years of combined experience in the enterprise software maintenance and support industry.

Client-centric culture

We believe that our culture is a key element of our success. Our employees share a passion for delivering exceptional service to our clients. In addition, we believe that our culture has enabled us to attract and retain high quality professionals.

OUR GROWTH STRATEGY

The key elements of our growth strategy include:

Add new clients

We are making significant investments in sales and marketing and will continue our focus on aggressively acquiring new clients.

Expand internationally

We believe that there is a large opportunity to grow our international business.

Extend support to additional software products

We intend to extend our support service offerings to additional enterprise software products.

Further penetrate our existing client base

We intend to increase adoption of our services among our existing clients by selling additional support contracts for other software products within their organizations.

Expand independent enterprise software support markets

We believe our support expertise will enable us to expand into two adjacent markets: premium support for SaaS applications and outsourced support services for software vendors that are skilled at developing software but lack expertise in software support delivery.

SELECTED RISKS ASSOCIATED WITH OUR BUSINESS

Our business is subject to numerous risks described in the section entitled “Risk factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Some of these risks include:

➢

We and our Chief Executive Officer are involved in litigation with Oracle and an adverse result in the litigation could result in a judgment requiring the payment of substantial damages and/or an injunction against certain of our business practices.

➢	The software products that we support that are part of our ongoing litigation with Oracle represent a significant portion of our current revenues.

➢	Our ongoing litigation with Oracle presents challenges for growing our business.

➢

Oracle has a history of litigation against companies offering alternative support programs for Oracle products, and Oracle could pursue additional litigation with us. Such additional litigation could be costly, distract our management team and reduce client interest and sales revenues.

➢

Currently, we provide independent maintenance and support services for Oracle and SAP enterprise software products, and all of our revenues come from providing these maintenance and support services. If there is a widespread shift by clients or potential clients to a cloud-based model instead of traditional enterprise software, or there is a widespread shift away from clients purchasing enterprise software solutions from Oracle, SAP or another enterprise software vendor for whom we expect to provide independent enterprise software maintenance and support, our business would be adversely impacted.

➢

As enterprise software products become more advanced, we will need to devote additional resources to improving our services to provide relevant maintenance and support services to our clients using these more advanced products. We may not be able to scale our business quickly enough to meet our clients’ growing needs, and if we are not able to grow efficiently, our operating results could be harmed.

➢

The market for our services is relatively undeveloped and may not grow. Our success will depend to a substantial extent on the willingness of companies to engage a third party such as us to provide software maintenance and support services for their enterprise software. Many companies are still reluctant to use a third party for these services, relying instead on maintenance and support services provided by the enterprise software vendor.

➢

We face significant competition from both enterprise software vendors and other companies offering independent enterprise software support services, as well as from software licensees that attempt to self support, which may harm our ability to add new clients, retain existing clients and grow our business.

➢	Our recent rapid growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

➢	We rely on our management team and other key employees, including our Chief Executive Officer, and the loss of one or more key employees could harm our business.

➢

The dual class structure of our common stock as provided for by our charter documents has the effect of concentrating voting control with those stockholders who held our stock prior to this offering, including our founders and our executive officers, employees and directors and their affiliates, so that such holders will collectively continue to be able to control all matters submitted to our stockholders for approval even if their stockholdings represent less than 50% of the outstanding shares of our common stock. This will limit your ability to influence corporate matters.

CORPORATE INFORMATION

We were incorporated in the State of Nevada in September 2005. Unless expressly indicated or the context requires otherwise, the terms “Rimini,” “Rimini Street,” the “Company,” “we,” “us” and “our” in this prospectus refer to Rimini Street, Inc., and where appropriate, our wholly-owned subsidiaries. Our principal executive offices are located at 3993 Howard Hughes Parkway, Suite 780, Las Vegas, NV 89169, and our telephone number is (702) 839-9671. Our website address is www.riministreet.com. The information on, or that can be accessed through, our website is not part of this prospectus.

The Rimini Street design logo and the Rimini Street mark appearing in this prospectus are the property of Rimini Street, Inc. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks used in this prospectus.

All share and per share information in this prospectus reflects the 15:1 stock split effective August 1, 2012.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenues; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The offering

Class A common stock offered by us	Shares

Over-allotment option being offered by us	Shares

Class A common stock to be outstanding after this offering	Shares

Class B common stock to be outstanding after this offering	Shares

Class A common stock sold by us in the concurrent private placement	Immediately subsequent to the closing of this offering, entities affiliated with Adams Street Partners, LLC (collectively, Adams Street Partners) will purchase from us in a private placement shares of our Class A common stock at a price per share equal to the initial public offering price. Based on an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover of this prospectus, this would equal $ million in additional proceeds to us. We will receive the full proceeds and will not pay any underwriting discounts or commissions with respect to the shares that are sold in the private placement. The sale of these shares to Adams Street Partners will not be registered in this offering and will be subject to a lock-up of 180 days.

Total Class A and Class B common stock to be outstanding after this offering and the concurrent private placement	Shares

Voting Rights	Shares of Class A common stock are entitled to one vote per share.

Shares of Class B common stock are entitled to 15 votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by our articles of incorporation or bylaws. Seth Ravin, our co-founder and Chief Executive Officer, and Thomas Shay, our co-founder and Chief Information Officer, and their affiliates, who after our initial public offering will hold more than     %

of the voting power of our outstanding capital stock, will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See “Principal stockholders” and “Description of capital stock.”

Use of Proceeds	The principal purposes of this offering and the concurrent private placement are to increase our capitalization and financial flexibility, create a public market for our stock and thereby enable access to the public equity markets by our employees and stockholders, obtain additional capital and increase our visibility in the marketplace. As of the date of this prospectus, we have no specific plans for the use of the net proceeds we receive from this offering and the concurrent private placement. However, we currently intend to use the net proceeds primarily for general corporate purposes, including working capital, sales and marketing activities, product development, general and administrative matters and capital expenditures to fund our growth and global expansion. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. See “Use of proceeds.”

Directed Share Program

At our request, the underwriters have reserved up to 5% of the Class A common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees and other individuals associated with us and members of their families. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock. Participants in the directed share program who purchase more than $1,000,000 of shares of Class A common stock shall be subject to a 25-day lock-up with respect to any shares sold to them pursuant to that program. Any shares sold in the directed share program to our directors or executive officers shall be subject to the lock-up agreements described under the caption “Underwriting.”

Proposed symbol	“ ”

The total number of shares of our Class A and Class B common stock to be outstanding after this offering and the concurrent private placement is based on no shares of our Class A common stock and 144,440,240 shares of our Class B common stock outstanding as of September 30, 2013, and excludes:

➢	44,978,380 shares of our Class B common stock issuable upon the exercise of options outstanding as of September 30, 2013, with a weighted-average exercise price of $0.23 per share;

➢	2,023,250 shares of our Class B common stock issuable upon the exercise of options granted as of October 7, 2013, with an exercise price of $1.10 per share;

➢	281,250 shares of our Class A common stock issuable upon the exercise of options granted as of December 12, 2013, with an exercise price of $1.15 per share; and

➢

             shares of our Class A common stock reserved for future issuance under our share-based compensation plans, consisting of 8,378,339 shares of our Class A common stock reserved for future issuance under our 2013 Equity Incentive Plan,              shares of our Class A common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective upon completion of this offering, and shares that become available under our 2013 Equity Incentive Plan and 2014 Employee Stock Purchase Plan, pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in “Executive compensation—Employee benefit and stock plans.”

Except in the financial pages and except as otherwise indicated, all information in this prospectus assumes:

➢

the November 1, 2013 reclassification of our common stock into an equivalent number of Class B common stock and the authorization of our Class A common stock having been effective for all periods presented;

➢	the effectiveness of our amended and restated articles of incorporation in connection with the completion of this offering;

➢

the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 44,045,460 shares of our Class B common stock immediately prior to the completion of this offering;

➢	no exercise of options outstanding as of September 30, 2013; and

➢	no exercise by the underwriters of their option to purchase up to an additional shares of our Class A common stock.

Summary consolidated financial data

You should read the following summary consolidated financial data in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus. We derived the summary consolidated statements of comprehensive loss data for the years ended December 31, 2010, 2011 and 2012 from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary consolidated statements of comprehensive loss data for the nine months ended September 30, 2012 and 2013 and the selected consolidated balance sheet data as of September 30, 2013 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited financial statements and include, in our opinion, all adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair presentation of our unaudited consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results as of and for the nine month period ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ended 2013.

	Year Ended December 31,			Nine Months Ended September 30, (unaudited)
	2010	2011	2012	2012	2013
	(as restated)(1)	(as restated)(1)
	(in thousands, except per share data)
Consolidated statements of comprehensive loss data:
Revenues, net	$25,331	$33,376	$43,574	$31,909	$43,800
Cost of revenues(2)	18,015	20,040	24,216	17,949	21,520

Gross profit	7,316	13,336	19,358	13,960	22,280

Operating expenses:(2)
Sales and marketing	9,005	11,465	14,802	10,475	14,655
General and administrative(3)	8,534	12,484	13,568	10,148	13,798

Total operating expenses	17,539	23,949	28,370	20,623	28,453

Operating loss	(10,223)	(10,613)	(9,012)	(6,663)	(6,173)
Other income (expense):
Change in fair value of warrant liability	2,440	(1,179)	—	—	—
Interest expense	(95)	(281)	(481)	(353)	(433)
Other income and expense	(94)	(115)	(28)	241	(139)

Loss before income taxes	(7,972)	(12,188)	(9,521)	(6,775)	(6,745)
Income taxes	24	40	362	278	378

Net loss	$(7,996)	$(12,228)	$(9,883)	$(7,053)	$(7,123)

Net loss per common share (basic and diluted)	$(0.10)	$(0.13)	$(0.10)	$(0.07)	$(0.07)

Weighted average number of common shares outstanding, basic and diluted	78,432	92,274	97,062	96,564	100,239

Pro forma net loss per common share, basic and diluted (unaudited)(4)			$(0.07)		$(0.05)
Weighted average number of pro forma common shares outstanding, basic and diluted (unaudited)(4)			141,107		144,284

(footnotes on following page)

	Year Ended December 31,			Nine Months Ended September 30, (unaudited)
	2010	2011	2012	2012	2013
	(in thousands)
(1) Please see Note 4 to the audited consolidated annual financial statements
(2) Cost and expenses include share-based compensation expense as follows:
Cost of revenues	$334	$293	$308	$247	$246
Operating expenses:
Sales and marketing	336	400	373	294	273
General and administrative	214	434	586	441	581
(3) Legal expenses related to the Oracle lawsuit are as follows:
General and administrative	3,694	5,741	3,468	2,934	1,057

(4)	Please see Note 18 to the audited annual consolidated financial statements and Note 11 to the unaudited condensed consolidated interim financial statements included elsewhere in this prospectus for an explanation of the calculation of the pro forma net loss per share and pro forma weighted average shares.

Our unaudited condensed consolidated balance sheet data as of September 30, 2013 is presented on:

➢	an actual basis as derived from our unaudited condensed consolidated balance sheet as of September 30, 2013;

➢

a pro forma basis, giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 44,045,460 shares of our Class B common stock and the effectiveness of our amended and restated articles of incorporation as of immediately prior to the completion of this offering, as if such conversion had occurred and our amended and restated articles of incorporation had become effective on September 30, 2013; and

➢

a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments, (ii) the sale of shares of our Class A common stock by us in this offering, based on an assumed initial public offering price of $         per share, the midpoint of the range reflected on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the sale of                  shares of Class A common stock to be purchased from us by Adams Street Partners in the concurrent private placement at an assumed offering price of $         per share, the midpoint of the range reflected on the cover page of this prospectus.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

	As of September 30, 2013 (unaudited)
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$12,964	$12,964	$
Working capital	(34,018)	(34,018)
Total assets	29,154	29,154
Total deferred revenues	46,519	46,519
Total liabilities	66,316	66,316
Total stockholders’ equity (deficit)	(37,162)	(37,162)

(1)	The pro forma column reflects the automatic conversion of all shares of our convertible preferred stock outstanding as of September 30, 2013 (unaudited) into 44,045,460 shares of our Class B common stock immediately prior to the closing of this offering.
(2)

The pro forma as adjusted column reflects (i) the pro forma adjustments described immediately above, (ii) the sale of              shares of our Class A common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the sale of              shares of Class A common stock to be purchased from us by Adams Street Partners in the concurrent private placement at an assumed offering price of $         per share, the midpoint of

the range reflected on the cover page of this prospectus. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) our cash and cash equivalents, working capital, total assets, and total stockholders’ equity by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

NON-GAAP FINANCIAL MEASURES

We monitor the following non-GAAP financial measures to help us evaluate growth trends in our business, establish related budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. In addition to our results determined under generally accepted accounting principles (GAAP), we believe these non-GAAP financial measures are useful in evaluating our operating performance.

We calculate non-GAAP operating loss and non-GAAP net loss, in each case by excluding stock-based compensation expenses and litigation expenses relating to our ongoing litigation with Oracle. We exclude stock-based compensation expense because it is non-cash in nature and excluding this expense provides meaningful supplemental information regarding our operational performance. In particular, because of varying available valuation methodologies, subjective assumptions and the variety of award types that companies can use under FASB ASC Topic 718, we believe that providing non-GAAP financial measures that exclude this expense allows investors the ability to make more meaningful comparisons between our operating results and those of other companies. We exclude litigation expenses relating to our ongoing litigation with Oracle because they are discrete charges that do not reflect our core business operating results.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. There are limitations in using these non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, may be different from non-GAAP financial measures used by our competitors and exclude expenses that may have a material impact upon our financial results. Further, stock-based compensation and litigation expenses relating to our ongoing litigation with Oracle have been and will continue to be for the foreseeable future a significant recurring expense in our business.

These non-GAAP financial measures are meant to supplement and be viewed in conjunction with GAAP financial measures. We believe that these non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of past financial performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)
Non-GAAP financial measures:
Non-GAAP operating loss	$(5,645)	$(3,745)	$(4,277)	$(2,747)	$(4,016)
Non-GAAP net loss	(3,418)	(5,360)	(5,148)	(3,137)	(4,966)

Set forth below is a reconciliation of the non-GAAP financial measures to the nearest measure calculated in accordance with GAAP:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(in thousands)
Operating loss	$(10,223)	$(10,613)	$(9,012)	$(6,663)	$(6,173)
Add: stock-based compensation	884	1,127	1,267	982	1,100
Add: litigation expenses	3,694	5,741	3,468	2,934	1,057

Non-GAAP operating loss	$(5,645)	$(3,745)	$(4,277)	$(2,747)	$(4,016)

Net loss	$(7,996)	$(12,228)	$(9,883)	$(7,053)	$(7,123)
Add: stock-based compensation	884	1,127	1,267	982	1,100
Add: litigation expenses	3,694	5,741	3,468	2,934	1,057

Non-GAAP net loss	$(3,418)	$(5,360)	$(5,148)	$(3,137)	$(4,966)

Risk factors

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our Class A common stock. If any of the following risks are realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our Class A common stock could decline, and you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We and our Chief Executive Officer are involved in litigation with Oracle and an adverse result in the litigation could result in a judgment requiring the payment of substantial damages and/or an injunction against certain of our business practices.

In January 2010, certain subsidiaries of Oracle Corporation filed a lawsuit against us and our Chief Executive Officer, Seth Ravin, in the United States District Court for the District of Nevada, alleging that certain of our processes violate Oracle’s license agreements and that we have committed acts of copyright infringement and violated other federal and state laws. Oracle alleged that its license agreements restrict licensees’ rights to provide third parties with copies of Oracle software and restrict where a customer physically may install the software. Oracle alleges that, in the course of providing our services, we violated such license agreements and illegally downloaded software and support materials without authorization. Oracle further alleges that we damaged its computer systems in the course of downloading materials for our clients. Oracle filed a second amended complaint in June 2011.

Specifically, Oracle’s operative complaint asserts the following causes of action: copyright infringement; violations of the federal Computer Fraud and Abuse Act, California’s Computer Data Access and Fraud Act, and Section 205.4765 of the Nevada Revised Statutes (unlawful acts against computers); breach of contract; inducing breach of contract; intentional interference with prospective economic advantage; unfair competition; trespass to chattels; unjust enrichment/restitution; unfair practices; and a demand for an accounting. Oracle’s complaint seeks a preliminary and permanent injunction prohibiting us from copying, distributing, using, or creating derivative works based on Oracle software and support materials except as allowed by express license from Oracle, as well as from using any software tool to access Oracle software. Oracle’s complaint also seeks to prohibit us from facilitating access to, use of, or downloading of Oracle software or support materials for any customer without a current, valid software and support license entitling the customer to have and use those materials, and from copying, distributing, or using software and support materials obtained through or for one customer to support a different customer. Oracle also seeks damages, trebling of those damages, punitive damages, restitution and disgorgement of all alleged ill-gotten gains and imposition of a constructive trust for Oracle’s benefit consisting of all revenues received by us through the challenged conduct.

In March 2010, we filed an answer to Oracle’s initial complaint, generally denying Oracle’s allegations. We also filed counterclaims against Oracle for defamation, trade libel and business disparagement, copyright misuse and unfair competition.

The parties conducted extensive fact and expert discovery from 2010 through mid-2012. The Court dismissed our counterclaim for copyright misuse in October 2010. Oracle amended its complaint in June 2011 to add allegations that we infringe Oracle’s copyrights in its database software. We filed an amended answer denying those allegations.

Risk factors

In March 2012, Oracle filed a motion seeking partial summary judgment as to its claim of infringement of eight of the copyrighted works asserted in Oracle’s complaint. It also sought summary judgment as to certain of our license defenses. In April 2012, we filed an opposition arguing that, as to our license defenses, there remain genuine issues of material fact that preclude summary judgment of liability. In May 2012, Oracle filed a reply.

In September 2012, Oracle filed a second motion for partial summary judgment as to its claim that we infringe additional copyrighted works covering Oracle’s Relational Management Database software. Oracle’s motion also seeks summary judgment as to certain of our defenses, as well as our two remaining counterclaims for defamation, trade libel and business disparagement and for unfair competition. We filed an opposition in October 2012, arguing that there are genuine issues of material fact as to our license defenses and counterclaims that preclude summary judgment. Oracle filed a reply later that month.

Both of Oracle’s motions for partial summary judgment remain pending, and the court could rule upon them at any time. Regardless of the outcomes of the summary judgment motions, it is likely that liability still will be unresolved for some claims and counterclaims. Additionally, to the extent either party were to prevail on any claims or counterclaims at trial, damages would need to be determined.

Should Oracle prevail on its claims, we could be required to pay substantial damages for our past business activities and/or enjoined from certain business practices. Any of these outcomes could result in a material adverse effect on our business. Should we prevail on our counterclaims, our recovery of damages may not fully offset the negative impact on our operations resulting from Oracle’s conduct. The pendency of the litigation alone could dissuade clients from purchasing our services. Our business has been and may continue to be materially harmed by this litigation. During the course of this litigation, we anticipate announcements of the court’s decisions in connection with hearings, motions, and other matters, as well as other interim developments related to the litigation. If securities analysts or investors regard these announcements as negative, the market price of our common stock may decline.

While we are vigorously defending the lawsuit, we are unable to predict the timing or outcome of Oracle’s claims or our counterclaims. In addition, we anticipate that a judgment entered in either party’s favor by the trial court is likely to be appealed.

Oracle claims economic damages under various theories in amounts well in excess of the total revenues generated by our operations to date, as well as punitive damages and attorneys’ fees. We are contesting Oracle’s measure of damages as well as liability. Oracle also is seeking an injunction prohibiting us from providing any support services for which we are found to be liable for infringement insofar as such services relate to Oracle products. Given the stage of this litigation, we are unable to predict the likelihood of success of Oracle’s claims or our counterclaims. No assurance is or can be given that we will prevail on any claims or counterclaims in the lawsuit.

Refer to the discussion under “Business—Legal proceedings” for more information related to this litigation.

The software products that we support that are part of our ongoing litigation with Oracle represent a significant portion of our current revenues.

Our litigation with Oracle relates to the support services we offer for Oracle’s PeopleSoft, J.D. Edwards and Siebel software products and Oracle’s Relational Database Management System. For the nine months ended September 30, 2013, approximately 67% of our revenues were derived from the support

Risk factors

services that we provide for our clients using PeopleSoft, J.D. Edwards and Siebel software. Excluding revenues derived from services we provide for J.D. Edwards and Siebel software products, the percentage of revenues derived from services we provide for just PeopleSoft software was approximately 45% during this same period. Although we provide support services for additional Oracle product lines that are not subject to litigation and support services for software products provided by companies other than Oracle, our current revenues depend significantly on the product lines that are the subject of litigation. Should Oracle prevail on its motions for summary judgment or on its claims at trial, we could be required to change the way we provide support services to some of our clients, which could result in the loss of clients and revenues, and may also give rise to claims for compensation from our clients, any of which could have a material adverse effect on our business.

Our ongoing litigation with Oracle presents challenges for growing our business.

We have experienced challenges growing our business as a result of our ongoing litigation with Oracle. Many of our new and potential clients have expressed concerns regarding our ongoing litigation and, in some cases, have been subjected to subpoenas and depositions by Oracle in connection with the litigation. Certain of our clients may be subject to additional subpoenas and depositions. We have taken steps to minimize disruptions to our existing and potential clients regarding the litigation, but we continue to face challenges growing our business while the litigation remains outstanding. In certain cases, we have agreed to reimburse our clients for their legal fees incurred in connection with any litigation-related subpoenas and depositions or to provide indemnification or termination rights if any outcome of litigation results in our inability to continue providing any of the paid-for services. In addition, we believe the length of our sales cycle is longer than it otherwise would be due to customer diligence on possible effects of the Oracle litigation on our business. We cannot assure you that we will continue to overcome the challenges we face as a result of the litigation and continue to renew existing clients or secure new clients.

Oracle has a history of litigation against companies offering alternative support programs for Oracle products, and Oracle could pursue additional litigation with us.

Oracle has been active in litigating against companies that have offered competing maintenance and support services for their products. For example, in March 2007, Oracle filed a lawsuit against SAP and its wholly-owned subsidiary, TomorrowNow, Inc., and settled the case in 2012, subject to a pending appeal. In February 2012, Oracle filed suit against Service Key, Inc. and settled the case in October 2013. Oracle also filed suit against CedarCrestone Corporation in September 2012, and settled the case in August 2013. TomorrowNow and CedarCrestone offered maintenance and support for Oracle software products, and Service Key offered maintenance and support for Oracle technology products. Given Oracle’s history of litigation against companies offering alternative support programs for Oracle products, we can provide no assurance, regardless of the outcome of the current litigation with Oracle, that Oracle will not pursue additional litigation against us. Such additional litigation could be costly and distract our management team from running our business and reduce client interest and sales revenues.

The market for our services is relatively undeveloped and may not grow.

The market for independent enterprise software support is still relatively undeveloped, has not yet achieved widespread acceptance and may not grow quickly or at all. Our success will depend to a substantial extent on the willingness of companies to engage a third party such as us to provide software maintenance and support services for their enterprise software. Many companies are still reluctant to use a third party for these services, relying instead on maintenance and support services provided by the enterprise software vendor. Other companies have invested substantial personnel, infrastructure and financial resources in their own organizations with respect to maintenance and support of their enterprise

Risk factors

software products and may choose to self-support with their own internal resources instead of purchasing services from the software vendor or an independent provider like us. Companies may not engage us for other reasons, including concerns regarding our ongoing litigation with Oracle, that engaging with us could damage their relationships with their enterprise software vendor, or a concern that they could infringe third-party intellectual property rights or breach one or more software license agreements if they engage with us. New concerns or considerations may also emerge in the future. Particularly because our market is relatively undeveloped, we must address our potential clients’ concerns and explain the benefits of our approach in order to convince them of the benefits of our services. If companies are not sufficiently convinced that we can address their concerns and that the benefits of our services are compelling, then the market for our services may not develop as we anticipate and our business will not grow.

We have a history of losses and may not achieve profitability in the future.

We incurred net losses of $12.2 million and $9.9 million in 2011 and 2012, respectively, and $7.1 million for both nine month periods ended September 30, 2012 and 2013. As of September 30, 2013, we had an accumulated deficit of $58.5 million. We will need to generate and sustain increased revenue levels in future periods in order to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability. We intend to continue to expend significant funds to expand our sales operations, enhance our service offerings, meet the increased compliance requirements associated with our transition to and operation as a public company and expand into new markets. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenues enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including, as a result of our ongoing litigation with Oracle, other risks described in this prospectus, unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve and sustain profitability, the market price of our Class A common stock may significantly decrease.

If we are unable to attract new clients or sell additional services to our existing clients, our revenue growth will be adversely affected.

To increase our revenues, we must add new clients, encourage existing clients to renew their software maintenance and support services agreements on terms favorable to us and sell additional services to existing clients. As competitors introduce lower-cost and/or differentiated services that are perceived to compete with ours, or as enterprise software vendors introduce competitive pricing, additional support services or other strategies to compete with us, our ability to sell to new clients and renew agreements with existing clients based on pricing, service levels, technology and functionality could be impaired. As a result, we may be unable to renew our agreements with existing clients or attract new clients or new business from existing clients on terms that would be favorable or comparable to prior periods, which could have an adverse effect on our revenues and growth. In addition, certain of our existing clients may choose to upgrade to a new or different version of enterprise software, and such clients’ license agreements with the enterprise software vendor will typically include a one-year mandatory maintenance and support services agreement. In that case, it is unlikely that these clients would renew their maintenance and support services agreements with us, at least during the early term of the license agreement.

If our retention rates decrease, or we do not accurately predict retention rates, our future revenues and operating results may be harmed.

Our clients have no obligation to renew their agreements with us after the expiration of the initial non-cancellable term, which ranges from one to three or more years. In addition, the majority of our multi-year client contracts are not pre-paid. We may not accurately predict retention rates for our clients. Our

Risk factors

retention rates may decline or fluctuate as a result of a number of factors, including our clients’ decision to upgrade to a new version of their enterprise software that they will have to purchase from an enterprise software vendor, our clients’ decision to move to a cloud-based solution instead of traditional enterprise software, client satisfaction with our services, the acquisition of our clients by other companies, and our clients going out of business. If our clients do not renew their agreements for our services or if our clients decrease the amount they spend with us, our revenues will decline and our business will suffer.

We face significant competition from both enterprise software vendors and other companies offering independent enterprise software support services, as well as from software licensees that attempt to self support, which may harm our ability to add new clients, retain existing clients and grow our business.

We face intense competition from enterprise software vendors such as Oracle and SAP who provide software maintenance and support services for their own products. Enterprise software vendors have offered discounts to companies to whom we have marketed our services. In addition, our current and potential competitors and enterprise software vendors may develop and market new technologies that render our existing or future services less competitive or obsolete. Competition could significantly impede our ability to sell our services on terms favorable to us and we may need to decrease the prices for our services in order to remain competitive. If we are unable to maintain our current pricing due to competitive pressures, our margins will be reduced and our operating results will be negatively affected.

There are also several smaller vendors in the independent enterprise software support services market with whom we compete. We expect competition to continue to increase in the future, which could harm our ability to increase sales, maintain or increase renewals and maintain our prices.

Our current and potential competitors may have significantly more financial, technical and other resources than we have, may be able to devote greater resources to the development, promotion, sale and support of their products and services, have more extensive customer bases and broader customer relationships than we have and may have longer operating histories and greater name recognition than we have. As a result, these competitors may be better able to respond quickly to new technologies and provide faster support services. In addition, certain independent enterprise software support organizations may have or develop more cooperative relationships with enterprise software vendors, which may allow them to compete more effectively over the long term. Enterprise software vendors may also offer maintenance and support services at reduced or no additional cost to their customers. In addition, enterprise software vendors may take other actions in an attempt to maintain their support service business, including changing the terms of their license agreements, their terms of service to limit independent enterprise software maintenance and support services or to increase the length of their required maintenance contracts, the functionality of their products, or their pricing terms. For example, various support policies of Oracle and SAP may include clauses that could penalize customers that choose to use independent enterprise software maintenance and support vendors or that, following a departure from the software vendor, seek to return to the software vendor to purchase new licenses or services. To the extent any of our competitors have existing relationships with potential clients for enterprise software products and maintenance and support services, those potential clients may be unwilling to purchase our services because of those existing relationships. If we are unable to compete with such companies, the demand for our services could substantially decline.

Our recent rapid growth may not be indicative of our future growth and if we continue to grow rapidly, we may not be able to manage our growth effectively.

Our revenues grew from $31.9 million for the nine months ended September 30, 2012 to $43.8 million for the nine months ended September 30, 2013, representing a year-over-year increase of 37%. We

Risk factors

expect that, in the future, as our revenues increase to higher levels, our revenue growth rate will decline. We believe growth of our revenues depends on a number of factors, including our ability to:

➢	price our services effectively so that we are able to attract and retain clients without compromising our profitability;

➢	attract new clients, increase our existing clients’ use of our services and provide our clients with excellent support services;

➢	introduce our services to new geographic markets;

➢	satisfactorily conclude the Oracle litigation; and

➢	increase awareness of our company and services on a global basis.

We may not successfully accomplish all or any of these objectives. We plan to continue our investment in future growth. We expect to continue to expend substantial financial and other resources on, among others:

➢	sales and marketing efforts;

➢	expanding in new geographical areas;

➢	growing our product support capabilities; and

➢	general administration, including legal and accounting expenses related to being a public company.

In addition, our historical rapid growth has placed and may continue to place significant demands on our management and our operational and financial resources. Our organizational structure is becoming more complex as we add additional staff, and we will need to improve our operational, financial and management controls, as well as our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our corporate culture of rapid innovation, teamwork and attention to client service that has been central to our growth so far.

Our business may suffer if it is alleged or determined that our technology infringes the intellectual property rights of others.

The software industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets and other intellectual and proprietary rights. Companies in the software industry are often required to defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Many of our competitors and other industry participants have been issued patents and/or have filed patent applications and may assert patent or other intellectual property rights within the industry. From time to time, we may receive threatening letters or notices or may be the subject of claims that our services and underlying technology infringe or violate the intellectual property rights of others. For example, as described further under “Business—Legal proceedings,” we are in litigation with Oracle relating in part to alleged copyright infringement. Responding to such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand, and cause us to incur significant expenses. Our services may not be able to withstand any or all third-party claims or rights against their use. Claims of intellectual property infringement might require us to redesign our processes, delay product deliverables, enter into costly settlements or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing, selling or performing our services. If we cannot or do not license the infringed technology on reasonable terms or

Risk factors

at all, or substitute similar technology from another source, our revenues and operating results could be adversely impacted. In addition, regardless of the outcome of our ongoing litigation with Oracle, other enterprise software vendors may pursue similar litigation against us, or Oracle may pursue other claims against us relating to current or past business practices. The occurrence of any of these events could have a material adverse effect on our business. Furthermore, in some cases, we have provisions in our agreements with our clients whereby we indemnify our customers in the event that Oracle is successful in its litigation against us and we are no longer able to provide service to these clients. In some cases, our clients have the right to terminate their agreements and claim refunds or liquidated damages up to the amount paid to us for services if we are unable to provide our services due to infringement of the rights of third parties, including if we are unable to provide services due to our litigation with Oracle. In addition, if any judgments or awards are entered against us, or if we enter into any settlement arrangements with respect to any litigation or arbitration, and the aggregate amount of any such judgments, awards, or agreements exceeds $50,000, we would be in default of an existing agreement we have with Bridge Bank National Association for a revolving line of credit and note payable, in which case the lender could demand accelerated repayment of principal and accrued interest.

We rely on our management team and other key employees, including our Chief Executive Officer, and the loss of one or more key employees could harm our business.

Our success and future growth depend upon the continued services of our management team, including Seth Ravin, our Chief Executive Officer, and other key employees. Since 2008, Mr. Ravin has been under the regular care of a physician for kidney disease, which includes ongoing treatment. During this time, Mr. Ravin has continuously performed all of his duties as Chief Executive Officer of our company on a full-time basis. Although Mr. Ravin’s condition has not had any impact on his performance in his role as Chief Executive Officer or on the overall management of the company, we can provide no assurance that his condition will not affect his ability to perform the role of Chief Executive Officer in the future. In addition, from time to time, there may be changes in our management team resulting from the hiring or departure of executives, which could disrupt our business. We may terminate any employee’s employment at any time, with or without cause, and any employee may resign at any time, with or without cause. We do not maintain key man life insurance on any of our employees. The loss of one or more of our key employees could harm our business.

The failure to attract and retain additional qualified personnel could prevent us from executing our business strategy.

To execute our business strategy, we must attract and retain highly qualified personnel. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In particular, we have experienced a more competitive hiring environment in the San Francisco Bay Area, where we have our operations center. Many of the companies with which we compete for experienced personnel have greater resources than we do. In addition, in making employment decisions, job candidates often consider the value of the stock options or other equity incentives they are to receive in connection with their employment. If the price of our stock declines or experiences significant volatility, our ability to attract or retain qualified employees will be adversely affected. If we fail to attract new personnel or fail to retain and motivate our current personnel, our growth prospects could be severely harmed.

Because we recognize revenues from subscriptions over the term of the relevant contract, downturns or upturns in sales are not immediately reflected in full in our operating results.

As a subscription-based business, we recognize revenues over the service period of our contracts. As a result, much of the revenues we report each quarter result from contracts entered into during previous

Risk factors

quarters. Consequently, a shortfall in demand for our services or a decline in new or renewed contracts in any one quarter may not significantly reduce our revenues for that quarter but could negatively affect our revenues in future quarters. Accordingly, the effect of significant downturns in new sales or renewals of our services will not be reflected in full in our operating results until future periods. Our revenue recognition model also makes it difficult for us to rapidly increase our revenues through additional sales in any period, as revenues from new clients must be recognized over the applicable service term of the contracts.

Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our client base and achieve broader market acceptance of our services.

Our ability to increase our client base and achieve broader market acceptance of our services will depend to a significant extent on our ability to expand our marketing and sales operations. We plan to continue expanding our sales force both domestically and internationally. These efforts will require us to invest significant financial and other resources. Moreover, our sales personnel typically take nine months before they become fully productive. This ramp cycle, combined with our six to nine month sales cycle, means that we will not immediately recognize a return on this investment in our sales and marketing department. In addition, the cost to acquire clients is high due to the cost of these marketing and sales efforts. Our business will be seriously harmed if our efforts do not generate a correspondingly significant increase in revenues. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective.

Interruptions to or degraded performance of our service could result in client dissatisfaction, damage to our reputation, loss of clients, limited growth and reduction in revenues.

Our agreements with our clients guarantee a 30-minute response time with respect to certain high- priority issues. To the extent that we do not meet the 30-minute guarantee, our clients may be entitled to liquidated damages, service credits or refunds.

We also deliver tax, legal and regulatory updates to our clients, and generally do so faster than our competitors. If there are inaccuracies in these updates, or if we are not able to deliver them quickly to our clients, our reputation may be damaged and we could face claims for compensation from our clients, lose clients, or both.

Any interruptions or delays in our service, whether as a result of third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with clients and cause our revenues to decrease and our expenses to increase. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors, in turn, could further reduce our revenues, subject us to liability and cause us to pay liquidated damages, issue credits or cause clients not to renew their agreements with us, any of which could materially adversely affect our business.

Risk factors

We may experience quarterly fluctuations in our operating results due to a number of factors, including the sales cycles for our services, which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. Historically, our sales cycle has been tied to the renewal dates for our clients’ support agreements for the products that we support. Because our clients make maintenance and support decisions in conjunction with the renewal of their existing support agreements with Oracle and SAP, among others, we have experienced an increase in business activity during the periods in which those agreements are up for renewal. Although we have introduced and intend to continue to introduce services for additional products that do not follow the same renewal timeline, our past results may not be indicative of our future performance, and comparing our operating results on a period-to-period basis may not be meaningful. Also, if we are unable to engage a potential client before its renewal date in a particular year, it will likely be at least another year before we would have the opportunity to engage that potential client again, given that such potential client would have had to sign on to at least an additional year’s worth of service with from existing maintenance and support provider. Furthermore, our existing clients generally renew their agreements with us at or near the end of each calendar year, so we have also experienced and expect to continue to experience heavier renewal rates in the fourth quarter. In addition to the other risks described in this prospectus, factors that may affect our quarterly operating results include the following:

➢	changes in spending on enterprise software maintenance and support services by our current or prospective clients;

➢	pricing of our services so that we are able to attract and retain clients;

➢	acquisition of new clients and increases of our existing clients’ use of our services;

➢	client renewal rates and the amounts for which agreements are renewed;

➢	budgeting cycles of our clients;

➢	changes in the competitive dynamics of our market, including consolidation among competitors or clients;

➢	the amount and timing of payment for operating expenses, particularly sales and marketing expenses and employee benefit expenses;

➢	the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments and other non-cash charges;

➢	the amount and timing of costs associated with recruiting, training and integrating new employees;

➢	the amount and timing of cash collections from our clients;

➢	unforeseen costs and expenses related to the expansion of our business, operations and infrastructure;

➢	the amount and timing of our legal costs, particularly related to our litigation with Oracle;

➢	changes in the levels of our capital expenditures;

➢	foreign currency exchange rate fluctuations; and

➢	general economic and political conditions in our domestic and international markets.

We may not be able to accurately forecast the amount and mix of future subscriptions, revenues and expenses, and as a result, our operating results may fall below our estimates or the expectations of

Risk factors

securities analysts and investors. If our revenues or operating results fall below the expectations of investors or securities analysts, or below any guidance we may provide, the price of our Class A common stock could decline.

We may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past sales, which could adversely harm our business.

State, local and foreign jurisdictions have differing rules and regulations governing sales, use, value added and other taxes, and these rules and regulations can be complex and are subject to varying interpretations that may change over time. In particular, the applicability of such taxes to our services in various jurisdictions is unclear. Further, these jurisdictions’ rules regarding tax nexus are complex and vary significantly. As a result, we could face the possibility of tax assessments and audits, and our liability for these taxes and associated penalties could exceed our original estimates. For example, for 2011 and prior years, we reduced our estimate for sales tax liability by $1.3 million as a result of additional procedures performed by an outside accounting consultant we hired to conduct a review of our sales tax liability. A successful assertion that we should be collecting additional sales, use, value added or other taxes in those jurisdictions where we have not historically done so and do not accrue for such taxes could result in substantial tax liabilities and related penalties for past sales, discourage clients from purchasing our services or otherwise harm our business and operating results.

We may not be able to scale our business quickly enough to meet our clients’ growing needs, and if we are not able to grow efficiently, our operating results could be harmed.

As enterprise software products become more advanced, we will need to devote additional resources to improving our services to provide relevant maintenance and support services to our clients using these more advanced products. In addition, we will need to appropriately scale our internal business systems and our global operations and client care and success teams to serve our growing client base, particularly as our client demographics expand over time. Any failure of or delay in these efforts could adversely affect the quality of our services and negatively impact client satisfaction, resulting in decreased sales to new clients and lower renewal rates by existing clients.

Even if we are able to upgrade our systems and expand our services organizations, any such expansion will be expensive and complex, requiring management time and attention. We could also face inefficiencies or operational failures as a result of our efforts to scale our infrastructure. There can be no assurance that the expansion and improvements to our infrastructure and systems will be fully or effectively implemented on a timely basis, if at all. Any failure to efficiently scale our business could result in reduced revenues and adversely impact our operating margins and financial results.

Because our long-term growth strategy involves further expansion of our sales to clients outside the United States, our business will be susceptible to risks associated with international operations.

A component of our growth strategy involves the further expansion of our operations and client base internationally. We currently have international offices outside of North America in Australia, Brazil, Germany, Japan, and the United Kingdom, which focus primarily on selling our services in those regions. In the future, we may expand to other international locations. Our current international operations and future initiatives will involve a variety of risks, including:

➢	changes in a specific country’s or region’s political or economic conditions;

➢	unexpected changes in regulatory requirements, taxes or trade laws;

Risk factors

➢	more stringent regulations relating to data security and the unauthorized use of, or access to, commercial and personal information, particularly in the European Union;

➢

differing labor regulations, especially in the European Union, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

➢

challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

➢	difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;

➢	increased travel, real estate, infrastructure and legal compliance costs associated with international operations;

➢	currency exchange rate fluctuations and the resulting effect on our revenues and expenses, and the cost and risk of entering into hedging transactions if we choose to do so in the future;

➢	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

➢	laws and business practices favoring local competitors or general preferences for local vendors;

➢	limited or insufficient intellectual property protection;

➢	political instability or terrorist activities;

➢	exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act and similar laws and regulations in other jurisdictions; and

➢	adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

If we fail to forecast our revenues accurately, or if we fail to match our expenditures with corresponding revenues, our operating results could be adversely affected.

Because our recent growth has resulted in the rapid expansion of our business, we do not have a long history upon which to base forecasts of future operating revenues. In addition, the lengthy sales cycle for the evaluation and implementation of our services, which typically has been six to nine months, may also cause us to experience a delay between increasing operating expenses for such sales efforts, and the generation of corresponding revenues. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenues that we do not receive as a result of delays arising from these factors. As a result, our operating results in future reporting periods may be significantly below the expectations of the public market, securities analysts or investors, which could harm the price of our Class A common stock.

Consolidation in our target markets is continuing at a rapid pace, which could harm our business in the event that our clients are acquired and their contracts are cancelled.

Consolidation among companies in our target markets has been robust in recent years, and this trend poses a risk for us. Acquisitions of our clients could lead to cancellation of our contracts with those

Risk factors

clients by the acquiring companies and could reduce the number of our existing and potential clients. If such consolidation continues, we expect that some of the acquiring companies will terminate, renegotiate and elect not to renew our contracts with the clients they acquire, which would reduce our revenues.

If there is a widespread shift by clients or potential clients to a cloud-based model instead of traditional enterprise software, or there is a widespread shift away from clients purchasing enterprise software solutions from Oracle, SAP or another enterprise software vendor for whom we expect to provide independent enterprise software maintenance and support services, our business would be adversely impacted.

Currently, we provide independent maintenance and support services for Oracle and SAP enterprise software products, and all of our revenues comes from providing these maintenance and support services. Today, Oracle, SAP and other companies are expanding their offerings to include cloud-based software. If more and more companies subscribe to these cloud-based offerings, or if another enterprise software vendor emerges to take substantial market share from Oracle and SAP and we do not already provide independent enterprise software maintenance and support services for such vendor’s products, our services may become obsolete. Developing new services to address a cloud-based model or for a different enterprise software product could take a substantial investment of time and financial resources, and we cannot guarantee that we will be successful. If fewer clients use enterprise software products from Oracle and SAP, and we are not able to provide services for a new vendor, our business will be adversely impacted.

Delayed or unsuccessful investment in new technology, services and markets may harm our financial results.

We plan to continue investing resources in research and development in order to enhance our current service offerings, and other new offerings that will appeal to clients and potential clients. The development of new service offerings could divert the attention of our management and our employees from the day-to-day operations of our business, the new service offerings may not generate sufficient revenues to offset the increased research and development expenses, and if we are not successful in implementing the new service offerings, we may need to write off the value of our investment. Furthermore, if our new or modified services or technology do not work as intended, are not responsive to client needs or industry or regulatory changes, are not appropriately timed with market opportunity, or are not effectively brought to market, we may lose existing and potential clients or related opportunities, in which case our results of operations may suffer.

If our security measures are compromised or unauthorized access to client data is otherwise obtained, our services may be perceived as not being secure, clients may curtail or cease their use of our services, our reputation may be harmed and we may incur significant liabilities; further, we are subject to governmental and other legal obligations related to privacy, and our actual or perceived failure to comply with such obligations could harm our business.

Our services involve the access, processing, sharing, using, storage and transmission of proprietary information and protected data that we receive from our clients. We rely on proprietary and commercially available systems, software, tools and monitoring, as well as other processes, to provide security for accessing, processing, sharing, using, storage and transmission of such information. If our security measures are compromised as a result of third-party action, employee or client error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our reputation could be damaged, our business and our clients may be harmed and we could incur significant liability. In addition, if the security measures of our clients are compromised, even without any actual compromise of

Risk factors

our own systems, we may face negative publicity or reputational harm if our clients or anyone else incorrectly attributes the blame for such security breaches on us or our systems. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because they change frequently and generally are not detected until after an incident has occurred. As we increase our client base and our brand becomes more widely known and recognized when we are a public company, we may become more of a target for third parties seeking to compromise our security systems or gain unauthorized access to our clients’ data.

Many governments have enacted laws requiring companies to notify individuals of data security incidents involving certain types of personal data. In addition, some of our clients contractually require notification of any data security compromise. Security compromises experienced by our clients, by our competitors or by us may lead to public disclosures, which may lead to widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could harm our reputation, erode client confidence in the effectiveness of our security measures, negatively impact our ability to attract new clients, cause existing clients to elect not to renew their subscriptions or subject us to third-party lawsuits, government investigations, regulatory fines or other action or liability, which could materially and adversely affect our business and operating results.

We cannot assure you that any limitations of liability provisions in our contracts for a security breach would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and operating results.

As a global company, we are subject to numerous federal, state and local laws around the world regarding the accessing, processing, sharing, using, storing, transmitting, disclosure and protection of personal data, the scope of which are constantly changing, subject to differing interpretation, and may be inconsistent between countries or conflict with other rules. We generally comply with industry standards and strive to comply with all applicable laws, policies and other legal obligations relating to privacy and data protection, but it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Compliance with such laws, policies and other legal obligations may be costly and may require us to modify our business practices, which could adversely affect our business and profitability. Any failure or perceived failure by us to comply with these laws, policies or other obligations may result in governmental enforcement actions or litigation against us and could cause our clients to lose trust in us, any of which could have an adverse effect on our business.

If our services fail due to defects or similar problems, and if we fail to correct any defect or other software problems, we could lose clients, become subject to service performance or warranty claims or incur significant costs.

Our services and the systems infrastructure underlying our services are inherently complex and may contain material defects or errors. We have from time to time found defects in our services and may discover additional defects in the future. In particular, we have developed our own tools and processes to deliver comprehensive tax, legal and regulatory updates tailored for each client, which we endeavor to deliver to our clients in a shorter timeframe than our competitors, which may result in an increased risk

Risk factors

of material defects or errors. We may not be able to detect and correct defects or errors before clients begin to use our services. Consequently, we or our clients may discover defects or errors after our services are provided and deliverables have been implemented. These defects or errors could also cause inaccuracies in the data we collect and process for our clients, or even the loss, damage or inadvertent release of such confidential data. Even if we are able to implement bug fixes or corrections to our tax, legal and regulatory updates in a timely manner, any history of defects or inaccuracies in the data we collect for our clients, or the loss, damage or inadvertent release of such confidential data could cause our reputation to be harmed, and clients may elect not to purchase or renew their agreements with us and subject us to service performance credits, warranty or other claims or increased insurance costs. The costs associated with any material defects or errors in our software or other performance problems may be substantial and could materially adversely affect our operating results.

Our failure to comply with the covenants contained in our loan agreement could result in an event of default that could adversely affect our financial condition and ability to operate our business as planned.

We have, and will continue to have, a revolving line of credit and note payable with Bridge Bank National Association. Our loan agreement contains, and any agreements to refinance our debt likely will contain, financial and restrictive covenants. Our failure to comply with these covenants may result in an event of default, which if not cured or waived, could result in the bank preventing us from accessing available funds under our line of credit and note payable. If this were to occur we may not have sufficient cash resources to be able to continue our operations as planned. In addition, the indebtedness under our loan agreement and note payable is secured by a security interest in substantially all of our tangible and intangible assets, and therefore, if we are unable to repay such indebtedness the banks could foreclose on these assets, which could adversely affect our ability to operate our business.

The requirements of being a public company may strain our systems and resources, divert management’s attention and be costly.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 (Exchange Act) the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), and the rules and regulations of                     . The requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and may also place undue strain on our personnel, systems and resources.

The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing the costly process of implementing and testing our systems to report our results as a public company, to continue to manage our growth and to implement internal controls. We will be required to implement and maintain various other control and business systems related to our equity, finance, treasury, information technology, other recordkeeping systems and other operations. As a result of this implementation and maintenance, management’s attention may be diverted from other business concerns, which could adversely affect our business. Furthermore, we supplement our internal team with third-party software and system providers to support our reporting obligations to achieve effective internal controls. To the extent we do not sufficiently manage these third parties, and they fail to provide us with adequate service, we may not effectively manage our future growth which may result in ineffective internal controls over financial reporting and an increased cost of compliance.

Risk factors

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected.

In addition, we expect these laws, rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain appropriate levels of coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the time and resources of our management and adversely affect our business and operating results.

A material weakness in our internal control over financial reporting has been identified, and as a result, our financial statements for fiscal years 2010 and 2011 have been restated. If we are not able to maintain an effective system of internal control over financial reporting, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our stock price.

In connection with the audit of our consolidated financial statements for 2012, management and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting of certain transactions that resulted in a reduction in sales tax expense by approximately $1.3 million in 2011 and prior years. As a result, our 2010 and 2011 financial statements have been restated to correct the misstatement. The restatement of our financial statements could cause current and potential investors to lose confidence in our reported financial information, which could harm our business and negatively affect our stock price. While we are in the process of strengthening the staffing within our finance and accounting department, as well as developing and documenting our accounting policies and internal control over financial reporting, we cannot assure that these steps will be adequate to prevent other material weaknesses and restatements of our financial statements in the future.

Economic uncertainties or downturns in the general economy or the industries in which our clients operate could disproportionately affect the demand for our services and negatively impact our operating results.

General worldwide economic conditions have experienced a significant downturn and fluctuations in recent years, and market volatility and uncertainty remain widespread. As a result, we and our clients find it

Risk factors

extremely difficult to accurately forecast and plan future business activities. In addition, these conditions could cause our clients or prospective clients to reduce their IT budgets, which could decrease corporate spending on our services, resulting in delayed and lengthened sales cycles, a decrease in new client acquisition and loss of clients. Furthermore, during challenging economic times, our clients may face issues with their cash flows and in gaining timely access to sufficient credit or obtaining credit on reasonable terms, which could impair their ability to make timely payments to us, impact client renewal rates and adversely affect our revenues. If such conditions occur, we may be required to increase our reserves, allowances for doubtful accounts and write-offs of accounts receivable, and our operating results would be harmed. We cannot predict the timing, strength or duration of any economic slowdown or recovery, whether global, regional or within specific markets. If the conditions of the general economy or markets in which we operate worsen, our business could be harmed. In addition, even if the overall economy improves, the market for independent maintenance and support services may not experience growth.

If we fail to enhance our brand, our ability to expand our client base will be impaired and our financial condition may suffer.

We believe that our development of the Rimini Street brand is critical to achieving widespread awareness of our services, and as a result, is important to attracting new clients and maintaining existing clients. We also believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable independent maintenance and support services at competitive prices, as well as the outcome of our ongoing litigation with Oracle. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses we incurred in building our brand. If we fail to successfully promote and maintain our brand, our business could suffer.

If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, experience reduced revenues and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary knowledge, software tools and processes. We rely on a combination of copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights in our processes and software tools. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Any of our copyrights, trademarks, service marks, trade secret rights or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy or use information that we regard as proprietary to create products and services that compete with ours. In addition, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our processes and software tools may increase.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our processes and software tools. Further, these agreements may not prevent our competitors from independently developing service offerings that are substantially equivalent or superior to our services.

Risk factors

There can be no assurance that we will receive any patent protection for our proprietary software tools and processes. Even if we were to receive patent protection, those patent rights could be invalidated at a later date. Furthermore, any such patent rights may not adequately protect our processes, our software tools or prevent others from designing around our patent claims.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our processes and software tools against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our services, impair the functionality of our service offerings, delay introductions of new services, result in our substituting inferior or more costly technologies into our services, or injure our reputation.

Changes in tax laws or regulations that are applied adversely to us or our clients could increase the costs of our services and adversely impact our business.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Any new taxes could adversely affect our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us or our clients to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our clients to pay fines and penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future clients may elect not to continue or purchase our services in the future. Additionally, new, changed, modified or newly interpreted or applied tax laws could increase our clients’ and our compliance, operating and other costs, as well as the costs of our services. Any or all of these events could adversely impact our business and financial performance.

We may not be able to utilize a significant portion of our net operating loss or research tax credit carryforwards, which could adversely affect our profitability.

We have federal and state net operating loss carryforwards due to prior period losses, which if not utilized will begin to expire in 2026 and 2013 for federal and state purposes, respectively. We also have federal research tax credit carryforwards, which if not utilized will begin to expire in 2021. These net operating loss and research tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our profitability.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (Code), our ability to utilize net operating loss carryforwards or other tax attributes, such as research tax credits, in any taxable year may be limited if we experience an “ownership change.” A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. This offering or future issuances of our stock could cause an “ownership change.” It is possible that an ownership change, or any future ownership change, could have a material effect on the use of our net operating loss carryforwards or other tax attributes, which could adversely affect our profitability.

Risk factors

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and operating results. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a material impact on us and the results of our operations.

Future acquisitions, strategic investments, partnerships or alliances could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value and adversely affect our operating results and financial condition.

We may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our services, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not the acquisition purchases are completed. If we acquire businesses, we may not be able to integrate successfully the acquired personnel, operations and technologies, or effectively manage the combined business following the acquisition. We may not be able to find and identify desirable acquisition targets or be successful in entering into an agreement with any particular target. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

Failure to comply with laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws and tax laws and regulations. For example, transfer of certain software outside of the United States or to certain persons is regulated by export controls. In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions and may result in our inability to provide certain services to clients. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, or if clients made claims against us for compensation, our business, operating results and financial condition could be harmed. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could further harm our business, operating results and financial condition.

Catastrophic events may disrupt our business.

We rely heavily on our network infrastructure and information technology systems for our business operations. A disruption or failure of these systems in the event of online attack, earthquake, fire,

Risk factors

terrorist attack, power loss, telecommunications failure or other similar catastrophic event could cause system interruptions, delays in accessing our service, reputational harm and loss of critical data or could prevent us from providing our services to our clients. In addition, many of our employees reside in the San Francisco Bay Area, an area particularly susceptible to earthquakes, and a major earthquake or other catastrophic event could affect our employees, who may not be able to access our systems or otherwise continue to provide our services to our clients. A catastrophic event that results in the destruction or disruption of our data centers, or our network infrastructure or information technology systems, or access to our systems, could affect our ability to conduct normal business operations and adversely affect our operating results.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported operating results.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board (FASB), the Securities and Exchange Commission (SEC) and various bodies formed to promulgate and interpret appropriate accounting principles. A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. Accounting for revenues from sales of subscriptions to software is particularly complex, is often the subject of intense scrutiny by the SEC, and will evolve as FASB continues to consider applicable accounting standards in this area.

RISKS RELATED TO THIS OFFERING, THE CONCURRENT PRIVATE PLACEMENT AND OUR CLASS A COMMON STOCK

The dual class structure of our common stock as provided for by our charter documents has the effect of concentrating voting control with those stockholders who held our stock prior to this offering, including our founders and our executive officers, employees and directors and their affiliates, and limiting your ability to influence corporate matters.

Our Class B common stock has 15 votes per share, and our Class A common stock, which is the stock we are offering in this initial public offering and the concurrent private placement, has one vote per share. Stockholders who hold shares of Class B common stock, including our founders, and our executive officers, employees and directors and their affiliates, will together hold approximately     % of the voting power of our outstanding capital stock following this offering and the concurrent private placement, and therefore will have significant influence over the management and affairs of the company and over all matters requiring stockholder approval, including election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future.

In addition, the holders of Class B common stock collectively will continue to be able to control all matters submitted to our stockholders for approval even if their stock holdings represent less than 50% of the outstanding shares of our common stock. Because of the 15-to-1 voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock even when the shares of Class B common stock represent as little as 10% of the aggregate outstanding shares of our Class A and Class B common stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, and as a result, the market price of our Class A common stock could be adversely affected.

Risk factors

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.

There has been no prior market for our Class A common stock and an active market may not develop or be sustained, and you may not be able to resell your shares at or above the initial public offering price, if at all.

There has been no public market for our Class A common stock prior to this offering. The initial public offering price for our Class A common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our Class A common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our Class A common stock may not develop upon closing of this offering or, if it does develop, it may not be sustainable, which could adversely affect your ability to sell your shares and could depress the market price of our Class A common stock.

Our stock price may be volatile and may decline regardless of our operating performance resulting in substantial losses for investors purchasing shares in this offering.

The trading prices of the securities of technology companies have been highly volatile. The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

➢	actual or anticipated fluctuations in our revenues and other operating results, including as a result of the addition or loss of any number of clients;

➢	announcements of the court’s decisions in connection with hearings, motions and other matters, as well as interim developments, related to our ongoing litigation with Oracle;

➢	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

➢	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

➢

failure of securities analysts to initiate or maintain coverage of us, changes in ratings and financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

➢	changes in operating performance and stock market valuations of software or other technology companies or those in our industry in particular;

➢	price and volume fluctuations in the trading of our common stock and in the overall stock market, including as a result of trends in the economy as a whole;

➢	announcements by us with regard to the effectiveness of our internal controls and our ability to accurately report financial results;

➢	new laws or regulations or new interpretations of existing laws or regulations applicable to our business our industry;

➢	lawsuits threatened or filed against us;

➢	changes in key personnel; and

➢	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

Risk factors

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies.

In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

If securities or industry analysts do not publish research or publish incorrect or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. If no or few securities or industry analysts cover our company, the trading price for our stock would be negatively impacted. If one or more of the analysts who covers us downgrades our stock or publishes incorrect or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

As a result of becoming a public company, we will need to further develop and maintain our internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering and the concurrent private placement. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We are in the early stages of assessing the effectiveness of our internal control over financial reporting. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

For example, as described above, we identified a material weakness in our internal control over financial reporting of certain transactions that resulted in a reduction in sales tax expense by approximately $1.3 million in 2011 and prior years, and consequently, we determined that our internal controls over financial reporting were not effective during 2012 and prior years. We engaged an outside accounting firm to assist us with the remediation of this matter.

Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations. Any failure to implement and maintain effective internal controls also could

Risk factors

adversely affect the results of periodic management evaluations regarding the effectiveness of our internal control over financial reporting. Ineffective disclosure controls and procedures or internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock.

Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business.

We will be required to disclose material changes made in our internal control over financial reporting on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act.

If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls when it is required to do so by the applicable rules, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Class A common stock to decline, and we may be subject to investigation or sanctions by the SEC.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds to invest in future growth opportunities. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could seriously harm our business and operating results. If we incur debt, the debt holders would have rights senior to Class A common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our Class A common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our Class A common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. As a result, our stockholders bear the risk of our future securities offerings reducing the market price of our Class A common stock and diluting their interest.

Substantial future sales of shares of our stock by existing stockholders could depress the market price of our Class A common stock.

The market price for our Class A common stock could decline as a result of the sale of substantial amounts of our stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our Class A common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. Based on shares

Risk factors

outstanding as of September 30, 2013, upon completion of this offering and the concurrent private placement, we will have outstanding approximately              million shares of Class A and Class B common stock, approximately              million of which are subject to a minimum 180-day contractual lock-up more fully described in “Underwriting.” UBS Securities LLC may permit our officers, directors, employees and current stockholders to sell shares prior to the expiration of the lock-up agreements.

After this offering and the concurrent private placement, holders of an aggregate of approximately              shares of our Class A and Class B common stock as of September 30, 2013, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. Substantially all of these shares are subject to the 180-day contractual lock-up referred to above.

In addition, the shares of Class A and Class B common stock subject to outstanding options under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. See “Shares eligible for future sale” for a more detailed description of sales that may occur in the future.

If a substantial number of shares are sold, or if it is perceived that they will be sold, in the public market, before or after the expiration of the contractual lock-up period, the trading price of our Class A common stock could decline substantially.

Anti-takeover provisions in our charter documents and Nevada law may delay or prevent an acquisition of our company.

Our amended and restated articles of incorporation, amended and restated bylaws and Nevada law contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management. Our amended and restated articles of incorporation and bylaws, which will become effective upon the closing of this offering, include provisions that:

➢

authorize “blank check” preferred stock, which could be issued by the board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our Class A common stock;

➢	create a classified board of directors whose members serve staggered three-year terms;

➢	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of the board, the chief executive officer or the president;

➢	prohibit stockholder action by written consent;

➢

establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

➢	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

➢	specify that no stockholder is permitted to cumulate votes at any election of directors;

➢	authorize our board of directors to modify, alter or repeal our amended and restated bylaws; and

➢	require supermajority votes of the holders of our Class A and Class B common stock to amend specified provisions of our charter documents.

Risk factors

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

In addition, because we are incorporated in Nevada, we are governed by the provisions of Sections 78.411 to 78.444 of the Nevada Revised Statutes, which limit the ability of stockholders owning in excess of 10% of our outstanding voting stock to merge or combine with us in certain circumstances.

Any provision of our amended and restated articles of incorporation or amended and restated bylaws or Nevada law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

If you purchase shares of our Class A common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our Class A common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share after giving effect to this offering and the concurrent private placement of $         per share as of September 30, 2013, based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the Class A common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of any warrant, upon exercise of options to purchase Class A or Class B common stock under our equity incentive plans, if we issue restricted stock to our employees under our equity incentive plans or if we otherwise issue additional shares of our Class A common stock. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Our management will have broad discretion over the use of the proceeds we receive in this offering and the concurrent private placement and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering and the concurrent private placement, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds in ways that increase the value of your investment. We intend to use the net proceeds for working capital and other general corporate purposes. We may use a portion of the net proceeds to us to expand our current business through acquisitions of other businesses, products and technologies. Until we use the net proceeds from this offering and the concurrent private placement, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering and the concurrent private placement in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We do not currently intend to pay dividends and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends and do not currently intend to do so for the foreseeable future. In addition, any future financing or credit agreements may prohibit us from paying any type of dividends. We currently intend to invest our future earnings, if any, to fund our growth.

Risk factors

Therefore, you are not likely to receive any dividends on your Class A common stock for the foreseeable future and the success of an investment in shares of our Class A common stock will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that shares of our Class A common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares. Investors seeking cash dividends should not purchase our Class A common stock.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced financial disclosure obligations, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenues; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering. We may choose to take advantage of some but not all of these reduced reporting burdens. If we take advantage of any of these reduced reporting burdens in future filings, the information that we provide our security holders may be different than you might get from other public companies in which you hold equity interests. We cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Special note regarding forward-looking statements

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “might,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements. Forward-looking statements include, but are not limited to, information concerning:

➢	the evolution of the enterprise software support landscape facing our customers and prospects;

➢	our ability to educate the market regarding the advantages of our enterprise software support products;

➢	our ability to maintain an adequate rate of revenue growth;

➢	our future financial and operating results;

➢	our business plan and our ability to effectively manage our growth and associated investments;

➢	beliefs and objectives for future operations;

➢	our ability to expand our leadership position in third party enterprise software support;

➢	our ability to attract and retain customers;

➢	our ability to further penetrate our existing customer base;

➢	our ability to maintain our competitive technological advantages against new entrants in our industry;

➢	our ability to timely and effectively scale and adapt our existing technology;

➢	our ability to innovate new products and bring them to market in a timely manner; our ability to maintain, protect, and enhance our brand and intellectual property;

➢	our ability to expand internationally;

➢	the effects of increased competition in our market and our ability to compete effectively;

➢	our intentions with respect to our pricing model;

➢	cost of revenues, including changes in costs associated with production, manufacturing and customer support;

➢	operating expenses, including changes in research and development, sales and marketing, and general administrative expenses;

➢	anticipated income tax rates;

➢	sufficiency of cash to meet cash needs for at least the next 12 months;

➢	our ability to maintain our good standing with the United States and international governments and capture new contracts;

➢	costs associated with defending intellectual property infringement and other claims, such as those claims discussed in “Business—Legal proceedings”;

➢	our expectations concerning relationships with third parties, including channel partners and logistics providers;

➢	economic and industry trends or trend analysis;

Special note regarding forward-looking statements

➢	the attraction and retention of qualified employees and key personnel;

➢	future acquisitions of or investment sin complementary companies, products, subscriptions or technologies; and

➢	the effects of seasonal trends on our results of operations.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk factors.” Moreover, we operate in a very competitive and rapidly changing market. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity and performance, as well as other events and circumstances, may be materially different from what we expect.

Market and industry data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information from various sources, including International Data Corporation (IDC), Forrester Research, Inc., Gartner, Inc. and Constellation Research Inc., on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The Gartner reports described herein represent data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. Each Gartner report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner reports are subject to change without notice.

The sources of industry and market data contained in this prospectus are listed below:

➢	IDC’s Worldwide Software Maintenance 2012-2016 Forecast (doc #235402, June 2012)

➢	Special Report Extract: Oracle Application Customer Satisfaction, Attitudes, and Plans, Computer Economics Inc., November 2010

➢	Gartner “Cool Vendors in Infrastructure Services, 2011,” Gartner Research, Inc., Gianluca Tramacere, Jim Longwood, Frank Ridder, Susan Tan, Ben Pring, Bob Igou, Pat Phelan, April 12, 2011

➢	Rimini Street Challenges Big Software Maintenance Fees, Forrester Research, Inc., July 2012

➢	ERP Upgrades: What’s Your Philosophy? 2012 OAUG Survey on Enterprise Application/ERP Suite Upgrade Strategies, Unisphere Research, February 2012

➢	Research Report: Three Simple Software Maintenance Strategies That Can Save You Millions, Constellation Research, March 7, 2012

Use of proceeds

We estimate that the net proceeds from our sale of              shares of our Class A common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the offering price range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $         million, or $         million if the underwriters’ option to purchase additional shares is exercised in full. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the number of shares offered by us, as reflected on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase (decrease) of one million in the number of shares of our Class A common stock offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $         million, assuming the initial public offering price, as reflected on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. In addition, we estimate that the net proceeds from the concurrent private placement, at an assumed price of $             per share, the midpoint of the offering price range reflected on the cover page of this prospectus, will be approximately $         million. The private placement with Adams Street Partners is contingent upon, and will occur concurrently with, the closing of this offering.

The principal purposes of this offering and the concurrent private placement are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and thereby enable access to the public equity markets by our employees and stockholders, obtain additional capital and increase our visibility in the marketplace. As of the date of this prospectus, we have no specific plans for the use of the net proceeds we receive from this offering. However, we currently intend to use the net proceeds we receive from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, product development, general and administrative matters and capital expenditures to fund our growth and global expansion. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. We will have broad discretion over the uses of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

Dividend policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings and do not expect to pay any cash dividends for the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on, among other things, our financial condition.

Capitalization

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2013 on:

➢	an actual basis;

➢

a pro forma basis to give effect to the automatic conversion of all outstanding shares of our preferred stock which were outstanding as of September 30, 2013 into 44,045,460 shares of our Class B common stock immediately prior to the completion of this offering; and

➢

a pro forma as adjusted basis to give further effect to (i) the sale of              shares of our Class A common stock offered by us in this offering at an assumed initial public offering price of $         per share, the midpoint of the estimated offering price range, as reflected on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; (ii) the sale of              shares of Class A common stock to be purchased from us by Adams Street Partners in the concurrent private placement at a price of $         per share, the midpoint of the estimated offering price range, as reflected on the cover page of this prospectus; and (iii) the effectiveness of our amended and restated articles of incorporation in connection with this offering.

The information below is illustrative only, and our capitalization following the completion of this offering and the concurrent private placement will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table together with our audited consolidated financial statements and related notes, “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations,” each included elsewhere in this prospectus.

	As of September 30, 2013
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except share and per share data)
Convertible preferred stock, $0.001 par value; 44,045,460 shares authorized, 44,045,460 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$9,635	$—	$
Stockholders’ equity (deficit):
Preferred stock, par value $0.001; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized; 100,394,780 shares issued and outstanding as of September 30, 2013 (unaudited); shares authorized; no shares issued and outstanding, pro forma and pro forma as adjusted	100	—
Class A common stock, $0.001 par value; no shares authorized, issued and outstanding, actual; authorized, no shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	—
Class B common stock, $0.001 par value; no shares authorized, issued and outstanding, actual; authorized, no shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	144
Additional paid-in capital	11,798	21,389
Accumulated other comprehensive loss	(166)	(166)
Accumulated deficit	(58,529)	(58,529)

Total stockholders’ equity (deficit)	(37,162)	(37,162)

Total capitalization(2)	$(37,162)	$(37,162)	$

(footnotes on following page)

Capitalization

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our Class A common stock and our Class B common stock to be outstanding after this offering and the concurrent private placement is based on no shares of our Class A common stock and 144,440,240 shares of our Class B common stock outstanding as of September 30, 2013, and excludes:

➢	44,978,380 shares of our Class B common stock issuable upon the exercise of options outstanding as of September 30, 2013, with a weighted-average exercise price of $0.23 per share;

➢	2,023,250 shares of our Class B common stock issuable upon the exercise of options granted as of October 7, 2013, with an exercise price of $1.10 per share;

➢	281,250 shares of our Class A common stock issuable upon the exercise of options granted as of December 12, 2013, with an exercise price of $1.15 per share; and

➢

            shares of our Class A common stock reserved for future issuance under our share-based compensation plans, consisting of 8,378,339 shares of our Class A common stock reserved for future issuance under our 2013 Equity Incentive Plan,              shares of our Class A common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective upon completion of this offering, and shares that become available under our 2013 Equity Incentive Plan and 2014 Employee Stock Purchase Plan, pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in “Executive compensation—Employee benefit and stock plans.”

(2)	Total capitalization does not include $6.6 million of debt that is classified as a current liability due to the potential that the lender could demand accelerated repayment of principal and accrued interest in the event of default.

Dilution

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering and the concurrent private placement. Our pro forma net tangible book value as of September 30, 2013 was $         million, or $         per share of our Class A common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our Class A common stock outstanding as of September 30, 2013, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into shares of our Class B common stock immediately upon the closing of this offering.

After giving effect to our sale of shares of our Class A common stock in this offering and the concurrent private placement at an assumed initial public offering price of $         per share, the midpoint of the price range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2013, would have been approximately $         million, or approximately $         per share of our Class A common stock. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing shares of our Class A common stock in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of September 30, 2013	$
Decrease in pro forma net tangible book value per share attributable to conversion of convertible preferred stock
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share after this offering and the concurrent private placement

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share to new investors by $         and would increase (decrease) dilution per share to new investors by $        , assuming that the number of shares offered by us, as reflected on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options are exercised, you will experience further dilution.

Dilution

The following table presents on a pro forma as adjusted basis as of September 30, 2013, after giving effect to the conversion of all outstanding shares of convertible preferred stock into Class B common stock immediately upon the closing of this offering, the differences between the total consideration paid or to be paid to us by existing stockholders, the new investors purchasing shares of our Class A common stock in this offering, and the private placement investors purchasing shares of our Class A common stock in the concurrent private placement at an assumed offering price of $         per share, the midpoint of the price range, reflected on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions payable by us.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders			%	$		%	$
New public investors
Concurrent private placement investors

Total		100.0%		$	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the total consideration paid by new investors by $         million and increase (decrease) the percent of total consideration paid by new investors by     %, assuming that the number of shares offered by us, as reflected on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

To the extent any outstanding options are exercised, investors will experience further dilution.

Assuming the underwriters’ option to purchase additional shares is exercised in full, sales by us in this offering will reduce the percentage of shares held by existing stockholders to     % and will increase the number of shares held by our new investors to             , or     %.

Selected consolidated financial data

The following selected consolidated financial data should be read together with our consolidated financial statements and accompanying notes and “Management’s discussion and analysis of financial condition and results of operations” appearing elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace our consolidated financial statements and the related notes. Our historical results are not necessarily indicative of our future results.

We derived the selected consolidated statements of comprehensive loss data for the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2010 are derived from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated statements of comprehensive loss data for the nine months ended September 30, 2012 and 2013 and the selected consolidated balance sheet data as of September 30, 2013 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of our unaudited consolidated financial statements.

	Year Ended December 31,			Nine Months Ended September 30, (unaudited)
	2010	2011	2012	2012	2013
	(as restated)(4)	(as restated)(4)
	(in thousands, except per share data)
Consolidated statements of comprehensive loss data:
Revenues, net	$25,331	$33,376	$43,574	$31,909	$43,800
Cost of revenues(1)	18,015	20,040	24,216	17,949	21,520

Gross profit	7,316	13,336	19,358	13,960	22,280

Operating expenses:(1)
Sales and marketing	9,005	11,465	14,802	10,475	14,655
General and administrative(2)	8,534	12,484	13,568	10,418	13,798

Total operating expenses	17,539	23,949	28,370	20,623	28,453

Operating loss	(10,223)	(10,613)	(9,012)	(6,663)	(6,173)
Other income (expense):
Change in fair value of warrant liability	2,440	(1,179)	—	—	—
Interest expense	(95)	(281)	(481)	(353)	(433)
Other income and expense	(94)	(115)	(28)	241	(139)

Loss before income taxes	(7,972)	(12,188)	(9,521)	(6,775)	(6,745)
Income taxes	24	40	362	278	378

Net loss	$(7,996)	$(12,228)	$(9,883)	$(7,053)	$(7,123)

Net loss per common share (basic and diluted)	$(0.10)	$(0.13)	$(0.10)	$(0.07)	$(0.07)

Weighted average number of common shares outstanding, basic and diluted	78,432	92,274	97,062	96,564	100,239

Pro forma net loss per common share, basic and diluted (unaudited)(3)			$(0.07)		$(0.05)
Weighted average number of pro forma common shares outstanding, basic and diluted (unaudited)(3)			141,107		144,284

(footnotes on following page)

Select consolidated financial data

	Year Ended December 31,			Nine Months Ended September 30, (unaudited)
	2010	2011	2012	2012	2013
	(in thousands)
(1) Costs and expenses include share-based compensation expense as follows:
Cost of revenues	$334	$293	$308	$247	$246
Operating expenses:
Sales and marketing	336	400	373	294	273
General and administrative	214	434	586	441	581
(2) Legal expenses related to the lawsuit are as follows:
General and administrative	$3,694	$5,741	$3,468	$2,934	$1,057
(3)	Please see Note 18 to the audited consolidated annual financial statements and Note 11 to the unaudited condensed consolidated interim financial statements included elsewhere in this prospectus for an explanation of the calculation of the pro forma net loss per share and pro forma weighted average shares.
(4)	Please see Note 4 to the audited consolidated annual financial statements.

	As of December 31,			As of September 30, 2013 (unaudited)
	2010	2011	2012
	(as restated)(1)	(as restated)(1)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$1,184	$2,913	$6,550	$12,964
Working capital	(16,981)	(20,663)	(25,969)	(34,018)
Total assets	7,047	14,345	25,663	29,154
Total deferred revenues	13,697	22,587	39,033	46,519
Total liabilities	23,149	36,718	56,762	66,316
Total stockholders’ equity (deficit)	(16,102)	(22,373)	(31,099)	(37,162)
(1)	Please see Note 4 to the audited consolidated annual financial statements.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under the section titled “Risk factors” and elsewhere in this prospectus.

OVERVIEW

Rimini Street is the leading independent provider of enterprise software support. Our subscription-based services offer enterprise software licensees around the world a choice of maintenance and support programs with differentiated service and pricing compared to the maintenance and support services traditionally provided by enterprise software vendors for their software. Our maintenance and support services replace the vendor’s maintenance and support offering. Clients utilize our services to receive more responsive and comprehensive support, achieve substantial cost savings and extend the life of their existing software products. We believe our services enable our clients to improve productivity and compete more effectively by reallocating their IT budgets to new technology investments that provide greater strategic value. We achieved our leadership position through a commitment to exceptional client service and a focus on innovation that is manifested in our proprietary knowledge, software tools and processes.

The majority of enterprise software vendors license the rights for customers to use their software. Along with these software licenses, enterprise software vendors typically sell maintenance and support agreements, which generally include the right to receive product support services; software bug fixes; tax, legal and regulatory updates; software updates and new releases of the licensed products, in each case if and when made available. These maintenance and support agreements are typically purchased or renewed annually, and the annual support fees are approximately 20% of the total cost of the software license. Because enterprise software vendors have been the primary providers of these maintenance and support services, they have been able to control service levels and pricing, leaving licensees with little choice but to agree to the vendor terms or risk potential failure or tax, legal and regulatory non-compliance of mission-critical systems. As a result, the maintenance and support market has grown into one of the largest areas of global IT spend. According to the IDC report, Worldwide Software Maintenance 2012-2016 Forecast (doc # 235402, June 2012), total software maintenance revenue is expected to be $134 billion in 2013.

Over the past eight years, we have invested significant resources developing our proprietary knowledge, software tools and processes that have enabled our success. For example, since our inception, we have provided over 50,000 tax, legal and regulatory updates to our global client base. Our global tax, legal and regulatory compliance update service currently covers more than 70 countries and is based on a data capture and management process, software tools and ISO-certified processes that we believe provide us with a significant competitive advantage.

As of September 30, 2013, we supported more than 460 clients globally, including 49 of the Fortune 500 and 10 of the Fortune Global 100 across a broad range of industries. We define a client as a distinct entity, such as a company, an educational or government institution, or a business unit of a company, that purchases our services to support a specific product. For example, we count as two separate clients

Management’s discussion and analysis of financial condition and results of operations instances in which support for two different products is being provided to the same company. We market and sell our services through our direct sales force.

Our subscription-based revenues provide a strong foundation for, and visibility into, future period results. We generated revenues of $31.9 million and $43.8 million for the nine-month periods ended September 30, 2012 and 2013, respectively, representing a year-over-year increase of 37%, and revenues of $33.4 million and $43.6 million for the years ended December 31, 2011 and 2012, respectively, representing a year-over-year increase of 31%. We incurred net losses of $7.1 million for both nine-month periods ended September 30, 2012 and 2013, and net losses of $12.2 million and $9.9 million for the years ended December 31, 2011 and 2012, respectively. We generated approximately 78% of our revenues in the United States and approximately 22% of our revenues from our international business for the nine months ended September 30, 2013. We have sales offices in London, São Paulo, Munich, Sydney and Tokyo. We expect the percentage of revenues from our international business to increase over time.

Since our inception, we have financed our operations through cash collected from clients and net proceeds from equity financings, note payable and capital leases. As of September 30, 2013, we had outstanding borrowings from our line of credit, note payable and capital leases of an aggregate of $6.8 million.

We intend to continue investing for long-term growth. We have invested and expect to continue to invest heavily in the expansion of our sales and marketing organizations to market our services both in the United States and internationally. However, we do not expect this investment to result in increased revenues in the near term because new sales personnel require significant training and may take significant time before they achieve full productivity. We also expect to continue investing in the development of our support services and our support organizations to address customer needs. As a result, we do not expect to be profitable in the near future. We also intend to increase our investment in capital expenditures in future periods.

OUR BUSINESS MODEL

We generally offer our clients a 50% discount to the fees they currently pay their enterprise software vendors for maintenance and support services. We currently offer support services on a subscription basis for a term that is generally 15 years in length with an initial, non-cancellable period of one to three years. After the initial non-cancellable period, our clients generally have the ability to terminate their support contracts on an annual basis upon 90 days notice prior to the end of the support period. The percentage of support contracts with an initial non-cancellable period of two to three years has been increasing during 2013, and we expect this trend to continue. Prior to the second half of 2011, a large portion of our support contracts allowed for termination at any time typically upon 90 days notice. We generally invoice our clients annually in advance of the support period and recognize revenues ratably over the non-cancellable support period. We record amounts invoiced for support periods that have not yet occurred as deferred revenues on our balance sheet. We net any unpaid accounts receivable amounts relating to cancellable support periods against deferred revenues on our balance sheet.

We currently plan to continue offering our clients the 50% discount to the fees they would otherwise pay their enterprise software vendors for maintenance and support services for the foreseeable future. This pricing model is a key component of our marketing strategy and also delivers significant savings to our clients.

KEY BUSINESS METRICS

Number of clients

Since we founded our company, we have made the expansion of our client base a priority. We believe that our ability to expand our client base is an indicator of the growth of our business, the success of our

Management’s discussion and analysis of financial condition and results of operations sales and marketing activities and the value that our services bring to our clients. We define a client as a distinct entity, such as a company, an educational or government institution, or a business unit of a company, that purchases our services to support a specific product. For example, we count as two separate clients instances in which support for two different products is being provided to the same entity. As of December 31, 2010, 2011, and 2012, we had over 280, 310 and 400 clients, respectively, and as of September 30, 2013, we had over 460 clients. We believe that the growth in our number of clients is an indication of the increased adoption of our independent enterprise software support services.

Annualized subscription revenues

We recognize subscription revenues on a daily basis. We define annualized subscription revenues as the amount of subscription revenues recognized on any particular day multiplied by 365. This gives us an indication of the amount of revenues that can be earned in the following 12-month period from our existing client base assuming no cancellations or price changes occur during the following 12-month period. Subscription revenues exclude any non-recurring revenues, which have been insignificant to date.

Our annualized subscription revenues were approximately $29.9 million, $38.4 million and $51.5 million as of December 31, 2010, 2011 and 2012, respectively. We believe the sequential increase in annualized subscription revenues demonstrates that our revenue base line has been increasing, which is an indicator of future subscription revenues.

Revenue retention rate

A key part of our business model is the recurring nature of our revenues. As a result, it is important that we retain clients after the completion of the non-cancellable portion of the support period. We believe that our revenue retention rate provides insight into the quality of our services and the potential long-term value of our clients.

We define revenue retention rate as the actual subscription revenues recognized in a 12-month period from clients that existed on the day prior to the start of the 12-month period divided by our annualized subscription revenues as of the day prior to the start of the 12-month period. Our revenue retention rate was 97%, 93% and 94% for the years ended December 31, 2010, 2011 and 2012, respectively. We believe that our revenue retention rate is an indication of our exceptional client service and the value our clients place on our services.

FACTORS AFFECTING OUR PERFORMANCE

Litigation

In January 2010, certain subsidiaries of Oracle filed a lawsuit against us and our Chief Executive Officer, Seth Ravin, in the United States District Court for the District of Nevada, alleging that certain of our processes violate Oracle’s license agreements and that we have committed acts of copyright infringement and violated other federal and state laws. Oracle claims economic damages under various theories in amounts well in excess of the total revenues generated by our operations to date, as well as punitive damages and attorneys’ fees. We are contesting Oracle’s measure of damages as well as liability. Oracle also is seeking an injunction prohibiting us from providing any support services for which we are found to be liable for infringement insofar as such services relate to Oracle products. The details of this case are discussed under “Business—Legal proceedings,” “Risk factors—We and our Chief Executive Officer are involved in litigation with Oracle and an adverse result in the litigation could result in a judgment requiring the payment of substantial damages and/or an injunction against certain of our business

Management’s discussion and analysis of financial condition and results of operations practices” and elsewhere in this prospectus. Should Oracle prevail on its claims, we could be required to pay substantial damages for our past business activities and/or enjoined from certain business practices. Any of these outcomes could result in a material adverse effect on our business.

Adoption of independent enterprise software support services

We believe the existing market for independent enterprise software support services is underserved. Although we currently provide maintenance and support services for SAP and Oracle products, we believe that our total addressable market is substantially larger than the applications and technology we currently support. As a result, we believe we have the opportunity to substantially expand our client base and to increase adoption of our services within and across existing clients. However, as the market for independent enterprise software support services is still emerging, it is difficult for us to predict the timing of when and if widespread acceptance will occur.

Sales cycle

We sell our services to our clients through our direct sales organization. Our sales cycle is typically six to nine months. While we believe that there is a significant market opportunity for independent enterprise software support services, this market is largely new and unproven. As a result, we often must educate prospective clients about the value of our services, which can result in lengthy sales cycles, particularly for larger prospective clients, as well as the incurrence of significant marketing expenses. Our typical sales cycle with a prospective client begins with the generation of a sales lead through trade shows, industry events, online marketing, outbound calling or other means of referral. The sales lead is followed by an assessment of the prospect’s maintenance end date and other existing contractual terms with their existing software vendor which will then determine our contractual start date with the prospect. The variability in our sales cycle is impacted by whether software vendors are able to convince potential clients that they should renew their software maintenance with the vendor. Another driver of our sales cycle is any announcement of the discontinuation of support for a particular software release by a vendor, which can result in increased business activity for us given our ability to continue to service such legacy products or releases. In addition, our litigation with Oracle impacts our sales cycle as clients oftentimes perform their own legal due diligence, which lengthens the sales process.

KEY COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Revenues

We derive support services revenues from maintenance support contracts, which consist of technical support for software and tax, legal and regulatory updates. Revenues from these contracts are recognized ratably over the non-cancellable service period, which is typically one to three years for new clients and generally one year for existing clients.

Cost of revenues

Cost of revenues includes salaries, benefits and stock-based compensation expenses associated with our technical support and services organization, as well as allocated overhead. Allocated overhead includes overhead costs for depreciation of equipment, facilities (consisting of leasehold improvements and rent) and technical operations (including costs for compensation of our personnel and costs associated with our infrastructure). We recognize expenses related to our technical support and services organization as they are incurred. We expect our cost of revenues to increase in absolute dollars in future periods.

Management’s discussion and analysis of financial condition and results of operations

Sales and marketing expenses

Sales and marketing expenses consist primarily of personnel costs for our sales, marketing and business development employees and executives, including commissions earned by our sales and marketing personnel, which are expensed when a client contract is executed. We also incur other non-personnel expenses, such as professional fees, marketing programs and allocation of our general overhead expenses and the expenses associated with several key industry trade shows.

We plan to continue investing in sales and marketing globally by increasing the number of direct sales personnel, expanding our domestic and international marketing activities, building brand awareness and sponsoring additional marketing events in an effort to add new clients and increase revenues from our existing client base. We expect that in the future, sales and marketing expenses will increase and be our largest operating expense in absolute dollars.

General and administrative expenses

General and administrative expenses consist primarily of personnel costs for our administrative, legal, human resources, finance and accounting employees and executives. These expenses also include non-employee expenses, such as travel-related expenses, legal and other professional fees and other corporate expenses, along with an allocation of our general overhead expenses. We expect to incur incremental expenses associated with supporting the growth of our business, both in terms of size and geographical diversity, and to meet the increased compliance requirements associated with our transition to a public company. Those expenses include increases in our accounting, human resources, IT and legal personnel, additional consulting, legal and audit fees, insurance costs, and costs attributable to our board of directors. As a result, we expect our general and administrative expenses to increase in absolute dollars in future periods.

Change in fair value of warrant liability

In connection with the issuance of a promissory note in 2007, we issued warrants to purchase our common stock with reset or “down-round” provisions. Down-round provisions would reduce the exercise price of the warrant if we either issued equity shares for a price that was lower than the exercise price of those instruments or issued new warrants or convertible instruments that had a lower exercise price.

Such warrants with down-round provisions are recognized as a derivative liability on the balance sheet. Changes in the fair value of the warrants are marked-to-market at each reporting period and recognized as change in fair value of warrant liability in the consolidated statements of operations. We used the Black-Scholes-Merton option pricing method to value the liability and the associated expense for each of the periods presented.

On March 17, 2011, these warrants were exercised in full utilizing the cashless provision of the warrants, resulting in the issuance of 17,349,375 shares of our common stock. At that time, the warrant liability, trued up to its current fair value at time of exercise, was reclassified to stockholders’ equity.

Interest expense

Interest expense is incurred from our line of credit, note payable and capital leases.

Other income

Other income consists primarily of gains on foreign currency transactions and income earned on our cash and cash equivalents balance.

Management’s discussion and analysis of financial condition and results of operations

Other expense

Other expense consists primarily of losses on foreign currency transactions.

Provision for income taxes

Provision for income taxes is based on the amount of our taxable income and enacted federal, state and foreign tax rates, as adjusted for allowable credits and deductions. Our provision for income taxes consists only of foreign taxes for the periods presented as we had no taxable income for federal or state purposes.

RESULTS OF OPERATIONS

The following tables set forth selected consolidated statement of comprehensive loss data and such data as a percentage of revenues for each of the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30, (unaudited)
	2010	2011	2012	2012	2013
	(as restated)(1)	(as restated)(1)
	(in thousands, except per share data)
Revenues, net	$25,331	$33,376	$43,574	$31,909	$43,800
Costs of revenues	18,015	20,040	24,216	17,949	21,520

Gross profit	7,316	13,336	19,358	13,960	22,280

Operating expenses:
Sales and marketing	9,005	11,465	14,802	10,475	14,655
General and administrative	8,534	12,484	13,568	10,148	13,798

Total operating expenses	17,539	23,949	28,370	20,623	28,453

Operating loss	(10,223)	(10,613)	(9,012)	(6,663)	(6,173)
Other income (expense):
Change in fair value of warrant liability	2,440	(1,179)	—	—	—
Interest expense	(95)	(281)	(481)	(353)	(433)
Other income and expense	(94)	(115)	(28)	241	(139)

Loss before income taxes	(7,972)	(12,188)	(9,521)	(6,775)	(6,745)
Income taxes	24	40	362	278	378

Net loss	$(7,996)	$(12,228)	$(9,883)	$(7,053)	$(7,123)

Net loss per common share (basic and diluted)	$(0.10)	$(0.13)	$(0.10)	$(0.07)	$(0.07)

Weighted average number of common shares outstanding, basic and diluted	78,432	92,274	97,062	96,564	100,239

(1)	Please see Note 4 to the audited consolidated annual financial statements.

Management’s discussion and analysis of financial condition and results of operations

	Year Ended December 31,			Nine Months Ended September 30, (unaudited)
	2010	2011	2012	2012	2013
	(as restated)(1)	(as restated)(1)
Revenues, net	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	71.1	60.0	55.6	56.3	49.1
Gross profit	28.9	40.0	44.4	43.7	50.9
Operating expenses:
Sales and marketing	35.6	34.4	34.0	32.8	33.5
General and administrative	33.7	37.4	31.1	31.8	31.5
Total operating expenses	69.3	71.8	65.1	64.6	65.0
Operating loss	(40.4)	(31.8)	(20.7)	(20.9)	(14.1)
Other income (expense):
Change in fair value of warrant liability	9.6	(3.5)	—	—	—
Interest expense	(0.4)	(0.8)	(1.1)	(1.1)	(1.0)
Other income and (expense)	(0.4)	(0.3)	(0.1)	0.8	(0.3)
Loss before income taxes	(31.5)	(36.5)	(21.9)	(21.2)	(15.4)
Income taxes	0.1	0.1	0.8	0.9	0.9
Net loss	(31.6)%	(36.6)%	(22.7)%	(22.1)%	(16.3)%

(1)	Please see Note 4 to the audited consolidated annual financial statements.

Comparison of nine month periods ended September 30, 2012 and 2013

Revenues

	Nine Months Ended September 30,
	2012	2013	% Change
	(in thousands)
Revenues	$31,909	$43,800	37.3%

Revenues increased $11.9 million, or 37%. This increase was primarily driven by an increase in the number of clients, which increased from over 340 to over 460.

Cost of revenues and gross profit

	Nine Months Ended September 30,
	2012	2013	% Change
	(in thousands)
Cost of revenues	$17,949	$21,520	19.9%
Gross profit	$13,960	$22,280	59.6%
Gross margin	43.7%	50.9%

Costs of revenues increased $3.6 million, or 20%. This increase was primarily due to a $2.4 million increase in employee compensation, as average headcount increased from 127 employees to 158 employees, and a $1.1 million increase in contract labor. Gross margin increased by approximately seven percentage points as large portions of our headcount and facilities costs were fixed and did not increase proportionately with our revenues.

Management’s discussion and analysis of financial condition and results of operations

Sales and marketing

	Nine Months Ended September 30,
	2012	2013	% Change
	(in thousands)
Sales and marketing	$10,475	$14,655	39.9%

Sales and marketing expenses increased $4.2 million, or 40%. The increase was primarily due to a $3.2 million increase in employee compensation as the average number of sales and marketing employees increased from 49 to 61, a $700,000 increase in other marketing expenses as we increased our investment in building brand awareness, and a $300,000 increase in other sales expenses related to expanding our sales support services.

General and administrative

	Nine Months Ended September 30,
	2012	2013	% Change
	(in thousands)
General and administrative	$10,148	$13,798	36.0%

General and administrative expenses increased $3.7 million, or 36%. The increase was driven primarily by a $3.0 million increase in employee compensation costs due to an increase in average headcount from 37 employees to 50 employees and an increase of $2.3 million in infrastructure expenses as we expanded our offices and support systems. These increases were partially offset by a $2.0 million decrease in legal expenses relating to the Oracle litigation, as the expert discovery phase of the Oracle litigation ended in June 2012.

Comparison of years ended 2010, 2011 and 2012

Revenues

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(in thousands)
Revenues	$25,331	$33,376	$43,574	31.8%	30.6%

2012 compared to 2011.    Revenues increased $10.2 million, or 31%, in 2012. The increase was primarily driven by an increase in the number of clients from over 310 to over 400.

2011 compared to 2010.    Revenues increased $8.0 million, or 32%, in 2011. The increase was primarily driven by an increase in the number of clients from over 280 to over 310, and a 20% increase in average revenues recognized per client.

Management’s discussion and analysis of financial condition and results of operations

Cost of revenues and gross profit

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(in thousands)
Cost of revenues	$18,015	$20,040	$24,216	11.2%	20.8%
Gross profit	$7,316	$13,336	$19,358	82.3%	45.2%
Gross margin	28.9%	40.0%	44.4%

2012 compared to 2011.    Total cost of revenues increased $4.2 million, or 21%, in 2012. This increase was primarily due to a 22% increase in headcount from 106 employees to 129 employees and a $1.2 million increase in contract labor. The increase in average employee headcount and contract labor was primarily to support the increase in the number of clients.

Gross margin increased by approximately four percentage points from 2011 to 2012 as large portions of our headcount and facilities costs were fixed and did not increase in line with our revenues.

2011 compared to 2010.    Total cost of revenues increased $2.0 million, or 11%, in 2011. This increase was primarily due to an increase in employee compensation of $899,000 as a result of an increase in average headcount and a $787,000 increase in contract labor. The increase in average employee headcount and contract labor was primarily to support the increase in the number of clients.

Gross margin increased by approximately 11 percentage points from 2010 to 2011 as large portions of our headcount and facilities costs were fixed and did not increase in line with our revenues.

Sales and marketing

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(in thousands)
Sales and marketing	$9,005	$11,465	$14,802	27.3%	29.1%

2012 compared to 2011.    Sales and marketing expenses increased $3.3 million, or 29%, in 2012. This increase was primarily due to an increase of $2.1 million in employee compensation costs driven by a 28% increase in average headcount from 40 employees to 51 employees as we continued to expand our sale efforts both domestically and overseas, a $509,000 increase in promotional and advertising costs, and a $539,000 increase in recruitment and travel-related costs.

2011 compared to 2010.    Sales and marketing expenses increased $2.5 million, or 27%, in 2011. This increase was primarily due to an increase of $2.0 million in employee compensation costs driven by a 25% increase in average headcount from 32 employees to 40 employees, as we continued to expand our sale efforts both domestically and overseas, and increases in promotional, advertising, recruitment and travel-related costs.

General and administrative

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(in thousands)
General and administrative	$8,534	$12,484	$13,568	46.3%	8.7%

Management’s discussion and analysis of financial condition and results of operations

2012 compared to 2011.    General and administrative expenses increased $1.1 million, or 9%, in 2012. This increase was driven by an increase of $1.4 million in employee compensation costs as a result of a 36% increase in average headcount from 28 employees to 38 employees, an increase of $536,000 in outside audit and other professional services, and an increase of $455,000 in sales tax expense as we expanded our business into other states. This increase was partially offset by a decrease of $1.7 million in legal fees relating to the Oracle litigation due to the discovery phase of the Oracle complaint that ended in June 2012.

2011 compared to 2010.    General and administrative expenses increased $4.0 million, or 46%, in 2011. This increase was primarily driven by an increase of $2.0 million in legal fees associated with the Oracle litigation, and to a lesser extent, an increase of $1.3 million in employee compensation costs due to an 8% increase in average headcount from 26 employees to 28 employees as we increased our investment in support functions and an increase of $430,000 in other legal fees.

Change in fair value of warrant liability

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Change in fair value of warrant liability	$2,440	$(1,179)	$—

In connection with the issuance of a promissory note, we issued warrants to purchase shares of our common stock with reset or down-round provisions. Changes in the fair value of the warrants are marked-to-market at each reporting period and recognized as a change in fair value of warrant liability expense in the consolidated statements of operations. Consequently, we recognized income of $2.4 million and an expense of $1.2 million for the years ended December 31, 2010 and 2011, respectively. On March 17, 2011, the above described warrants were exercised in full, and as a result, we did not recognize any warrant liability expense in 2012.

Management’s discussion and analysis of financial condition and results of operations

Quarterly results of operations data

The following tables set forth selected unaudited quarterly consolidated statements of operations data for each of the last seven fiscal quarters. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with generally accepted accounting principles in the United States. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These unaudited quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three Months Ended
	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013
	(in thousands)
Revenues, net	$9,983	$10,630	$11,296	$11,665	$13,137	$14,874	$15,789
Cost of revenues	5,849	6,258	5,842	6,267	6,616	7,065	7,839

Gross profit	4,134	4,372	5,454	5,398	6,521	7,809	7,950

Operating expenses:
Sales and marketing	3,447	3,802	3,226	4,327	4,045	5,040	5,570
General and administrative	3,634	3,598	2,916	3,420	4,228	4,376	5,194

Total operating expenses	7,081	7,400	6,142	7,747	8,273	9,416	10,764

Operating loss	(2,947)	(3,028)	(688)	(2,349)	(1,752)	(1,607)	(2,814)
Interest expense and other	(57)	78	(133)	(397)	(156)	(278)	(138)

Loss before income tax expense	(3,004)	(2,950)	(821)	(2,746)	(1,908)	(1,885)	(2,952)
Income taxes	123	71	84	84	109	125	144

Net loss	$(3,127)	$(3,021)	$(905)	$(2,830)	$(2,017)	$(2,010)	$(3,096)

Quarterly trends

Our quarterly revenues increased sequentially for all periods presented primarily due to increases in the number of clients. Historically there has been no discernible seasonality in our revenues. Because we recognize revenues ratably over the non-cancellable support period of the relevant contract, downturns or upturns in sales are not immediately reflected in full in our operating results.

Total costs and expenses generally increased sequentially, primarily due to the addition of personnel in connection with the expansion of our business, with the exception of the quarter ended September 30, 2012. In that quarter, we implemented cost containment measures that reduced our overall expenses. We have experienced some seasonality in our sales and marketing expenses as commission expenses have historically peaked in the second and fourth quarters, coinciding with peaks in our new client invoicing activity.

General and administrative expenses are impacted by the ongoing expenses of the Oracle litigation. We experienced an increase in these legal expenses during the first half of 2012 in connection with the conclusion of the discovery phase of the litigation. Other general and administrative non-payroll costs also increased over the periods presented due to overall general support for the growth of the company across all areas.

Our quarterly operating results may fluctuate due to various factors affecting our performance. As noted above, we recognize revenues from subscription fees ratably over the non-cancellable term of the

Management’s discussion and analysis of financial condition and results of operations contract. Therefore, changes in our sales activity in the near term may not have as large an impact on our immediate revenues compared to revenues recognized over a longer period of time. Most of our expenses are recorded as period costs and thus factors affecting our cost structure may be reflected in our financial results sooner than changes to our invoicing activity.

Liquidity and capital resources

As of September 30, 2013, our principal sources of liquidity were cash and cash equivalents totaling $13.0 million, which were held for working capital purposes. Our cash and cash equivalents are comprised of highly liquid investments with an original maturity of three months or less.

Since our inception, we financed our operations primarily through private sales of equity securities, client prepayments, lines of credit, note payable and capital lease obligations. We believe our existing cash and cash equivalents and additional available borrowings, and availability under our line of credit, which was increased to $15 million in September 2013 ($4.1 million outstanding as of September 30, 2013), will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, renewal rates, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced services offerings, the continuing market acceptance of our services and resolution of the lawsuit brought by Oracle. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, and intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition could be adversely affected.

As of September 30, 2013, we had a note payable balance of $2.5 million with monthly payments scheduled through 2016 and a line of credit balance of $4.1 million with a maturity date in May 2016. Under the terms of the note and line of credit, there is a cross-default provision, such that an event of default under the terms of one would automatically trigger an event of default under the other. An event of default would occur if a “material adverse change” were considered “reasonably likely” to occur. Such a material adverse change could occur if, for example, we experienced a material reduction in client sales as a result of an adverse development in our litigation with Oracle or, pursuant to the terms of the note and line of credit, a judgment were rendered against us in an amount of $50,000 or more. If such an event of default were to occur, our lender could demand accelerated repayment of principal and accrued interest under the note and line of credit.

Our foreign subsidiaries and branches are dependent on our U.S.-based parent for continued funding. We do not intend to repatriate any amounts that have been invested overseas back to the U.S.-based parent. Should any funds from our foreign subsidiaries be repatriated in the future, we would need to accrue and pay taxes on the amounts repatriated which could adversely impact our liquidity. As of September 30, 2013, we had cash and cash equivalents of $1.4 million in our foreign subsidiaries.

Operating activities

For the nine months ended September 30, 2013, cash flows provided by operating activities was $9.4 million. The positive cash flows resulted primarily from an increase of $14.6 million, which consists of an increase in deferred revenues of $7.6 million, a decrease in accounts receivable of $5.1 million, and a net decrease in other working capital of $1.9 million partially offset by a net loss of $5.2 million, which is the $7.1 net loss less non-cash expenses of $1.9 million.

Management’s discussion and analysis of financial condition and results of operations

For the year ended December 31, 2012, cash flows provided by operating activities was $2.0 million. The positive cash flows resulted primarily from an increase in deferred revenues of $16.5 million, non-cash expenses of $2.3 million, and a net decrease in other working capital amounts of $777,000, partially offset by an increase in accounts receivable of $7.7 million and our net loss of $9.9 million.

For the nine months ended September 30, 2012, cash flows used in operating activities was $822,000. The cash used primarily related to our net loss of $7.1 million and a net increase in other working capital amounts of $251,000, partially offset by a decrease in accounts receivable of $2.8 million, non-cash expenses of $1.8 million and an increase in deferred revenues of $1.9 million.

For the year ended December 31, 2011, cash flows used in operating activities was $1.3 million. The cash used primarily related to our net loss of $12.2 million and an increase in accounts receivable of $5.7 million, partially offset by an increase in deferred revenues of $8.9 million, non-cash expenses of $3.3 million and a net decrease in other working capital amounts of $4.5 million.

For the year ended December 31, 2010, cash flows used in operating activities was $7.5 million. The cash used primarily related to our net loss of $8.0 million, non-cash income of $2.4 million related to the change in the value of a warrant liability and an increase in accounts receivables of $1.4 million, partially offset by an increase in deferred revenues of $2.5 million, non-cash expenses of $1.6 million and a net decrease in other working capital amounts of $286,000.

Investing activities

Cash used in investing activities for the nine months ended September 30, 2012 and 2013 was $286,000 and $1.1 million, respectively, and $461,000, $295,000 and $314,000 for the years ended December 31, 2010, 2011 and 2012, respectively. The increases were driven by additional capital expenditures as we continued to invest in our business infrastructure.

Financing activities

For the nine months ended September 30, 2013, financing activities used $1.8 million in cash and cash equivalents as a result of $1.9 million in net repayments on line of credit, and $583,000 and $231,000 in principal payments on our outstanding note payable and capital leases, respectively, partially offset by $983,000 in proceeds from our note payable, as amended.

For the year ended December 31, 2012, financing activities provided $2.0 million in proceeds as a result of $4.0 million received from a line of credit, partially offset by $1.4 million of repayments of note payable and $529,000 in principal payments on our outstanding capital leases.

For the nine months ended September 30, 2012, financing activities provided $609,000 in proceeds as a result of $2.0 million drawn on a line of credit, partially offset by $1.0 million in principal payments on a note payable and $424,000 in principal payments on outstanding capital leases.

For the year ended December 31, 2011, financing activities provided $3.4 million in proceeds as a result of $3.5 million received from the issuance of a note payable and $5.4 million received from a line of credit, partially offset by repayments of $5.0 million on a line of credit and $487,000 in principal payments on our outstanding capital leases.

For the year ended December 31, 2010, financing activities provided $1.3 million in proceeds as a result of $2.0 million received from a line of credit, partially offset by repayments of $663,000 on a line of credit and capital leases.

Management’s discussion and analysis of financial condition and results of operations

Contractual obligations and commitments

Our principal commitments primarily consist of obligations under a line of credit, note payable, leases for office space and equipment financed through capital leases. As of December 31, 2012, the future non-cancellable minimum lease payments under these obligations were as follows:

	Payments Due By Period
	Total	Less than 1 year	1 – 3 years	More than 3
Line of credit(1)(3)	$6,000,000	$—	$6,000,000	$—
Note payable(2)(3)	2,099,999	700,000	1,399,999	—
Interest	765,090	255,078	510,012	—
Capital lease obligations(4)	440,128	295,764	144,364	—
Operating lease obligations	2,857,351	706,372	1,417,406	733,573

Total	$12,162,568	$1,957,214	$9,471,781	$733,573

(1)	The line of credit is assumed paid on maturity, May 10, 2016, based on current contractual terms. Interest on the line is based on the bank’s prime rate as defined (3.25% + 1%); (3.25% + 0.75% since May 2013).
(2)	The note payable was paid down in $116,667 per month through a modification in May 2013. Principal payments then restart in December 2013 based on current contractual terms. Interest on the note is the bank’s prime rate as defined (3.25% + 2%) into May 2013; (3.25% +1% thereafter).
(3)	The note payable and line of credit have contractual maturity dates that extend to 2016. Under the terms of the note and line of credit an event of default would occur if a “material adverse change” were considered “reasonably likely” to occur. Such a material adverse change could occur if, for example, we experienced a material reduction in client sales as a result of an adverse development in our litigation with Oracle or, pursuant to the terms of the note and line of credit, a judgment were rendered against us in an amount of $50,000 or more. If such an event of default were to occur, our lender could demand accelerated payment of principal and accrued interest under the note and line of credit. As a result, these loans are classified in the financial statements as current.
(4)	Includes gross amounts of payments of leased assets.

Off-balance sheet arrangements

During the nine months ended September 30, 2012 and 2013 and the years ended December 31, 2010, 2011 and 2012, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange risk

We have foreign currency risks related to our revenues and operating expenses denominated in currencies other than the U.S. dollar, primarily the Euro, British Pound Sterling, Brazilian Real and Australian dollar. We generated approximately 89%, 87% and 83% of our revenues in the United States and approximately 11%, 13% and 17% of our revenues from our international business for the years ended December 31, 2010, 2011 and 2012, respectively. Decreases in the relative value of the U.S. dollar to other currencies may negatively affect our revenues and other operating results as expressed in U.S. dollars.

Management’s discussion and analysis of financial condition and results of operations

We have experienced and will continue to experience fluctuations in our net loss as a result of transaction gains or losses related to revaluing certain current asset and current liability balances, including intercompany receivables and payables, that are denominated in currencies other than the functional currency of the entities in which they are recorded. While we have not engaged in the hedging of our foreign currency transactions to date, we are evaluating the costs and benefits of initiating such a program and may in the future hedge selected significant transactions denominated in currencies other than the U.S. dollar.

Interest rate sensitivity

We hold cash and cash equivalents for working capital purposes. We do not have material exposure to market risk with respect to investments, as any investments we enter into are primarily highly liquid investments.

We have a line of credit and a note payable totaling approximately $8.1 million as of December 31, 2012. The interest rate associated with the line of credit and note payable is at prime rate plus one percent, and prime rate plus two percent, respectively. Consequently a one percent increase in the prime rate would have an impact on our operating results; however, the impact would not be material. A 10% increase or decrease in interest rates would not result in a material change in either our obligations under this facility, note payable or in the returns on our cash and cash equivalents.

Inflation risk

We do not believe that inflation currently has a material effect on our business.

Critical accounting policies and significant judgments and estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenues and expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in note 3 to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Management’s discussion and analysis of financial condition and results of operations

Revenue recognition

We recognize our support revenues provided on third party software in accordance with ASC 605, Revenue Recognition, and SEC Staff Accounting Bulletin (SAB) 104, Revenue Recognition, except in limited instances when software provided by us that is more than incidental to the support is also supplied. We use contractual arrangements to document our understanding of our support arrangements. In very limited instances, professional (consulting) services are provided; however, revenues from this source have been minimal to date. We recognize revenues when all of the following four conditions are met:

1.	Persuasive evidence of an arrangement exists. We consider an agreement signed by a customer and us to be persuasive evidence of an arrangement. Support renewals are provided for in the original contract; any changes are evidenced by an amendment and/or customer purchase order.

2.	Delivery has occurred. We consider delivery to have occurred over the contractual term when support service is available to the customer in the manner prescribed in the contractual arrangement, and when there is no further additional performance or delivery obligations.

3.	Fee is fixed or determinable. Contractual arrangements specify a fee that is fixed or determinable.

4.	Collection is reasonably assured. Collection is deemed probable if we expect that the customer will be able to pay amounts under the arrangement as payments become due. Previous uncollectable receivables have not had a material impact on the financial statements for the periods presented.

Support Services Revenues—Substantially all revenues are derived from support services provided on third party software. Revenues from support service agreements are recognized ratably on a straight line basis over the service period. Pricing for support services is generally established on a per-customer basis as set forth in the arrangements. Our current standard contract generally contains non-cancellable periods of one to three years. However, some of our customers have termination privileges that are 90 days or less. We record accounts receivable for agreements where amounts due from customers are contractually required and nonrefundable. Other amounts billed in advance have been netted against the related deferred revenues.

In certain arrangements, we have multiple element arrangements where different support services are delivered on different software products. In such cases and in accordance with ASC 605-25, Multiple Element Arrangements, we allocate sales consideration to each unit of accounting based on best estimated selling price (BESP) at the inception of the arrangement. We establish BESP primarily by consistently pricing our arrangements following our internal pricing policy of quoting the customers a 50% discount to their current annual support fees they would otherwise pay enterprise software vendors. Although the revenue impact of allocating sales consideration based on relative selling price has not been material to date, we continue to assess the impact of BESP on each new arrangement.

In a limited number of arrangements, we also deliver a time-based software license to enable payroll tax regulatory information to be available to certain customers. The time period of this license and the support term are the same, and when support services are terminated, the license is terminated. This software is considered more than incidental to the services for these arrangements. We apply the provisions of ASC 985-605 to these deliverables and the relative fair value of the consideration is recognized ratably over the term of the services.

Management’s discussion and analysis of financial condition and results of operations

Professional Services Revenues—We also occasionally recognize revenues from consulting services, generally when services are performed or in certain circumstances as milestones are achieved. Professional services revenues have been minimal to date.

Sales Taxes—Revenues generally include any taxes recorded from foreign customers and subsequently remitted to governmental authorities in those foreign jurisdictions, and amounted to $0 and $182,000 in 2011 and 2012, respectively. There were no taxes billed to foreign customers in 2010. Domestic sales taxes are not billed to customers, and have been included in general administrative costs.

Deferred Revenues—We expect to recognize all revenues related to short term deferred revenues for support services agreements in existence as of each balance sheet date during the following twelve months. We expect to recognize all revenues related to deferred revenues, net of current portion, for non-cancellable support services agreements in existence as of December 31, 2012 in 2014, 2015, and 2016.

Legal costs

Legal and litigation costs are expensed as incurred.

Income taxes

We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered or settled. Realization of deferred tax assets is dependent upon future taxable income. A valuation allowance is recognized if it is more likely than not that some portion, or all of a deferred tax asset will not be realized based on the weight of available evidence, including expected future earnings.

We recognize uncertain tax positions in our financial statements when we conclude that a tax position is more likely than not to be sustained upon examination based solely on its technical merits. Only after a tax position passes the first step of recognition will measurement be required. Under the measurement step, the tax benefit is measured as the largest amount of benefit that is more likely than not to be realized upon effective settlement. This is determined on a cumulative probability basis. The full impact of any change in recognition or measurement is reflected in the period in which such change occurs.

We elect to accrue any interest or penalties related to income taxes as part of our income tax expense.

Stock-based compensation

All share and per share information herein reflects the 15:1 stock split effective August 1, 2012.

All stock-based payments to employees and to non-employee directors for their services as directors, including grants of restricted stock and stock options, are measured at fair value on the grant date and recognized in the consolidated statements of operations as compensation or other expense over the relevant service period.

Stock-based payments to non-employees who are not directors are recognized as an expense over the period of performance. Such payments are measured at fair value at the earlier of the date a performance commitment is reached or the date performance is completed. In addition, for awards to non-employees that vest immediately and are non-forfeitable, the measurement date is the date the award is issued.

Risk factors

All of our stock-based awards to date have been for Class B common stock. We expect that all stock-based awards made after the date of our initial public offering will be for Class A common stock. All references to common stock in this “Stock-based compensation” section are to our Class A common stock and Class B common stock, as applicable.

Key assumptions.    Our Black-Scholes-Merton option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected volatility of the price of our common stock, the expected term of the option, risk-free interest rates and the expected dividend yield of our common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

➢

Fair value of our common stock—Because our stock was not publicly traded prior to our initial public offering, we estimated the fair value of our common stock, as discussed in “Common stock valuations” below. Upon the completion of our initial public offering, our common stock will be valued by reference to the publicly-traded price of our Class A common stock.

➢

Expected volatility—As we do not have a significant trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations for common stock values over a period equivalent to the expected term of our stock option grants. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available.

➢

Expected term—The expected term represents the period that our stock-based awards are expected to be outstanding. It is based on the “simplified method” for developing the estimate of the expected life of a “plain vanilla” stock option. Under this approach, the expected term is presumed to be the midpoint between the average vesting date and the end of the contractual term for each vesting tranche. We intend to continue to apply this process until a sufficient amount of historical exercise activity is available to be able to reliably estimate the expected term.

➢	Risk-free interest rate—The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

➢	Dividend yield—We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

The following table summarizes the assumptions relating to our stock options as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
Expected life (in years)	6.0	6.0	6.0	6.0	6.0
Expected volatility	49.98%	49.00%	50.00%	50.00%	49.00%
Dividend yield	0%	0%	0%	0%	0%
Risk-free interest rate	2.62%	3.21%	1.17%	1.15%	1.12%
Forfeiture rate	21.00%	6.84%	7.20%	7.20%	6.27%
Weighted average fair value of common stock	$0.13	$0.14	$0.29	$0.29	$0.69

In addition to the assumptions used in the Black-Scholes-Merton option-pricing model, the amount of stock option expense we recognize in our consolidated statements of operations includes an estimate of

Management’s discussion and analysis of financial condition and results of operations stock option forfeitures. We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in our financial statements.

Common stock valuations.    The fair value of the common stock underlying our stock options was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation model are based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

➢	contemporaneous valuations performed by unrelated third-party specialists;

➢	the prices, rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

➢	lack of marketability of our common stock;

➢	our actual operating and financial performance;

➢	current business conditions and projections;

➢	hiring of key personnel and the experience of our management;

➢	the history of the company and the introduction of new services;

➢	our stage of development;

➢	the price paid and implied valuation multiples in the acquisitions of controlling interests of comparable companies;

➢	illiquidity of share-based awards involving securities in a private company;

➢	the market performance of comparable publicly traded companies;

➢	the Oracle litigation;

➢	the U.S. and global capital market conditions; and

➢	likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions.

In valuing our common stock, our board of directors previously determined the equity value of our business generally using the income approach and the market comparable approach valuation methods. In August 2013, we adopted the Probability Weighted Expected Return Method (PWERM) given the accelerated rate at which we were approaching a potential liquidity event, since first considering this at the end of June, 2013. The PWERM was determined to be a more appropriate allocation method for

Management’s discussion and analysis of financial condition and results of operations valuing our common stock at this point given our recent decision to pursue a public equity financing; as a result, we got retrospective valuations at March 31st and June 30th at this time as well.

The income approach estimates the enterprise value of a company based on the present value of future estimated cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in achieving our projected cash flows. The discounted cash flow analysis is comprised of the sum of the present value of the projected free cash flows and a residual value for the period after the available projections.

The guideline public company method of the market comparable approach estimates the enterprise value of a company by applying market multiples of our guideline companies to the appropriate metrics of the business to derive an implied value. From the comparable companies, representative market multiples are determined which are then applied to the subject company’s operating results to estimate the enterprise value of the subject company. In our valuations, comparable companies multiples were determined using a ratio of the market value of enterprise value to revenues. To determine our peer group of companies under the Guideline Public Company method, we separately considered software-as-a-service (SaaS) companies and IT consulting companies with recurring revenues. Combined we feel this gave us a representation closest to our business model, which is a subscription model involving services. While we believe that this group of comparable companies was appropriate, investors may not view this group of companies as similar enough to us. Therefore had a different set of peer companies been used, a different valuation may have resulted.

Prior to 2013, within the market comparable approach method, we also considered the Guideline Mergers & Acquisitions (M&A) method. In this case, as our comparable companies, we used M&A transactions where the seller was an IT company with reoccurring revenues or a SaaS company with a similar business description to ourselves. We included transactions that occurred within three years of our Valuation Date. From the price paid in these acquisitions, and the reported financial results of the acquired companies, a representative valuation multiple is determined which is applied to the subject company’s operating results to estimate the value of the subject company. In our valuations, the multiple of the comparable companies was determined using a ratio of the market value of invested capital less cash to the last twelve month revenues.

For the 2013 valuation dates, we utilized the guideline public company method to determine our aggregate equity value. For the March 31, 2013 to August 31, 2013 valuation dates, we utilized the guideline public company method and the guideline transaction method of the market approach to determine our aggregate equity value. We then allocated the aggregate equity value to each of our classes of stock in order to determine the amount allocable to common equity. For the valuation dates prior to March 31, 2013, the Option-Pricing Method (OPM) was utilized as the primary allocation methodology. For the March 31, 2013 valuation date and all subsequent valuations, we utilized the PWERM as the primary allocation methodology. See below for a description of each allocation methodology.

The OPM values each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of the preferred and common stockholders. The OPM assumes that a company’s exit scenarios follow a lognormal distribution in terms of enterprise value and probabilities. This method is generally preferred when future outcomes are difficult to predict and dissolution or liquidation is not imminent.

Under the PWERM, the value of equity is estimated based on analyses of future values for the enterprise assuming various discrete future outcomes. Share value is based on the probability-weighted present

Management’s discussion and analysis of financial condition and results of operations value of the expected future returns to the equity investor considering the likely future scenarios available to the enterprise, and the rights and preferences of each share class.

Use of the OPM or PWERM results in a value of the common stock on a marketable basis. A discount for lack of marketability (DLOM) is then applied to arrive at the fair value of the common stock. Application of a DLOM is based on the theory that a holder of private company stock has limited opportunities to sell the stock, and therefore would incur additional economic costs in terms of time and effort to find buyers. In order to determine an appropriate DLOM, empirical evidence and analytical models are utilized to support the selected DLOM. Empirical evidence is based on studies of private companies with similar operating characteristics to ours. Analytical models utilize variations of the Black-Scholes-Merton equation to calculate implied DLOMs based on term, volatility, risk free rate and dividend yield.

In some cases, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation determined pursuant to one of the methods described above or a straight-line calculation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation report had used any significant change in valuation indicators that had occurred between the previous valuation and the grant date.

We granted stock options with the following exercise prices between January 1, 2012 and the date of this prospectus:

Option Grant Date	Number of Shares Underlying Options	Exercise Price Per Share	Common Stock Fair Value Per Share
May-12	9,339,915	$0.286	$0.286
Jun-12	1,537,500	0.310	0.286
Mar-13	1,418,250	0.310	0.557
Apr-13	1,187,000	0.310	0.732
Jun-13	728,000	0.310	0.867
Oct-13	2,023,250	1.100	1.100
Dec-13	281,250	1.150	1.150

The aggregate intrinsic value of vested and unvested stock options as of December 12, 2013, based on an initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, was $             million and $             million, respectively.

The following discussion relates primarily to our determination of the fair value per share of our common stock for purposes of calculating share-based compensation costs. No single event caused the valuation of our common stock to increase or decrease through October 2013. Instead, a combination of the factors described below in each period led to the changes in the fair value of our common stock. Notwithstanding the fair value reassessments described below, we believe we applied a reasonable valuation methodology to determine the stock option exercise prices on the respective stock option grant dates.

May and June 2012.    On May 7 and June 27, 2012, we granted stock options with exercise prices of $0.286 - $0.310 per share. During this period, the financial markets were experiencing volatility and we were experiencing modest revenue growth, generating $10.5 million in revenues for the quarter ending June 30, 2012 as compared to $9.9 million for the quarter ended March 31, 2012. Our board of directors considered our recent performance, our latest forecast and general market conditions to help determine the value of our common stock and considered a contemporaneous third-party valuation of our common stock as of March 31, 2012 that was unchanged at $0.29 per share from the previous report on October 31, 2011. It was

Management’s discussion and analysis of financial condition and results of operations prepared using a combination of two market approaches and an income approach equally. The valuation also considered the impact of the Oracle lawsuit that was in the discovery phase. The discount rate applied to our cash flows was 23% and our common stock value reflected a DLOM of 28%. Based on the factors noted above and the valuation, the board of directors determined that the fair value of our common stock was $0.286 per share on that date and we granted option awards in May and June 2012 with exercise prices of $0.286-$0.310 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for option awards granted in May and June 2012 to be $0.286 per share.

March, April and June 2013.    On March 1, April 19, and June 7, 2013 we granted stock options with an exercise price of $0.31 per share. During this period, while the financial markets were showing strength, we were experiencing modest revenue growth, and we had lowered our internal forecasts for 2012. We generated $13.1 million in revenues for the quarter ending March 31, 2013 as compared to $12.0 million for the quarter ended December 31, 2012. The quarter ended in June showed late strength, but not at the time of these grants; revenues ended at $14.9 million. While the change in our outlook midyear was a leading factor in our decision to subsequently adopt the PWERM, as of these grant dates our board of directors considered our recent performance, our latest forecast, general market conditions impacting companies like us to help determine the value of our common stock and a contemporaneous third-party valuation of our common stock as of December 31, 2012.

This valuation was prepared using a combination of two market approaches and an income approach. The discount rate applied to our cash flows was 22% and our enterprise value reflected a DLOM of 27%. Based on the factors noted above and the valuation, the board of directors determined that the fair value of our common stock was $0.310 per share on these dates and we granted option awards in March, April and early June 2013 with exercise prices of $0.310 per share.

With the benefit of hindsight, in 2013 we adopted the PWERM given the accelerated rate at which we were approaching a potential liquidity event. In applying the PWERM on a retrospective basis, we assigned a 45% probability to an initial public offering, 30% probability to a merger and acquisition scenario and a 25% probability of dissolution at March 31, 2013 and a 60% probability to an initial public offering, 20% probability to a merger and acquisition scenario and a 20% probability of dissolution at June 30, 2013. We based the market valuations of companies that had recently completed an initial public offering and indications of forward-looking revenue multiples for the comparable companies included in these third-party valuation reports, and we determined that revenue multiples of 3.5x to 4.0x applied to the fiscal 2014 and fiscal 2015 revenue forecasts were a reasonable estimation for an initial public offering. The guideline companies for the merger and acquisition scenario were largely seasoned public companies in the IT consulting area.

The discount rate applied to our cash flows was 25%, and our enterprise value reflected DLOM of 20% in March 2013, 15% in June 2013 and 10% in August 2013.

The March and June 2013 valuations were $0.680 and $0.930 respectively. Using the benefit of hindsight, we determined that the straight-line calculation would provide the most reasonable conclusion for the valuation of our common stock on the interim date between valuations because we did not identify any single event or series of events that occurred during the interim periods surrounding the two PWERM valuations at March and June 2013 that would have caused a material change in fair value. Based on this calculation we assessed the fair value of our common stock for awards granted March 1, 2013, April 19, 2013 and June 7, 2013 to be $0.557, $0.732 and $0.867 per share, respectively.

October 2013.    On October 7, 2013 we granted stock options with an exercise price of $1.100 per share, based on the most recent third-party valuation of our common stock as of August 31, 2013 using

Management’s discussion and analysis of financial condition and results of operations the PWERM method. This valuation was prepared using a combination of two market approaches. In applying the PWERM as of August 31, 2013, we assigned a 70% probability to an initial public offering, 10% probability to a merger and acquisition scenario and a 20% probability of dissolution. We based the market valuations of companies that had recently completed an initial public offering and indications of forward-looking revenue multiples for the comparable companies included in these third-party Valuation Reports, and we determined that revenue multiples of 3.5x – 4.0x applied to the fiscal 2014 and fiscal 2015 revenue forecasts were a reasonable estimation for an initial public offering. The guideline companies for the merger and acquisition scenario were largely seasoned public companies in the IT consulting area. The selection of the PWERM method is consistent with prior valuation of our common stock as of June 30, 2013.

During the period between the August 31 valuation and October 7, 2013, while the financial markets were showing strength, we were experiencing modest revenue growth. We generated $14.9 million in revenues for the quarter ending June 30, 2013, up from $13.1 million in the previous quarter, and we believed that the September quarter was expected to show similar growth, consistent with our internal forecasts. For the October 7 grant date, our board of directors considered our recent performance, general market conditions impacting companies like us and the current outstanding lawsuit with Oracle to help determine the value of our common stock along with the recent third-party valuation of our common stock. We did not identify any single event or series of events that occurred since the PWERM valuation at August 2013 that would have caused a material change in fair value. Accordingly, based on the factors noted above and the valuation, the board of directors determined that the fair value of our common stock was $1.100 per share on this date for the options awarded on October 7, 2013 with exercise prices of $1.100 per share.

December 2013.    On December 12, 2013 we granted stock options with an exercise price of $1.150 per share, based on the most recent third-party valuation of our common stock as of October 31, 2013 using the PWERM method. This valuation was prepared using a combination of two market approaches. In applying the PWERM as of October 31, 2013, we assigned a 70% probability to an initial public offering, 10% probability to a merger and acquisition scenario and a 20% probability of dissolution. We based the market valuations of companies that had recently completed an initial public offering and indications of forward-looking revenue multiples for the comparable companies included in these third-party Valuation Reports, and we determined that revenue multiples of 3.5x – 4.0x applied to the fiscal 2014 and fiscal 2015 revenue forecasts were a reasonable estimation for an initial public offering. The guideline companies for the merger and acquisition scenario were largely seasoned public companies in the IT consulting area. The selection of the PWERM method is consistent with prior valuation of our common stock as of August 31, 2013.

During the period between the October 31, 2013 valuation and December 12, 2013, while the financial markets were showing strength, we were experiencing modest revenue growth. We generated $15.8 million in total revenues for the quarter ending September 30, 2013, up from $14.9 million in the previous quarter, and we believe that the December quarter is expected to show similar growth, consistent with our internal forecasts. For the December 12 grant date, our board of directors considered our recent performance, general market conditions impacting companies like us and the current outstanding lawsuit with Oracle to help determine the value of our common stock along with the recent third-party valuation of our common stock. We did not identify any single event or series of events that occurred since the PWERM valuation at October 2013 that would have caused a material change in fair value. Accordingly, based on the factors noted above and the valuation, the board of directors determined that the fair value of our common stock was $1.150 per share on this date for the options awarded on December 12, 2013 with exercise prices of $1.150 per share.

Management’s discussion and analysis of financial condition and results of operations

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2011, the Financial Accounting Standards Board (FASB) updated authoritative guidance to amend existing requirements for fair value measurements and disclosures. The guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value but whose fair value must be disclosed. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in stockholders’ equity. This new guidance, effective in 2012, impacts how we report on fair value measurements only, and had no effect on our results of operations, financial position or liquidity upon our adoption in these financial statements.

In June 2011, the FASB updated guidance regarding the presentation of comprehensive income in interim and annual reporting of financial statements. The new guidance, effective in 2012, is intended to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income by requiring components of other comprehensive income to be disclosed in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Retrospective adoption of the new guidance in these financial statements affected presentation only, and had no effect on our results of operations, financial position or liquidity.

In February 2013, the FASB issued authoritative guidance that requires entities to disclose information about significant items reclassified, in their entirety, out of accumulated other comprehensive income (AOCI) either in the statement where net income (loss) is disclosed or in the notes to the financial statements. This guidance will be effective for our interim and annual Consolidated Financial Statements for fiscal 2013, and is not expected to have a material impact on our Consolidated Financial Statements upon implementation.

In March 2013, the FASB issued authoritative guidance that resolves the diversity in practice relating to the release of the cumulative translation adjustment into net income (loss) when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. In addition, the amendments in this guidance resolve the diversity in practice for the treatment of business combinations achieved in stages involving a foreign entity. This guidance will be effective for our interim and annual Consolidated Financial Statements for fiscal 2014. We will evaluate the impact upon the adoption of this guidance on our Consolidated Financial Statements.

In July 2013, the FASB issued authoritative guidance that resolves the diversity in practice relating to the presentation of unrecognized tax benefits when a net operating loss carryforward or similar tax loss or tax credit carryforward exists. The statement requires an unrecognized tax benefit to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward or similar tax loss or tax credit carryforward. This guidance, which is effective for fiscal 2014, will not have an impact as we are currently presenting unrecognized tax benefits in this manner.

Business

OVERVIEW

Rimini Street is the leading independent provider of enterprise software support. Our subscription-based services offer enterprise software licensees around the world a choice of maintenance and support programs with differentiated service and pricing compared to the maintenance and support services traditionally provided by enterprise software vendors for their software. Our maintenance and support services replace the vendor’s maintenance and support offering. Clients utilize our services to receive more responsive and comprehensive support, achieve substantial cost savings and extend the life of their existing software products. We believe our services enable our clients to improve productivity and compete more effectively by reallocating their IT budgets to new technology investments that provide greater strategic value. We achieved our leadership position through a commitment to exceptional client service and a focus on innovation that is manifested in our proprietary knowledge, software tools and processes.

The majority of enterprise software vendors license the rights for customers to use their software. Along with these software licenses, enterprise software vendors typically sell maintenance and support agreements, which generally include the right to receive product support services; software bug fixes; tax, legal and regulatory updates; software updates and new releases of the licensed products, in each case if and when made available. These maintenance and support agreements are typically purchased or renewed annually, and the annual support fees are approximately 20% of the total cost of the software license. Because enterprise software vendors have been the primary providers of these maintenance and support services, they have been able to control service levels and pricing, leaving licensees with little choice but to agree to the vendor terms or risk potential failure or tax, legal and regulatory non-compliance of mission-critical systems. As a result, the maintenance and support market has grown into one of the largest areas of global IT spend. According to the IDC report, Worldwide Software Maintenance 2012-2016 Forecast (doc # 235402, June 2012), total software maintenance revenue is expected to be $134 billion in 2013.

We believe the annual maintenance and support model as delivered by traditional enterprise software vendors such as Oracle and SAP does not meet the needs of many enterprise software licensees. According to a 2010 study published by research firm Computer Economics, 58% of Oracle customers (out of 109 organizations surveyed) were dissatisfied with the cost of their software vendor support and 42% were dissatisfied with the quality of their software vendor support. In addition to cost and quality dissatisfaction, customers of traditional software vendors are also burdened by the requirement that they implement costly upgrades to newer releases in order to continue receiving required maintenance and support services from the software vendor. Many of these licensees find that new releases of licensed products made available by the enterprise software vendors do not provide incremental value. Dissatisfaction with the high cost, poor quality and limited scope of support provided by traditional enterprise software vendors has created a significant market opportunity for a better alternative.

We founded our company to redefine enterprise software support. We are focused exclusively on providing our clients with innovative, award-winning support services that deliver exceptional client results coupled with significant savings in annual support fees and related costs. We provide our clients with 50% savings on their current annual support fees, enable them to avoid or defer costly, unwanted software upgrades and deliver a more comprehensive set of support services at no additional cost. Our average call response time for high priority client issues was less than five minutes during the 12 months ended September 30, 2013, which is significantly faster than the 30-minute response time that we

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guarantee in our Service Level Agreements (SLAs). We currently provide our support services for nine products including ERP, CRM industry-specific, business intelligence and database software provided by Oracle and SAP. We intend to expand our service offerings to support additional enterprise software products. In addition, we believe our expertise in software support will enable us to expand into two adjacent markets: support for SaaS applications and outsourced support services. While basic support is typically bundled into SaaS subscription fees, we do not believe this standard support will meet customer needs. We believe a market opportunity exists for independent premium support services to be sold to SaaS licensees. Evidence of this market opportunity can be found in the premium support services already being offered by certain SaaS vendors. In addition, we believe there are software vendors that are skilled at software development but lack expertise in support delivery and would consider leveraging our support expertise to provide a better support experience for their customers on an outsourced basis.

Over the past eight years, we have invested significant resources developing our proprietary knowledge, software tools and processes that have enabled our success. For example, since our inception, we have provided over 50,000 tax, legal and regulatory updates to our global client base. Our global tax, legal and regulatory compliance update service currently covers more than 70 countries and is based on a data capture and management process, software tools and ISO-certified processes that we believe provide us with a significant competitive advantage.

As of September 30, 2013, we supported more than 460 clients globally, including 49 of the Fortune 500 and 10 of the Fortune Global 100 across a broad range of industries. We define a client as a distinct entity, such as a company, an educational or government institution, or a business unit of a company, that purchases our services to support a specific product. For example, we count as two separate clients instances in which we provide support for two different products to the same entity. We market and sell our services through our direct sales force.

Our business has experienced rapid growth since it was founded in 2005. In addition, our subscription-based revenues provide a strong foundation for, and visibility into, future period results. We generated revenues of $31.9 million and $43.8 million for the nine-month periods ended September 30, 2012 and 2013, respectively, representing a year-over-year increase of 37% and revenues of $33.4 million and $43.6 million for the years ended December 31, 2011 and 2012, respectively, representing a year-over-year increase of 31%. We incurred net losses of $7.1 million for both nine-month periods ended September 30, 2012 and 2013 and net losses of $12.2 million and $9.9 million for the years ended December 31, 2011 and 2012, respectively. Foreign revenues accounted for 13% and 17% of our revenues during the years ended December 31, 2011 and 2012, respectively, and 16% and 22% of our revenues during the nine months ended September 30, 2012 and 2013, respectively. No single foreign country accounted for 10% or more of revenues during these periods.

OUR INDUSTRY

Enterprise software maintenance and support is one of the largest categories of overall global IT spending. As core ERP and CRM software platforms have become increasingly important in the operation of mission-critical business processes over the last 30 years, the costs associated with failure, downtime, and maintaining the tax, legal and regulatory compliance of these core software systems have increased as well. Licensees often view software maintenance and support subscriptions as a mandatory cost of doing business, resulting in recurring and highly profitable revenue streams for maintenance service providers.

Maintenance and support services generally include the right to product support services, software bug fixes; tax, legal and regulatory updates; software updates and new releases if and when made available by the software vendor. Enterprise software vendors have historically been the primary providers of maintenance and support services, enabling these companies to control service levels and pricing.

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Licensees had little choice but to pay higher prices or risk potential failure or non-compliance of mission-critical systems. As a result of these historical market dynamics, the price of annual support fees has increased over time and become a large, highly profitable portion of these traditional software vendors’ businesses. For example, support revenues represented approximately 51% of SAP’s total revenues in fiscal year 2012, and Oracle reported a software license updates and product support segment margin of 88% in fiscal year 2013.

Software vendor support market challenges

We believe the traditional annual maintenance and support model inhibits software licensees from achieving their business and IT objectives. We believe vendor support is based on an increasingly costly model that has not evolved to offer software licensees the responsiveness, quality, breadth of capabilities or value needed to support today’s mature enterprise software. Organizations are under increasing pressure to reduce their IT costs while also delivering improved business performance through the adoption of emerging technologies, such as mobile, virtualization and cloud computing. Today, however, the majority of IT budgets are spent operating and maintaining existing infrastructure and systems. According to a 2012 Constellation Research study, most organizations allocate 60 to 85 percent of their IT budget to operations and maintenance, with little budget funding left to spend on new IT growth initiatives to improve productivity and compete more effectively. Organizations are increasingly seeking ways to redirect budgets from maintenance to new technology investments that provide greater strategic value.

Poor service levels

Despite the importance of these software systems within enterprises, and the large and increasing expenditure for vendor-provided maintenance, we believe there is a high level of dissatisfaction with the traditional service customers receive from enterprise software vendors. Responses from the 2010 study published by Computer Economics stated that some customers believe that it can be difficult to maneuver through the vendor support organization, that the support process takes too long and that the front-line help desk support organization is not able to effectively resolve issues. The cost of downtime due to failure of these mission-critical software applications can also be significant, making the ability to rapidly correct problems a critical element of any support services offering. In many cases, however, traditional vendor support services are often handled by call center personnel who have either limited or no operational experience with the software, have little or no familiarity with the customer’s unique implementation and may not be well equipped to assist the customer in resolving its issue in a timely manner.

High cost of offering

Each year, customers typically spend approximately 20% of the total cost of the software license for maintenance and support provided by enterprise software vendors. Organizations incur additional costs installing, configuring, customizing, fixing, testing, upgrading and internally supporting software applications. In addition, software vendor support updates are generally “one size fits all” and packaged into bundles of updates that require customers to evaluate, test, deploy and manage unnecessary updates just to gain access to the updates needed for that specific customer. This process can create significant overhead cost and additional resource requirements.

Limited scope of support

The scope of standard annual vendor support programs is often limited. For example, vendors typically do not provide support for customized software under standard maintenance agreements even though a

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majority of customer implementations are customized. We believe from our experience with our clients that the majority of operational issues in today’s mature software deployments are related to customizations that a customer has made to its unique implementation of the software, which vendors do not typically support. Vendors typically only support the standard, unmodified source code originally delivered to the software licensee. Customers typically employ internal and external resources to support and maintain their customized code. We also believe this limited scope of support creates additional unnecessary overhead for customers. For example, software vendor support programs may require the customer to demonstrate that a specific issue is not due to a customer modification by requiring the customer to invest time and resources to replicate the issue in non-customized test environments before providing support. Moreover, mature applications that are run over many years can require specialized performance tuning and interoperability support that are not typically provided by software vendors as part of their standard support programs.

Required deployment of upgrades to maintain support services

Full support of enterprise software releases and versions includes new software bug fixes and tax, legal and regulatory updates, and is typically only provided by software vendors over a finite period of time. As a result, software licensees are often required to upgrade to new releases in order to continue receiving full support under their standard maintenance contracts, even if those new releases may be costly to implement and provide no additional value to the customer. Organizations can expend significant financial and human resources to implement new software releases and the process of upgrading has the potential to cause significant business disruptions. In a 2012 Oracle Application User Group Survey produced by Unisphere Research and sponsored by Oracle, 73% of Oracle customers (out of 327 OAUG members surveyed) stated that the principal reason they elected to upgrade was the potential they would lose support services for their current software release, with approximately 50% of the respondents indicating that the cost of their upgrade exceeded $1.0 million. Accordingly, we believe organizations are increasingly seeking ways to delay upgrades due to high incremental cost, lack of perceived value and risk of downtime associated with implementation of upgrades for their enterprise software.

Emergence of an independent enterprise software support services model

In response to the evolving needs of enterprise software licensees, a new approach for delivering enterprise software support has emerged, focused on providing cost-effective, high-value services by trusted, independent providers. We believe this new independent enterprise software support service market will continue to grow rapidly due to increasing awareness driven by accelerating adoption and a demonstrable track record of client satisfaction. A 2012 survey conducted by Constellation Research highlighted the rise in alternatives to enterprise software vendor support services, indicating that a majority of Chief Information Officers would consider third-party enterprise software services support given the high cost and perceived low quality of service provided by enterprise software vendors.

OUR SOLUTION

We are the leading independent provider of enterprise software support and have spent the last eight years developing and fine-tuning a client support model based on proprietary knowledge, software tools and processes that enable us to provide an award-winning support alternative to enterprise software licensees. We believe our historical revenue growth, industry recognition and global client base demonstrate the value we provide to our clients and the market as a competitive offering.

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Key benefits of our services include:

Exceptional service experience

Our culture is built around a focus on our clients. Our team of highly experienced Primary Support Engineers (PSEs) is dedicated to helping our clients efficiently resolve their mission-critical issues around the clock. We provide each of our clients a named PSE who gains an in-depth understanding of a given client’s unique software environment, enabling rapid and accurate responses to the client’s support requests, as opposed to requiring customers to dial into a call center and having their calls routed to the next available help desk support representative. We also provide our clients with guaranteed 30-minute call response time for high priority issues. Our average response time for high priority client issues for the 12 months ended September 30, 2013, was less than five minutes. We closely monitor our service delivery performance to ensure continued exceptional service.

Substantial cost savings

We offer our clients a 50% discount to the current annual support fees they would otherwise pay enterprise software vendors for their maintenance and support services. In addition to the substantial savings on maintenance fees, our services enable our clients to avoid or defer the high cost of unwanted upgrades and reduce the resources required for customization support. By eliminating the cost of unnecessary upgrades, additional resources to support customizations and half of their vendor support fees, based on our estimates, our clients can save up to approximately 1.5 times their traditional vendor support fees per year when using our services over a 10-year period.

Comprehensive software support capabilities

We provide our clients with a broader range of support services relative to traditional enterprise software vendor support. For example, nearly all of our clients have modified their enterprise software implementations with customized software. Typically, software vendors do not support custom modifications under standard vendor maintenance, often requiring additional fees to support customizations to the base code. We provide full support for custom code as a part of our services at no additional charge, thereby reducing cost, risk and the potential for critical business disruption for our clients.

Global tax, legal and regulatory support

Organizations rely on enterprise software applications to ensure compliance with numerous legal, human resource and government tax and regulatory mandates. The challenge of maintaining compliance is compounded for businesses operating internationally in multiple jurisdictions. We have invested significant resources developing our service methodologies and a data capture and management process to deliver comprehensive tax, legal and regulatory updates tailored for each client. We currently deliver this support for over 70 countries and have the ability to provide this support for approximately 200 countries around the world.

Flexibility to avoid or defer unnecessary upgrades

Our services typically enable our clients to remain on their current software release without any required upgrades or migrations to new releases for at least 10 years after they first contract with us. By providing support for software versions long after vendors stop providing full support, we allow our clients to extract more value from their existing software applications. We allow our clients to determine if a vendor upgrade delivers significant value and if or when to potentially implement currently available software releases.

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Shift client IT investment from maintenance to innovation

By extending the life of their core enterprise software and delivering significant annual cost savings on maintenance fees, we enable our clients to redirect their IT investment from maintaining existing infrastructure and systems to new innovative IT initiatives that drive significant business value. Our clients have frequently shared with us that the increased flexibility to invest in new IT growth initiatives improves productivity and enables them to compete more effectively.

COMPETITIVE STRENGTHS

We believe that we have a number of competitive advantages that will enable us to strengthen our position as the leading independent provider of enterprise software support. Our key competitive strengths include:

Focus on redefining enterprise software support

Our business model differentiates us from traditional enterprise software vendors. We built our company from the ground up to disrupt the over 30-year old traditional enterprise software vendor support model. We are solely focused on delivering highly responsive, robust and value-driven enterprise software maintenance and support services. We believe our innovative services, offered at half of the cost of traditional software maintenance, drive significant return on investment for our clients that is not achievable with traditional enterprise software vendor maintenance and support models. Our highly qualified PSEs have an average of over 15 years of relevant industry experience, which provides us with a competitive advantage and is a key element of our exceptional client service.

Scalable business model

We have developed proprietary knowledge, software tools and processes in the design, development and delivery of our enterprise software support services. We have also designed an innovative support model that organizes our support engineers into modular, scalable teams. We believe our client support model enables us to quickly and cost effectively scale to meet growing global demand in our existing product lines. We have become proficient at applying our support methodologies and approach to new product lines enabling us to rapidly and efficiently support additional software products in the future. Additionally, we have received ISO certifications for our support services, which we believe helps ensure our clients consistently receive high-quality, responsive service as our client base continues to grow.

Large global client base

As of September 30, 2013, we supported more than 460 clients globally, including 49 of the Fortune 500 and 10 of the Fortune Global 100. Approximately 19% of the organizations that have subscribed to our services have selected us to provide support for more than one product. We believe there is a significant opportunity to provide additional services to our existing clients. We also believe that our proven ability to deliver value to an extensive list of clients across a broad range of industries validates our business model and provides us with important references to prospective clients.

Clear leadership position

We pioneered independent enterprise software support services. We believe we have substantial thought leadership in our market through our extensive marketing efforts and promotion of the independent enterprise software support model, including participation in key industry conferences, publishing white papers and hosting webinars. Gartner, a leading technology research firm, has recognized Rimini Street

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as innovative, impactful and intriguing. In addition, Forrester has cited Rimini Street as a market leader. We believe that our position as a market leader enables us to bring new services to market more quickly, attract and retain high quality personnel and acquire new clients.

Highly experienced management team

Our senior management team pioneered independent enterprise software support services and has over 100 years of combined experience in the enterprise software maintenance and support industry. We believe our senior management team’s significant relevant industry experience positions us to continue to extend our market leadership.

Client-centric culture

We believe that our culture is a key element of our success. Our employees share a passion for delivering exceptional service to our clients. This client-centric focus is one of our core values. In addition, we believe that our culture has enabled us to attract and retain high quality professionals. We have been named multiple times, most recently in 2013, as a “Top Workplace” by Bay Area News Group.

OUR GROWTH STRATEGY

We are experts in enterprise software support and intend to leverage our leadership position to not only further penetrate our current markets but also to rely on our specialized expertise to expand our support services capabilities into new support markets. The key elements of our growth strategy include:

Add new clients

We believe that the market for independent enterprise software support services is large, growing and underserved. We expect significant growth opportunities in our market as enterprises increasingly look to achieve more value from their technology budgets. We are making significant investments in sales and marketing and will continue our focus on aggressively acquiring new clients.

Expand internationally

In 2012, we generated approximately 17% of our revenues outside of the United States. We believe that there is a large opportunity to grow our international business by increasing our direct sales force and by selective utilization of strategic partnerships around the world.

Extend support to additional software products

Over the past eight years, we have developed enterprise support services for nine software products. We believe there is a significant market opportunity to offer support for additional product lines, and we intend to extend our support service offerings to additional enterprise software products.

Further penetrate our existing client base

We intend to increase adoption of our services among our existing clients by selling additional support contracts for other software products within their organizations. Approximately 19% of the organizations that have subscribed to our services have selected us to provide support for more than one product and we believe there is additional opportunity for growth with existing clients. Our client-centric focus enables us to maintain close working relationships with our clients, which we believe helps us identify additional growth opportunities, including products, business divisions and geographies, within our existing client base.

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Expand independent enterprise software support markets

Currently, we provide support for a variety of on-premise enterprise software. This market currently represents approximately $134 billion in annual maintenance fees. We believe our support expertise will enable us to expand into two adjacent markets: premium support for SaaS applications and outsourced support services for software vendors that are skilled at developing software but lack expertise in software support delivery. Today, Oracle, SAP and other companies are expanding their offerings to include software delivered via a SaaS model, which could signal a shift from traditional enterprise software in the future. While we do not currently offer maintenance and support services to SaaS applications and will need to invest our resources to develop the expertise needed to provide such services, we believe that we have an opportunity in this market because we believe the basic support bundled into SaaS subscription fees does not meet customer needs, as evidenced by the offer of premium support services by certain SaaS vendors. In addition, we believe there are software organizations that do not view support as a core competency and would consider outsourcing support for their customers to us.

OUR SERVICE OFFERING

We provide award-winning enterprise software support services to clients around the world. Clients utilize our services to receive more responsive and comprehensive support, achieve substantial cost savings and extend the life of their existing software products. Our services include issue resolution and software bug fixes, tax, legal and regulatory support, as well as additional value-added features that are not generally included in standard enterprise software vendor support, including application customization support, performance and interoperability analysis and a direct hotline. As of September 30, 2013, we supported over 460 clients globally across a broad range of industries.

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Our comprehensive support services are delivered to our clients by our Global Operations and Client Care & Success (CC&S) teams. These teams are organized into three primary groups, Support Delivery, Product Delivery and Account Management, to ensure the highest possible quality of service for our clients while scaling to meet increasing demand on a global basis. We have 176 employees that focus on supporting and resolving client issues. The following chart illustrates our service model:

Support Delivery

Our global support team provides services to our clients 24 hours a day, seven days a week and 365 days a year. A key element of our Support Delivery model is the assignment of a named PSE, who serves as the primary contact for our clients. PSEs provide technical advice, functional expertise and general support to ensure the resolution of all support issues. Our PSEs are focused exclusively on supporting our clients and have on average over 15 years of experience and significant real-world understanding of client implementations and deployments. Our clients have frequently shared with us that they view their PSE as a trusted advisor and an extension of their team given the PSE’s strong appreciation and understanding of a client’s specific environment and business. For the 12 months ended September 30, 2013, we delivered an average call response time of less than five minutes for a PSE to engage with a client to address high priority issues, which is significantly shorter than the 30-minute response time guaranteed in our SLAs.

PSEs are supported by other support delivery experts, with an average of over eight years of experience. Each support engineer is specialized and provides deep functional and technical expertise for a single product line. By identifying recurring challenges and solutions, support engineers are able to recommend best practices to PSEs and leverage existing knowledge in order to best serve our clients in an efficient manner.

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Global workforce model

We have added staff around the world, with the goal of recruiting and hiring the best talent in different geographies and time zones at cost-effective rates. As part of this global workforce model, we launched Rimini Street Labs (RSL) in 2012 to further enable the delivery of reasonably-priced support to our clients. Under the guidance of a PSE, support engineers at RSL focus on resolving complex engineering issues that generally require a substantial investment of time to diagnose and resolve. Support engineers at RSL have an average of over nine years of direct experience and add breadth to our Support Delivery organization. RSL is located in Hyderabad, India. Our global workforce model is a key enabler in our ability to continuously resolve issues 24 hours a day for our clients.

Our support delivery features are highlighted below:

Issue resolution and software bug fixes

Our Support Delivery organization delivers fixes which specifically address issues that clients are experiencing with their software. We typically create a customized fix for each client issue, enabling them to quickly deploy only the fixes they need to resolve their issues. Vendors, in contrast, may bundle patches and updates with hundreds of unrelated fixes, forcing organizations to implement and test all of the included patches just to deploy the one they need.

Support for application customizations

We include support for customized software with the same SLA commitment at no extra charge. Software vendors typically do not include customization support in their standard support programs. Our engineers resolve issues and develop fixes that directly address a client’s customizations to support mission-critical applications.

Operational, installation, configuration, upgrade and migration support

We support a full range of software implementation and deployment issues as well as configuration, security, infrastructure, platform, database and change management issues to help our clients keep their infrastructure running at peak performance and minimize downtime. In addition, we advise on operational best practices to keep our clients’ systems up and their operational costs down, given that our engineers are well versed in our clients’ software implementations. We also enable our clients to upgrade on their own schedules, not the software vendor’s. When a client is ready to upgrade, our engineers provide resolutions for issues that may arise during an upgrade, tools release or migration as they are typically intimately familiar with our clients’ applications. If a client is not yet running the latest release of their application, we will assist them with downloading the latest software release and related components that they are entitled to while still under vendor maintenance during their transition to our offering, protecting the client’s right to upgrade while preserving their ability to manage the upgrade cycle.

Performance and interoperability analysis support

Interoperability support includes strategic guidance to prepare for potential infrastructure changes, assistance with verifying certification on new platforms and the ability to resolve interoperability conflicts. Our support engineers diagnose interoperability problems and recommend solutions. We are a member of TSANet, an organization in that enables over 100 technology companies to work directly

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with each other to solve interoperability issues for their mutual clients. We also have an in-house Technology Services Group (TSG) comprised of experts in all aspects of the technology stack below the application layer. The TSG team assists clients with any issues or challenges with technology outside of the application layer.

Localization support

Multiple country-specific localizations can make implementing and supporting a global system challenging. Our support engineers provide country-level support for software configuration, process, language and compliance issues.

Product Delivery

The Product Delivery team manages the scoping, development, testing and delivery of all client deliverables and internally developed applications, tools and technologies. The primary products to be delivered to a client are grouped into the following categories:

Global tax, legal and regulatory updates

We leverage our processes to provide our clients with the proactive updates they need to maintain compliance with changing tax, payroll, accounting, fixed-asset and related rates, regulations and standards. In addition, we also create and update documentation that supports our tax, legal and regulatory updates.

Software bug fix deliverables

Final issue resolution fixes are validated and delivered by our Product Delivery team to ensure quality and consistency across deliverables and clients.

New client synchronization

New clients may not be fully up-to-date with the latest tax, legal and regulatory updates from the software vendor. As part of the client onboarding process, our Product Delivery team assesses the compliance-level of each client deployment and deploys initial updates as needed for clients to ensure full adherence to current regulatory standards and to streamline the process for future updates.

We believe the quality and scope of our Product Delivery processes and deliverables surpass those of traditional ERP vendors. For example, we maintain updates for tax, legal, and regulatory changes for over 70 countries on a continuous basis by employing a rigorous software development lifecycle that is ISO 9001:2008 certified to ensure that required and identified tax, legal, and regulatory changes are delivered in an accurate and timely manner that is typically earlier than vendors. Our Product Delivery organization is scalable and has the capability to deploy its solutions for additional countries based on the needs of our clients. We believe that we offer the most comprehensive scope of research from a single vendor, including over 1,500 government sites and over 3,000 information sources covering over 26,000 localities. We utilize a certified triple-scope verification process that involves multiple third-parties such as premier subject matter experts including industry associations as well as accounting, consulting and law firms. To date, we have delivered over 50,000 updates to clients with quality and accuracy.

Product Delivery professionals serve in a variety of roles which include business, functional and technical analysts as well as software development, testing, quality assurance and delivery professionals. Scoping professionals and business analysts utilize proprietary methodologies to search for updates across all supported jurisdictions and provide support for all product groups. Technical and software development

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professionals are product-focused and have relevant domain expertise. Testing and delivery professionals are responsible for implementation of any changes and support all product groups. RSL engineers support all aspects of analysis, development and testing for Product Delivery teams. This flexible model has enabled us to identify best practices and solutions that can be deployed across multiple product lines in a scalable fashion that software vendors cannot achieve. Additionally, we utilize internally developed technologies to efficiently research and deliver tax, legal and regulatory changes.

Client Care & Success

Account Managers in our CC&S organization serve as a single point of contact for all other non-support related client issues. The CC&S organization works closely with our Support Delivery and sales organizations to provide superior client satisfaction with the ultimate goal of enhancing retention of our clients and expanding our footprint within existing clients. The CC&S team oversees the following client management processes:

Onboarding

When a client has decided to transition to our services, an account manager oversees the onboarding process, which is a set of interwoven processes that new clients undertake to facilitate a successful migration to our support model. During this time, we help clients adjust while gaining an expert understanding of a client’s business needs, its IT infrastructure and its software strategies.

Account management

Following the onboarding period, account managers coordinate our resources to showcase best-in-class service in order to simplify complexity and provide personalized support. When issues arise, account managers escalate them within our organization as appropriate to exceed client satisfaction. Account managers are also tasked with establishing and maintaining executive relationships and promoting advocates within the client’s organization.

Retention

Account managers play an integral role in client retention by helping to ensure our clients are realizing the full value of our service offering.

Standard Support Program and Products

The following chart summarizes and compares our support program to the typical enterprise software vendor support program:

Standard Support Program Feature	Rimini Street	Typical Enterprise Software Vendor
50% Annual Cost Savings	•
Global 24/7 Support and Guaranteed 30 Minutes SLA For High Priority Issues	•
Named Primary Support Engineer for Each Client	•
Issue Resolution and Software Bug Fixes	•	•
Support for Application Customizations	•
Operational, Installation, Configuration and Upgrade Support	•	•
Migration Support	•
Performance, Interoperability Analysis Support	•
Localization Support	•
Tax, Legal and Regulatory Updates	•	•

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Our service offering supports a broad range of enterprise software product lines. In the future, we intend to expand our support to new products in order to best suit our clients. The chart below depicts the products we currently support:

Product	Product Lines
Siebel	All
PeopleSoft	HCM, FIN, CRM, EPM, SRM, SCM, Public Sector, and Campus Solutions
J.D. Edwards	HCM, Financials, Distribution and Manufacturing
Oracle E-Business Suite	All
Oracle Retail	Retek Merchandising Operations Management (MOM), Merchandise Planning & Optimization, Supply Chain Planning and Execution
Oracle Database	All
Hyperion	Hyperion Planning, Essbase, Financial Management, Financial Close Management, Strategic Finance and Financial Management Analytics
SAP	R/3, ECC
Business Objects	BusinessObjects Enterprise, Advanced Analysis, Interactive Analysis (Web Intelligence), Explorer, Dashboard Design (Xcelsius) and Crystal Reports

Clients

As of September 30, 2013, we had more than 460 clients across a wide range of industries. No individual client, customer, group of customers under common control, or customers that are affiliates of each other represented more than 10% of our revenues for each of the years ended December 31, 2010, 2011 and 2012, and the nine months ended September 30, 2012 and 2013.

Employees

We have built our culture centered on our dedication to provide our clients with an exceptional service experience. Our employees are focused on providing services to our clients, and we strive to foster an environment that enables them in this pursuit. Our culture is a key aspect of our success and enables us to hire and retain high quality talent. Furthermore, our remote delivery model provides an attractive employment option for our highly experienced PSEs compared to consulting roles which can require significant travel.

As of September 30, 2013, we employed more than 330 people globally. We also engage temporary employees and consultants. We have not experienced any work stoppages, and we consider our relations with our employees to be very good.

Sales and marketing

We sell our solutions through our global direct sales organization. We organize our sales force by geographic region with sales teams currently covering North America, Latin America, Europe, Africa, the Middle East, Asia, and Asia-Pacific. We organize our sales and marketing professionals into territory-specific teams in order to tightly align sales and marketing towards common sales goals. Foreign revenues accounted for 11%, 13% and 17% of our revenues during the years ended December 31, 2010, 2011 and 2012, respectively, and 16% and 22% of our revenues during the nine months ended September 30, 2012 and 2013, respectively. No single foreign country accounted for 10% or more of total revenues during these periods.

A typical sales cycle with a prospective client begins with the generation of a sales lead through trade shows, industry events, online marketing, outbound calling or other means of referral. The sales cycle continues with an assessment of the prospect’s maintenance renewal timeline, sales presentations and, in many cases, client reference calls. Our sales cycle can vary substantially from client to client, but typically requires six to nine months. Enterprise software customers typically need to renew their contracts on an

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annual basis so there is already budget for our services. We attempt to commence discussions with prospects far enough in advance of that prospect’s maintenance end date (MED) to provide enough time to complete the sale and to perform certain transition tasks before the MED. In certain situations, we will engage with a prospect over multiple renewal cycles. In addition to new client sales, we have a dedicated team focused on renewals of existing clients.

We generate customer leads, accelerate sales opportunities and build brand awareness through our marketing programs. Our marketing programs target CIOs, other IT executives, senior business leaders and procurement specialists, focusing on the unique benefits of our offerings. Additionally, our marketing programs serve to create further market awareness of the benefits of independent enterprise software support. As a result of our efforts in educating companies on the alternatives to vendor support, we believe we are recognized as a thought leader.

Our marketing programs include the following:

➢	use of our website to provide application and company information, as well as learning opportunities for potential customers;

➢	business development representatives who respond to incoming leads to convert them into new sales opportunities;

➢	participation in, and sponsorship of, field marketing events including user conferences, trade show and industry events;

➢	online marketing activities including email campaigns, online advertising and webinars;

➢	public relations; and

➢	thought leadership through marketing to industry analysts, webinars, speaking engagements and sponsored research.

Technology infrastructure and operations

We have IT infrastructure in the United States and IT operations staff in the United States and India. Our operations support our client offerings, compliance requirements and future global expansion. Our infrastructure includes connectivity to clients via site-to-site tunnels and virtual private networks with secure firewall administration underpinned with a high level of network reliability and performance.

We maintain a formal and comprehensive security program designed to ensure the security and integrity of client data, protect against security threats or data breaches, and prevent unauthorized access to the data of our customers. As evidence of the effectiveness of our security program, we have achieved worldwide ISO 27001:2005 information security certification for our security processes. We strictly regulate and limit all access to facilities, which employ advanced measures in line with best practices

Compliance and certifications

ISO certifications are part of our commitment to developing and executing best-in-class processes to ensure our clients consistently receive high-quality, highly responsive service. We believe we are the only independent enterprise software support provider to achieve ISO 27001:2005 and ISO 9001:2008 certifications.

In April 2013, we achieved worldwide ISO 27001:2005 information security certification for our support services. ISO 27001 is a security standard covering our production, sandbox and implementation environments. Independent assessments of our conformity to the ISO 27001 standard includes evaluating

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security risks, designing and implementing comprehensive security controls and adopting an information security management process to meet security needs on an ongoing basis. The certification is valid for three years with surveillance audits taking place annually.

In December 2010, we received ISO 9001:2008 Quality Management System certification for our provision of independent enterprise software support services specifically including processes for client onboarding, building of client environments, and worldwide research, development and delivery of tax and regulatory updates. The certification process verifies that detailed processes for relevant business areas are reviewed, continuously monitored and improved to ensure services and deliverables are consistently delivered with excellence.

Competition

We compete in the market for enterprise software support services. This market has been dominated by the software vendors themselves as the primary maintenance and support provider for their own products. The competitive service market with new independent competitors is still relatively undeveloped and maturing. As a result, our primary competition today comes from the enterprise software vendors who license the products we service, such as Oracle and SAP. We expect that continued growth in our market could lead to significantly increased competition resulting from new entrants. In the meantime, our success will depend to a substantial extent on the willingness of companies to engage an independent service vendor such as us to provide software maintenance and support services for their enterprise software.

The principal competitive factors in our market include the following:

➢	track record of technical capability to provide the required software support;

➢	ability to identify, develop and deliver required tax, legal and regulatory updates;

➢	infrastructure model to deliver support globally within guaranteed SLAs;

➢	track record of providing a high level of customer satisfaction;

➢	ease of support model onboarding, deployment and usage;

➢	breadth and depth of support functionality, including the ability to support customized software;

➢	cost of services;

➢	brand awareness and reputation;

➢	capability for delivering services in a secure, scalable and reliable manner;

➢	ability to innovate and respond to customer needs rapidly; and

➢	size of referenceable customer base.

We believe we compete favorably with our competitors on the basis of these factors. Our support model allows us to gain an in-depth understanding of a given client’s unique software environment, enabling rapid and accurate responses to the client’s support requests, as opposed to the traditional model operated by software vendors that requires customers to dial into a call center and have their calls routed to the next available help desk support representative. We provide our clients with comprehensive software support capabilities, including full support for custom code as part of our services, something that enterprise application software vendors typically do not provide with their standard support offering. We also offer our clients a 50% discount to the fees they would otherwise pay their enterprise

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software vendor for their maintenance services and enable them to avoid or defer unnecessary upgrades. By eliminating the cost of unnecessary upgrades, additional resources to support customizations and half of their vendor support fees, based on our estimates, our clients can save up to approximately 1.5 times their traditional vendor support fees per year when using our services over a 10-year period. We have also invested significant resources developing our unique service methodologies and a data capture and management process to deliver comprehensive tax, legal and regulatory updates tailored for each client.

However, some of our actual and potential competitors have advantages over us, such as longer operating histories, significantly greater financial, technical, marketing or other resources, greater name recognition and deeper customer relationships. Additionally, many software licensees are reluctant to engage a much smaller independent company such as us to provide software maintenance and support services for their enterprise application software, choosing instead to rely on maintenance and support services provided by their enterprise software vendor.

We expect competition and competitive pressure, both from new and existing competitors, to increase in the future.

Intellectual property

We rely on federal, state, common law and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties, such as service providers, vendors, individuals and entities that may be exploring a business relationship with us.

In addition to these contractual arrangements, we also rely on a combination of trade secrets, copyrights, trademarks, service marks and domain names to protect our intellectual property.

As of September 30, 2013, we had one pending patent application in the United States which claims certain methods employed in a computer system for tracking and validating changes in electronic databases of legal requirements and guidelines that may impact an ERP system. An earlier version of this application was rejected by the United States Patent Office and in response we narrowed the scope of the claimed invention. We elected not to file corresponding patent applications in other countries and thus this application, if it were to be successful, would only provide us with certain U.S. patent rights.

We own a federal trademark registration for the Rimini Street trademark in the United States, which registration will expire in March 2020 unless renewed through customary processes. We also own trademark registrations for Rimini Street in Canada, the European Union, China, Japan, India, Australia and certain other countries. Such registered trademarks will expire unless renewed at various times in the future. We have also applied for registration of Rimini Street as a trademark in certain other countries.

Despite our efforts to protect our proprietary processes and software tools and our intellectual property rights, unauthorized parties may attempt to copy or obtain and use our processes and software tools to develop competitive services.

Policing unauthorized use of our processes and software tools and intellectual property rights is difficult.

We expect that software, services and products in our industry may be subject to third-party infringement claims as the number of competitors grows and the functionality of software, services and products in different industry segments overlaps. Any of these third parties might make a claim of infringement against us at any time.

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Legal proceedings

In January 2010, certain subsidiaries of Oracle Corporation filed a lawsuit against us and our Chief Executive Officer, Seth Ravin, in the United States District Court for the District of Nevada, alleging that certain of our processes violate Oracle’s license agreements and that we have committed acts of copyright infringement and violated other federal and state laws. Oracle alleged that its license agreements restrict licensees’ rights to provide third parties with copies of Oracle software and restrict where a customer physically may install the software. Oracle alleges that, in the course of providing our services, we violated such license agreements and illegally downloaded software and support materials without authorization. Oracle further alleges that we damaged its computer systems in the course of downloading materials for our clients. Oracle filed a second amended complaint in June 2011.

Specifically, Oracle’s operative complaint asserts the following causes of action: copyright infringement; violations of the federal Computer Fraud and Abuse Act, California’s Computer Data Access and Fraud Act, and Section 205.4765 of the Nevada Revised Statutes (unlawful acts against computers); breach of contract; inducing breach of contract; intentional interference with prospective economic advantage; unfair competition; trespass to chattels; unjust enrichment/restitution; unfair practices; and a demand for an accounting. Oracle’s complaint seeks a preliminary and permanent injunction prohibiting us from copying, distributing, using, or creating derivative works based on Oracle software and support materials except as allowed by express license from Oracle, as well as from using any software tool to access Oracle software. Oracle’s complaint also seeks to prohibit us from facilitating access to, use of, or downloading of Oracle software or support materials for any customer without a current, valid software and support license entitling the customer to have and use those materials, and from copying, distributing, or using software and support materials obtained through or for one customer to support a different customer. Oracle also seeks damages, trebling of those damages, punitive damages, restitution and disgorgement of all alleged ill-gotten gains, and imposition of a constructive trust for Oracle’s benefit consisting of all revenues received by us through the challenged conduct.

In March 2010, we filed an answer to Oracle’s initial complaint, generally denying Oracle’s allegations. We also filed counterclaims against Oracle for defamation, trade libel and business disparagement; copyright misuse; and unfair competition.

The parties conducted extensive fact and expert discovery from 2010 through mid-2012. The Court dismissed our counterclaim for copyright misuse in October 2010. Oracle amended its complaint in June 2011 to add allegations that we infringe Oracle’s copyrights in its database software. We filed an amended answer denying those allegations.

In March 2012, Oracle filed a motion seeking partial summary judgment as to its claim of infringement of eight of the copyrighted works asserted in Oracle’s complaint. It also sought summary judgment as to certain of our license defenses. In April 2012, we filed an opposition arguing that, as to our license defenses, there remain genuine issues of material fact that preclude summary judgment of liability. In May 2012, Oracle filed a reply.

In September 2012, Oracle filed a second motion for partial summary judgment as to its claim that we infringe an additional copyrighted works covering Oracle’s Relational Management Database software. Oracle’s motion also seeks summary judgment as to certain of our defenses, as well as our two remaining counterclaims for defamation, trade libel, and business disparagement and for unfair competition. We filed an opposition in October 2012, arguing that there are genuine issues of material fact as to our license defenses and counterclaims that preclude summary judgment. Oracle filed a reply later that month.

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Both of Oracle’s motions for partial summary judgment remain pending, and the court could rule upon them at any time. Regardless of the outcomes of the summary judgment motions, it is likely that liability still will be unresolved for some claims and counterclaims. Additionally, to the extent either party were to prevail on any claims or counterclaims at trial, damages would need to be determined.

Should Oracle prevail on its claims, we could be required to pay substantial damages for our past business activities and/or enjoined from certain business practices. Any of these outcomes could result in a material adverse effect on our business. Should we prevail on our counterclaims, our recovery of damages may not fully offset the negative impact on our operations resulting from Oracle’s conduct. The pendency of the litigation alone could dissuade clients from purchasing our solution. Our business has been and may continue to be materially harmed by this litigation. During the course of this litigation, we anticipate announcements of the court’s decisions in connection with hearings, motions, and other matters, as well as other interim developments related to the litigation. If securities analysts or investors regard these announcements as negative, the market price of our common stock may decline.

While we are vigorously defending the lawsuit, we are unable to predict the timing or outcome of Oracle’s claims or our counterclaims. In addition, we anticipate that a judgment entered in either party’s favor by the trial court is likely to be appealed.

Oracle claims economic damages under various theories in amounts well in excess of the total revenues generated by our operations to date, as well as punitive damages and attorneys’ fees. We are contesting Oracle’s measure of damages as well as liability. Oracle also is seeking an injunction prohibiting us from providing any support services for which we are found to be liable for infringement insofar as such services relate to Oracle products. No assurance is or can be given that we will prevail on any claims or our counterclaims in the lawsuit.

In addition, from time to time, we may be a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Facilities

Our principal executive offices are located in Las Vegas, Nevada. We also have offices located in Pleasanton, California; London, United Kingdom; Sydney, Australia; São Paulo, Brazil; Munich, Germany; Tokyo, Japan; and Hyderabad, India.

We lease all of our facilities, and we do not own any real property. We are building and expanding in multiple locations, including London, Pleasanton and Sydney. In addition, to the extent we require additional space in the future, we believe that it would be readily available on commercially reasonable terms.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth the names, ages and positions of our executive officers and directors as of December 1, 2013:

Name	Age	Position
Executive Officers
Seth A. Ravin	47	Chief Executive Officer and Chairman of the Board
Sebastian Grady	49	President and Chief Operating Officer
Nancy Lyskawa	51	Senior Vice President, Global Client Care & Success
Kevin Maddock	48	Senior Vice President, Global Sales
David Rowe	48	Senior Vice President and Chief Marketing Officer
Edward Schaffer	48	Senior Vice President and Chief Financial Officer
Thomas C. Shay	48	Senior Vice President, Chief Information Officer, Secretary and Director
Brian Slepko	50	Senior Vice President, Global Operations
Daniel B. Winslow	55	Senior Vice President, General Counsel and Assistant Secretary

Non-Employee Directors
Jack L. Acosta(1)(2)	66	Director
Robin Murray(1)(2)	48	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

EXECUTIVE OFFICERS

Seth A. Ravin founded our company and has served as our Chief Executive Officer and Chairman of the Board since September 2005 and has also served as our President from September 2005 to January 2011. Mr. Ravin has served as a member of our board of directors since September 2005. Prior to joining us, Mr. Ravin served in various executive roles at TomorrowNow, Inc. from May 2002 to April 2005, most recently as President and a board director. TomorrowNow, Inc. was a supplier of software maintenance and support services for Oracle’s PeopleSoft and J.D. Edwards applications, and was acquired in January 2005 as a wholly-owned subsidiary of SAP America, Inc. From April 2000 to March 2001, Mr. Ravin served as Vice President of Inside Sales for Saba Software, Inc., a provider of e-Learning and human resource management software. From April 1996 to April 2000, Mr. Ravin served in various management roles at PeopleSoft, Inc. (acquired by Oracle), most recently as a Vice President of the Customer Sales Division. Mr. Ravin holds a Bachelor of Science in Business Administration from the University of Southern California.

Our board of directors believes that Mr. Ravin possesses specific attributes to qualify him to serve as a member of our board of directors, including the perspective and experience he brings as our Chief Executive Officer and the longest serving member of our board of directors. We also value his deep understanding of our business as it has evolved over time and his extensive senior management expertise in the software maintenance and support services industry.

Management

Sebastian Grady has served as our President and Chief Operating Officer since January 2011. Prior to joining us, Mr. Grady served as President and Chief Operating Officer at Altus Corporation, a provider of video search and management software for sales enablement, from March 2005 to January 2011. From October 2000 to October 2001, he served as President and Chief Operating Officer of Saba Software, Inc. From March 1993 to October 2000, Mr. Grady served in various executive roles with PeopleSoft, Inc. (acquired by Oracle Corporation), most recently as Vice President and General Manager of the customer sales division from March 1997 to October 2000. From February 1987 to March 1993, Mr. Grady served in various roles with Accenture (formerly Andersen Consulting). Mr. Grady holds a Bachelor of Science degree in Computer Science from Rensselaer Polytechnic Institute.

Nancy Lyskawa has served as our Senior Vice President, Global Client Care & Success since September 2009. Prior to joining us, Ms. Lyskawa was with Oracle Corporation, a computer technology company, from December 2004 to September 2009, where she served in various executive roles, most recently as Vice President, Support Services and Marketing, from August 2005 to September 2009. From March 1994 to December 2004, she served as head of Global Services Marketing for PeopleSoft, Inc. (acquired by Oracle Corporation). From May 1986 to March 1994, Ms. Lyskawa served in various roles with Electronic Data Systems Corporation (acquired by Hewlett-Packard Company). Ms. Lyskawa is a Certified Management Accountant (CMA). Ms. Lyskawa holds a Bachelor of Business Administration in Accounting and Finance from the University of North Dakota and a Masters Certificate in Marketing from the Cox School of Business at Southern Methodist University.

Kevin Maddock has served as our Senior Vice President, Global Sales since December 2008. Prior to joining us, Mr. Maddock served as Executive Vice President of Worldwide Inside Sales and Operations for ServiceSource, a recurring revenue management company, from October 2004 to March 2008. From May 1998 to September 2004, Mr. Maddock served as Vice President of Worldwide Support Service Sales at PeopleSoft, Inc. (acquired by Oracle). From September 1995 to May 1998, Mr. Maddock served in multiple roles at KPMG Consulting. From August 1987 to April 1993, Mr. Maddock served in various roles at Accenture (formerly Andersen Consulting). Mr. Maddock holds a Bachelor of Business Administration in Finance with Honors from the University of Notre Dame and an M.B.A. from the Anderson School of Management at UCLA.

David Rowe has served as our Senior Vice President and Chief Marketing Officer since April 2012 and was our Senior Vice President of Global Marketing and Alliances from December 2008 to April 2012 and our Vice President Marketing and Alliances from September 2006 to December 2008. Prior to joining us, Mr. Rowe served as Vice President of Product Management and Marketing at Perfect Commerce, Inc., an eProcurement company, from November 2004 to June 2006. From May 1995 to June 1999, Mr. Rowe held various positions with PeopleSoft, Inc. (acquired by Oracle Corporation), most recently serving as Director, Product Strategy. From July 1988 to April 1995, Mr. Rowe served in various roles at Accenture (formerly Andersen Consulting). Mr. Rowe holds a Bachelor of Science degree in Engineering from Harvey Mudd College.

Edward Schaffer has served as our Senior Vice President and Chief Financial Officer since April 2012. Prior to joining us, Mr. Schaffer briefly served as Chief Executive Officer of Live365, Inc., an Internet and radio broadcasting company, from November 2011 to March 2012, and Vice President of Business Operations of the Internet Advertising Unit at Monster Worldwide, an employment website company, from 2010 to 2011. From June 2006 to January 2010, he was Vice President of Finance & Marketplace Operations at oDesk Corporation, an online marketplace for contractors. From November 2000 to May 2006, Mr. Schaffer served in multiple roles at Intuit Inc., a financial and tax preparation software company, where he ended his tenure as General Manager of the Intuit Developer Network. From June 1988 to September 1992, Mr. Schaffer held various positions at Accenture (formerly Andersen

Management

Consulting). Mr. Schaffer holds a Bachelor of Arts in International Relations from the University of Pennsylvania and an M.B.A. from Stanford University’s Graduate School of Business.

Thomas C. Shay has served as our Senior Vice President and Chief Information Officer since August 2012, was our Executive Vice President, Operations from October 2006 to August 2012, and was our Chief Technology Officer from January 2006 to October 2006. From July 1989 to November 2004, Mr. Shay served in various roles at Sun Microsystems, Inc. (acquired by Oracle Corporation), most recently as Field Application Engineering Manager, Asia Pacific. Mr. Shay has served as a member of our board of directors since August 2006. Mr. Shay holds a Bachelor of Science in Electrical Engineering from UCLA, and a Masters of Engineering in Electrical and Computer Engineering from Cornell University.

Our board of directors believes that Mr. Shay possesses specific attributes to qualify him to serve as a director, including the perspective and experience he brings as our Chief Information Officer and a longstanding member of our board of directors. We also value his deep understanding of our business as it has evolved over time and his strong background in enterprise software maintenance and support.

Brian Slepko has served as our Senior Vice President, Global Operations, since 2008 and served as a member of our board of directors from October 2006 to July 2007. Prior to joining us, Mr. Slepko was with Oracle Corporation, which he joined as part of Oracle’s acquisition of Agile Software, Inc., an enterprise software solutions company. From July 2005 to June 2007, Mr. Slepko served as Vice President of Global Maintenance Revenue and Sales Operations at Agile Software. From March 2003 to February 2005, Mr. Slepko served as a Director of Sales Operations for Ocular Sciences, Inc. From August 1995 to May 2001, Mr. Slepko served in a variety of roles with PeopleSoft, Inc. (acquired by Oracle Corporation), most recently serving as Director, Sales Operations. From January 1990 to August 1995, Mr. Slepko held various roles with Accenture (formerly Andersen Consulting). Mr. Slepko holds a Bachelor of Business Administration in Management and Management Information Systems from the University of Oklahoma and an M.B.A. from Loyola University of Chicago.

Daniel B. Winslow has served as our Senior Vice President, General Counsel and Assistant Secretary since September 2013. Prior to joining us, Mr. Winslow was a member of the Massachusetts House of Representatives from January 2011 to September 2013. Mr. Winslow served as Of Counsel at the law firm of Duane Morris LLP from June 2013 to September 2013. He served as Senior Counsel at the law firm of Proskauer Rose LLP from May 2010 to March 2013 and as a partner at Duane Morris LLP from January 2005 to May 2010. From January 2002 to December 2004, he was Chief Legal Counsel to then-Massachusetts Governor Mitt Romney and was previously a presiding justice and appellate division justice in the Massachusetts Trial Court. Mr. Winslow holds a Bachelor of Arts degree in Political Science from Tufts University and a J.D. from Boston College Law School.

NON-EMPLOYEE DIRECTORS

Jack L. Acosta has served as a member of our board of directors since October 2013. Mr. Acosta served as Chief Financial Officer and Vice President, Finance of Portal Software, a software company acquired by Oracle Corporation, from February 1999 to September 2001. In addition, Mr. Acosta served as Secretary of Portal Software from February 1999 to April 1999. From July 1996 to January 1999, Mr. Acosta served as Executive Vice President and Chief Financial Officer of Sybase, Inc., a database company acquired by SAP AG. From March 2004 to July 2009, Mr. Acosta served on the board of directors of SumTotal Systems, Inc., a provider of learning, performance, and compensation management software and services. Mr. Acosta has served and continues to serve as a member of the board of directors of various private companies. Mr. Acosta holds a Bachelor of Science in Industrial Relations from California State University

Management

East Bay, a M.S. in Management Sciences from California State University East Bay and an Honorary Doctor of Humane Letters degree from California State University East Bay.

We believe Mr. Acosta is qualified to serve as a member of our board of directors because of his extensive experience in the enterprise software industry and serving on the boards of directors of various technology companies.

Robin Murray has served as a member of our board of directors since June 2009. Mr. Murray is a partner at Adams Street Partners, LLC, a venture capital firm, which he joined in 2008. Mr. Murray qualified as a Chartered Accountant with the Institute of Chartered Accountants of England & Wales. He holds a Bachelor of Science in Chemistry from Bristol University, England and an M.B.A. degree from Stanford University Graduate School of Business.

We believe Mr. Murray is qualified to serve as a member of our board of directors because of his substantial corporate finance, business strategy and corporate development expertise gained from his significant experience in the venture capital industry analyzing, investing in and serving on the boards of directors of various private technology companies. We also value his perspective as a representative of one of our largest stockholders.

CODE OF BUSINESS CONDUCT AND ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers.

BOARD COMPOSITION

Our business affairs are managed under the direction of our board of directors, which is currently composed of Messrs. Ravin, Shay, Acosta and Murray. Upon the completion of this offering, our board of directors will consist of              members,              of whom will qualify as independent within the meaning of the independent director guidelines of the                     . Messrs. Ravin and Shay are not considered independent.

Immediately prior to this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

➢	the Class I directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2015;

➢	the Class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2016; and

➢	the Class III directors will be , and his term will expire at the annual meeting of stockholders to be held in 2017.

Our amended and restated articles of incorporation and amended and restated bylaws will provide that the number of directors, which is currently fixed at five members, may be increased or decreased from time to time by a resolution of our board of directors. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of our board of

Management

directors may have the effect of delaying or preventing changes in control of our company. See “Description of capital stock—Anti-takeover effects of Nevada law and our articles of incorporation and bylaws” for a discussion of other anti-takeover provisions found in our articles of incorporation and amended and restated bylaws.

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

DIRECTOR INDEPENDENCE

In connection with this offering, we intend to list our Class A common stock on the                     . Under the rules of the                     , independent directors must comprise a majority of a listed company’s board of directors within a specified period of time following the completion of this offering. In addition, the rules of the                      require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent, provided however that, in accordance with the phase-in provisions set forth in the                     , our audit committee will have at least one independent member by the listing date of our initial public offering, at least two independent members within 90 days of the listing date of our initial public offering and at least three independent members within one year of the listing date of our initial public offering. Under the rules of the                     , a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act.

In order to be considered independent for purposes of Rule 10A-3 and Rule 10C-1, a member of an audit committee or compensation committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Acosta and Murray, representing two of our four directors, were “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the                     .

COMMITTEES OF THE BOARD OF DIRECTORS

Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors has an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Management

Audit committee

Messrs. Acosta, Murray and                     , each of whom is a non-employee member of our board of directors, comprise our audit committee. Mr. Acosta is the chairman of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the rules and regulations of the                      and the SEC. Our board of directors has also determined that Mr. Acosta qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of the                     . The audit committee is responsible for, among other things:

➢	selecting and hiring our registered public accounting firm;

➢	supervising and evaluating the performance and independence of our registered public accounting firm;

➢	approving the audit and audit fees and pre-approving any non-audit services to be performed by our registered public accounting firm;

➢	reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;

➢	reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements, and our publicly filed reports;

➢	preparing the audit committee report that the SEC requires in our annual proxy statement;

➢	reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;

➢	reviewing and discussing with management and the independent auditor, the overall adequacy and effectiveness of our legal, regulatory and ethical compliance programs;

➢	reviewing and discussing with management and the independent auditor reports regarding compliance with applicable laws, regulations and internal compliance programs;

➢	overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters; and

➢	reviewing and approving any proposed related person transactions.

Compensation committee

Messrs. Murray, Acosta and                     , each of whom is a non-employee member of our board of directors, comprise our compensation committee.                      is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the rules of the                      and SEC rules and regulations, as well as Section 162(m) of the Code. The compensation committee is responsible for, among other things:

➢

reviewing and approving our Chief Executive Officer’s and other executive officers’ annual base salaries, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements, and any other benefits, compensation or arrangements;

➢	administering our equity compensation plans;

➢	overseeing our overall compensation philosophy, compensation plans, and benefits programs; and

➢	reviewing and evaluating director compensation.

Management

Nominating and corporate governance committee

                     and                     , each of whom is a non-employee member of our board of directors, comprise our nominating and corporate governance committee.                      is the chairman of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence under the rules of the                     . The nominating and corporate governance committee is responsible for, among other things:

➢	evaluating and making recommendations regarding the composition, organization, and governance of our board of directors and its committees;

➢	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

➢	reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations; and

➢	reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee or our board of directors.

NON-EMPLOYEE DIRECTOR COMPENSATION

In October 2013, our board of directors approved a policy for the compensation for our non-employee directors (Outside Directors). Outside Directors will receive compensation in the form of equity and cash, as described below. Directors who are also our employees will receive no additional compensation for their service as a director.

Equity compensation

Following this offering, each Outside Director will be granted an option to purchase shares having a grant date fair value equal to $         computed in accordance with FASB ASC Topic 718 (Annual Grant). The exercise price will be the fair market value, as determined in accordance with our 2013 Equity Incentive Plan on the date of the grant. All of the shares underlying the Annual Grant will vest                     , subject to continued service on the vesting date.

Cash compensation

Each Outside Director will receive an annual fee of $50,000 in cash for serving on our board of directors. We also reimburse our directors for reasonable travel expenses associated with attending meetings of our board and meetings of committees of our board.

We did not pay cash or any other compensation to our directors during the year ended December 31, 2012. During the year ended December 31, 2012, two directors, Messrs. Ravin and Shay, were also our employees. Mr. Ravin’s compensation is discussed in the section titled “Executive compensation.” Mr. Shay did not receive compensation for his services as a director.

Executive compensation

Our named executive officers for 2012, which consist of the person who served as our principal executive officer during 2012 and the next two most highly compensated executive officers who served as executive officers in 2012, are as follows:

➢	Seth A. Ravin, our Chief Executive Officer;

➢	Kevin Maddock, our Senior Vice President, Global Sales; and

➢	Brian Slepko, our Senior Vice President, Global Operations.

FISCAL 2012 SUMMARY COMPENSATION TABLE

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, and paid to each individual who served as our Chief Executive Officer at any time during 2012, which is our last completed fiscal year, and our two other most highly compensated executive officers who were serving as executive officers at December 31, 2012, the end of the last completed fiscal year. These individuals are our Named Executive Officers for fiscal 2012.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Seth A. Ravin	2012	200,000	—	246,875	14,951	(3)	461,826
Chief Executive Officer

Kevin Maddock	2012	150,000	217,350	246,875	6,252	(4)	620,477
Senior Vice President, Global Sales

Brian Slepko	2012	200,000	217,350	129,488	8,336	(5)	555,173
Senior Vice President, Global Operations

(1)	The amounts reported in the Option Awards column represent the grant date fair value of the stock options granted to the Named Executive Officers during fiscal 2012 as computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included in this prospectus. Note that the amounts reported in this column do not correspond to the actual economic value that may be received by the Named Executive Officers from the options.
(2)	The amounts reported in the Non-Equity Incentive Plan Compensation represent amounts earned in 2012 under our Bonus Program.
(3)	Represents (x) $301 paid on behalf of Mr. Ravin for life insurance premiums; and (y) $14,650 of Mr. Ravin’s personal use of a corporate apartment and other personal-related travel expenses.
(4)	Represents: (x) $252 paid on behalf of Mr. Maddock for life insurance premiums; and (y) $6,000 matching contributions to Mr. Maddock’s 401(k) account.
(5)	Represents: (x) $336 paid on behalf of Mr. Slepko for life insurance premiums; and (y) $8,000 matching contributions to Mr. Slepko’s 401(k) account.

NON-EQUITY INCENTIVE PLAN COMPENSATION

Our Named Executive Officers are eligible for incentive compensation under our Bonus Program that includes a quarterly performance element and an annual retention element.

Executive compensation

The quarterly performance bonus is calculated by multiplying the individual’s quarterly target incentive amount by (i) the percentage of achievement of company performance factors and (ii) the percentage of achievement of individual factors.

Our company-level performance factors are aggregate client invoicing and aggregate expenses compared to plan and these are weighted 80% and 20%, respectively. With respect to individual factors, these generally are the individual’s achievement of individual goals and objectives for that quarter and the individual’s overall contribution to our success. For our Named Executive Officers (other than our Chief Executive Officer) individual achievement is determined by our Chief Executive Officer and for our Chief Executive Officer achievement is determined by our board of directors.

In addition, there is an annual retention bonus element that is operated substantially similarly to the quarterly performance element. The annual retention bonus is calculated by multiplying the individual’s annual retention bonus target by (i) the percentage of achievement of company performance factors and (ii) the average of the individual performance for each quarter. As to the quarterly performance element, our company-level performance factors are aggregate client invoicing and aggregate expenses compared to plan, and these are weighted 80% and 20%, respectively.

For 2012, our Named Executive Officers had annual target incentives, which include both the quarterly performance bonus and the annual retention bonus, as follows: (i) Seth A. Ravin, $250,000, (ii) Kevin Maddock, $250,000 and (iii) Brian Slepko, $150,000.

FISCAL 2012 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table presents, for each of our Named Executive Officers, information regarding outstanding stock options and other equity awards held as of December 31, 2012.

Named Executive Officer	Grant Date	Option Awards— Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Option Awards— Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Awards —Option Exercise Price ($)	Option Awards— Option Expiration Date
Seth A. Ravin	09/30/08	42,270	—	0.3300	09/29/13
	12/31/08	53,280	—	0.2287	12/30/13
	03/31/09	37,980	—	0.3073	03/31/14
	08/28/09	42,600	—	0.2567	08/28/14

Kevin Maddock	12/31/08	1,442,295	—	0.2080	12/30/18
	12/31/08	1,557,705	—	0.2080	12/30/18
	05/07/12	—	1,500,000	0.2860	05/07/22

Brian Slepko	12/28/07	2,250,000	—	0.0933	12/27/17
	06/30/08	7,200	—	0.1667	06/29/18
	09/30/08	28,185	—	0.3000	09/29/18
	12/31/08	39,045	—	0.2080	12/30/18
	03/31/09	27,855	—	0.2793	03/31/19
	08/28/09	28,395	—	0.2333	08/28/19
	05/07/12	—	1,500,000	0.2860	05/07/22

(1)	All stock options vest and are exercisable as to one-third of the aggregate shares granted annually, subject to continued service.

Executive compensation

EXECUTIVE EMPLOYMENT AGREEMENTS

Seth A. Ravin

We entered into an employment agreement on May 1, 2009 with Seth A. Ravin, our Chief Executive Officer. The employment agreement was updated in June 2013 and September 2013. The employment agreement has no specific term and constitutes at-will employment. Mr. Ravin’s current annual base salary is $275,000, and he is eligible for target incentive payments equal to $51,563 each quarter and an annual retention incentive of $68,750, in each case, subject to achievement of performance metrics.

If Mr. Ravin’s employment is terminated without “cause” (as defined below) or for “good reason” (as defined below), then, in each case, Mr. Ravin receives: (i) 100% acceleration of all outstanding unvested equity awards; (ii) continued payments of his then-current base salary for 12 months; and (iii) COBRA reimbursements for Mr. Ravin and his covered dependents 12 months generally.

If Mr. Ravin’s employment is terminated without “cause” (as defined below) or for “good reason” (as defined below) within 12 months following a “change of control” (as defined below), then, in each case, Mr. Ravin receives: (i) 100% acceleration of all outstanding unvested equity awards; (ii) continued payments of his then-current base salary for 18 months; and (iii) COBRA reimbursements for Mr. Ravin and his covered dependents 18 months generally.

Severance benefits in all cases are subject to execution of a release of claims.

Kevin Maddock

We entered into an offer letter agreement on December 6, 2008 with Mr. Maddock, our Senior Vice President, Global Sales. The offer letter was updated in June 2013. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Maddock’s current annual base salary is $212,500, and he is eligible for target incentive payments equal to $39,844 each quarter and an annual retention incentive of $53,125, in each case, subject to achievement of performance metrics.

Brian Slepko

We entered into an offer letter agreement on December 9, 2007 with Mr. Slepko, our Senior Vice President, Global Operations. The offer letter was updated in June 2013. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Slepko’s current annual base salary is $200,000, and he is eligible for target incentive payments equal to $28,125 each quarter and an annual retention incentive of $37,500, in each case subject to achievement of performance metrics.

Definitions for terms

For purposes of the employment agreement with Mr. Ravin, “cause” means generally:

➢	executive’s failure to perform the duties and responsibilities of his position after a demand for performance has been provided and a cure period of 15 days;

➢

any act of gross negligence, willful misconduct or dishonesty taken by executive in connection with his employment, and in the case of gross negligence such act had a material adverse effect on our business or reputation;

➢	any act of dishonesty or moral turpitude constituting fraud or embezzlement or otherwise adversely affecting our business or reputation;

Executive compensation

➢	executive’s conviction of, or plea of nolo contendere to, a felony;

➢	executive’s indictment for a criminal violation of state or federal securities law; or

➢	any breach by executive of any covenants set forth in the employment agreement which is not cured within 15 days of receipt of a written notice of breach.

For purposes of the employment agreement with Mr. Ravin, “good reason” means generally a resignation within 90 days following the expiration of the cure period (described below) following the occurrence of any of the following:

➢	a material reduction of executive’s duties, authority or responsibilities;

➢	a material reduction in executive’s base compensation;

➢	a material change in geographic location at which executive performs services; or

➢	any material breach of executive’s employment agreement.

Executive must provide notice of the facts constituting the grounds for good reason and a reasonable cure period of not less than 30 days.

For purposes of the employment agreement with Mr. Ravin, “change of control” means generally:

➢

a change in our ownership, which is deemed to occur on the date that any one person, or more than one person acting as a group, acquires ownership of our stock that, together with the stock held by such person, constitutes more than 50% of our total voting power, except for a financing transaction;

➢

a change in our effective control, which is deemed to occur on the date that a majority of members of our board of directors is replaced during any 12-month period by directors whose appointment or election was not endorsed by a majority of the members of our board of directors prior to the date of appointment or election; or

➢

a change in the ownership of a substantial portion of our assets, which is deemed to occur on the date that any person, or more than one person acting as a group, acquires assets from us that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of our assets immediately prior to such acquisition or acquisitions.

EMPLOYEE BENEFIT PLANS AND STOCK PLANS

2013 Equity Incentive Plan

In October 2013, our board of directors adopted, and our stockholders approved, a 2013 Equity Incentive Plan (2013 Plan). Our 2013 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares.    A total of 8,659,589 shares of our Class A common stock is reserved for issuance pursuant to the 2013 Plan, of which 281,250 awards are issued and outstanding. In addition, the shares to be reserved for issuance under our 2013 Plan will also include shares returned to our 2007 Plan after the effectiveness of our 2013 Plan as the result of expiration or termination of awards (provided that the maximum number of shares that may be added to the 2013 Plan pursuant to this sentence is less than

Executive compensation

46,966,297 shares). Following this offering, the number of shares available for issuance under the 2013 Plan will also include an annual increase on the first day of each fiscal year beginning in 2015, equal to the least of:

➢	20,000,000 shares;

➢	5% of the outstanding shares of all classes of our common stock as of the last day of our immediately preceding fiscal year; or

➢	such other amount as our board of directors may determine.

Plan Administration.    Our board of directors or one or more committees appointed by our board of directors will administer the 2013 Plan. We anticipate that the compensation committee of our board of directors will administer our 2013 Plan following the completion of this offering. In the case of awards intended to qualify as ‘‘performance-based compensation’’ within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more ‘‘outside directors’’ within the meaning of Section 162(m). In addition, if we determine it is desirable to qualify transactions under the 2013 Plan as exempt under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2013 Plan, the administrator has the power to administer the 2013 Plan, including but not limited to, the power to interpret the terms of the 2013 Plan and awards granted under it, to create, amend and revoke rules relating to the 2013 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type and/or cash.

Stock Options.    Stock options may be granted under the 2013 Plan. The exercise price of options granted under our 2013 Plan must at least be equal to the fair market value of our Class A common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2013 Plan, the administrator determines the other terms of the options.

Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2013 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her option agreement. However, in no event may a stock appreciation right be exercised later than the expiration of

Executive compensation

its term. Subject to the provisions of our 2013 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock.    Restricted stock may be granted under our 2013 Plan. Restricted stock awards are grants of shares of our Class A common stock that vest in accordance with the terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2013 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units.    Restricted stock units may be granted under our 2013 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our Class A common stock. Subject to the provisions of our 2013 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares.    Performance units and performance shares may be granted under our 2013 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our Class A common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Outside Directors.    Our 2013 Plan will provide that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2013 Plan.

Our 2013 Equity Incentive Plan will provide that in any given year a non-employee director will not receive (i) cash-settled awards having a grant date fair value greater than $        , increased to $         in connection with his or her initial service; and (ii) stock-settled awards having a grant date fair value greater than $        , increased to $         in connection with his or her initial service, in each case, as determined under generally accepted accounting principles.

Executive compensation

Non-Transferability of Awards.    Unless the administrator provides otherwise, our 2013 Plan generally will not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2013 Plan, the administrator will adjust the number and class of shares that may be delivered under the Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2013 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.    Our 2013 Plan will provide that in the event of a merger or change in control, as defined under the 2013 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her options, restricted stock units and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Amendment, Termination.    The administrator will have the authority to amend, suspend or terminate the 2013 Plan provided such action does not impair the existing rights of any participant. Our 2013 Plan will automatically terminate in 2023, unless we terminate it sooner.

2007 Stock Plan, as amended

Our board of directors and our stockholders adopted our 2007 Stock Plan in May 2007, as amended (2007 Plan). The 2007 Plan was terminated in November 2013, but the terms of the 2007 Plan will continue to govern any outstanding awards thereunder.

Authorized Shares.    As of September 30, 2013, options to purchase 44,978,380 shares of our Class B common stock remained outstanding under our 2007 Plan. Awards granted under the 2007 Plan are subject to terms generally similar to those described above with respect to awards granted under the 2013 Plan.

Plan Administration.    Our board of directors currently administers our 2007 Plan. Subject to the provisions of our 2007 Plan, the administrator has the power to construe and interpret our 2007 Plan and any agreement thereunder and determine the terms and conditions of awards, including the fair market value of a share of our Class B common stock, recipients, the number of shares subject to each award, exercise price (if any), the vesting schedule applicable to the awards, together with any vesting acceleration, and the terms of the award agreement for use under our 2007 Plan. The administrator may, at any time, institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards that may have a lower exercise price or purchase price and different terms, awards of a different type, and/or cash, and/or by which the exercise or purchase price of

Executive compensation

outstanding awards is reduced. The administrator also has the authority to establish rules and regulations, including sub-plans for satisfying applicable laws in jurisdictions outside of the U.S.

Stock Options.    Stock options may be granted under our 2007 Plan. The exercise price per share of an option is determined by the administrator, provided that with respect to incentive stock options, the exercise price per share must equal at least 100% of the fair market value per share of our Class B common stock on the date of grant. The term of an option may not exceed 10 years. The administrator will determine the methods of payment of the exercise price of an option (which may be payable in cash or cash equivalents).

After the termination of service as an employee, director, or consultant, the participant may generally exercise his or her options, to the extent vested as of such date of termination, for the period of time stated in his or her award agreement. If termination is due to death or disability, the option will generally remain exercisable, to the extent vested as of such date of termination, for a period of time stated in the award agreement. In the absence of a stated period in the award agreement, the option will remain exercisable for 30 days after service termination (or six months, if service termination is due to death or disability). However, in no event may an option be exercised later than the expiration of its term.

Stock Purchase Rights.    Stock purchase rights may be granted under our 2007 Plan. Stock purchase rights are grants of rights to purchase shares of our Class B common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. After the administrator determines that it will offer share purchase rights, it will advise the purchaser of the terms, conditions and restrictions related to the offer, including the number of shares that the purchaser is entitled to purchase, the price to be paid and the time within which the purchaser must accept such offer. A purchaser accepts the offer by execution of a restricted share purchase agreement in the form determined by the administrator. Once the share purchase right is exercised, the purchaser will have rights equivalent to a shareholder, subject to such forfeiture conditions, rights of repurchase or other restrictions that the administrator may determine and set forth in the award agreement.

Non-Transferability of Awards.    Unless the administrator provides otherwise, our 2007 Plan generally does not allow for the transfer of awards, and only the recipient of an option may exercise an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2007 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2007 Plan and/or the number, class and price of shares covered by each outstanding award. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable prior to the effective date of such proposed transactions and all awards will terminate immediately prior to the completion of such proposed transaction.

Merger or Change in Control.    Our 2007 Plan provides that, in the event of a merger or change in control, as defined under our 2007 Plan, each outstanding award may be assumed or substituted for an equivalent award. In the event that awards are not assumed or substituted for, then the vesting of outstanding awards will be accelerated, and stock options will become exercisable in full prior to such transaction. In addition, if an option is not assumed or substituted in the event of a merger or change in control, the administrator will notify the participant that such award will be fully vested and exercisable for a specified period prior to the transaction, and such award will terminate upon the expiration of such period, unless otherwise determined by the administrator.

Executive compensation

Amendment; Termination.    The administrator has the authority to amend, alter, suspend or terminate the 2007 Plan at any time, provided that such amendment does not impair the rights of any award holder under outstanding awards without the award holder’s written consent.

2014 Employee Stock Purchase Plan

Prior to the effectiveness of this offering, our board of directors intends to adopt, and we expect our stockholders to approve, our 2014 Employee Stock Purchase Plan (ESPP). The ESPP will become effective after the completion of this offering.

Authorized Shares.    A total of              shares of our Class A common stock will be made available for sale under the ESPP. In addition, our ESPP will provide for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year beginning in fiscal 2015, equal to the lesser of:

➢	% of the outstanding shares of all classes of our common stock on the first day of such fiscal year;

➢	shares; or

➢	such other amount as may be determined by our board of directors.

Plan Administration.    Our board of directors, or a committee appointed by our board of directors, will administer the ESPP. We anticipate that our compensation committee will administer the ESPP. The administrator will have authority to administer the plan, including but not limited to, full and exclusive authority to interpret the terms of the ESPP, determine eligibility to participate subject to the conditions of our ESPP as described below, and to establish procedures for plan administration necessary for the administration of the ESPP, including creating sub-plans.

Eligibility.    Generally, all of our employees will be eligible to participate in the ESPP if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the ESPP if such employee:

➢	immediately after the grant would own stock constituting 5% or more of the total combined voting power or value of all classes of our capital stock; or

➢	hold rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year in which the option is outstanding.

Offering Periods.    Our ESPP will be intended to qualify under Section 423 of the Code and will provide for six-month offering periods. The offering periods will generally start on the first trading day on or after February 15 and August 15 of each year. The administrator will be able to, in its discretion, modify the terms of future offering periods.

Payroll Deductions.    Our ESPP will permit participants to purchase shares of Class A common stock through payroll deductions of up to 10% of their eligible compensation, which includes a participant’s base straight time gross earnings, commissions, overtime and shift premium, but exclusive of payments for incentive compensation, bonuses and other compensation. A participant will be able to purchase a maximum of 10,000 shares during an offering period.

Exercise of Option.    Amounts deducted and accumulated by the participant will be used to purchase shares of our Class A common stock at the end of each six-month offering period. The purchase price of

Executive compensation

the shares will be 85% of the lower of the fair market value of our Class A common stock on the first trading day of each offering period or on the exercise date. Participants will be able to end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of our Class A common stock. Participation will end automatically upon termination of employment with us.

Non-Transferability.    A participant will not be able to transfer rights granted under the ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

Merger or Change in Control.    In the event of our merger or change in control, as will be defined under the ESPP, a successor corporation may assume or substitute an equivalent option for each outstanding option. If the successor corporation refuses to assume or substitute an equivalent option for the option, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment, Termination. Our ESPP will automatically terminate in 2033, unless we terminate it sooner. The administrator will have the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase shares of our Class A common stock under our ESPP.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their deferrals are 100% vested when contributed. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Our 401(k) plan is a “safe harbor” plan under the tax rules, which means that we make a matching contribution to all employees equal to 100% of all elective deferrals that do not exceed 4% of an employee’s compensation. The safe-harbor matching contribution is 100% vested. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

As permitted under Nevada law, our amended and restated articles of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Nevada Revised Statutes. Under Nevada law, a director or officer is not individually liable to the corporation or its stockholders or creditors for damages as a result of any act or failure to act unless it is proven that the director’s or officer’s act or failure to act constituted a breach of fiduciary duties and the breach involved intentional misconduct or a knowing violation of the law and was material to the cause of action. A director may be liable for an unlawful payment of dividends or other distribution.

Our amended and restated articles of incorporation does not eliminate a director’s or an officer’s fiduciary duties and in appropriate circumstances, equitable remedies, such as injunctive or other forms

Executive compensation

of non-monetary relief, remain available under Nevada law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated articles of incorporation and amended and restated bylaws, we plan to enter into indemnification agreements with each of our current directors, officers, and some employees before the completion of this offering. These agreements will provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding, or alternative dispute resolution mechanism, or hearing, inquiry, or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent, or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent, or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The indemnification provisions in our amended and restated articles of incorporation and amended and restated bylaws and Nevada law limiting personal liability of directors or officers may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as we may provide indemnification for liabilities arising under the Securities Act to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Certain relationships, related party and other transactions

In addition to the director and executive officer compensation arrangements and indemnification arrangements discussed above in the sections titled “Management” and “Executive compensation” and the registration rights described in the section titled “Description of capital stock—Registration rights,” the following is a description of transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

➢	the amounts involved exceeded or will exceed $120,000; and

➢

any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock, or any immediate family member of such related person, had or will have a direct or indirect material interest.

COMMON STOCK WARRANT EXERCISES

In March 2011, we sold an aggregate of 17,349,375 shares of our common stock at a purchase price of $0.11667 per share on a net-exercise basis in connection with the exercises of certain outstanding warrants to purchase common stock. The following table summarizes the common stock purchased by beneficial holders of more than 5% of any class of our capital stock at the time of the exercise of the warrants:

Name of Stockholder	Shares of Common Stock
Kellogg Capital Group LLC	6,939,750

INVESTORS’ RIGHTS AGREEMENT

We are party to an investors’ rights agreement that provides, among other things, that holders of our preferred stock, including stockholders affiliated with some of our directors, have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of capital stock—Registration Rights.”

ARRANGEMENT WITH OFFICERS

In connection with corporate housing and travel costs, we had a related-party accounts receivable balance with Seth Ravin, our Chief Executive Officer of $163,593, which upon approval of our board of directors, was forgiven as of September 30, 2013 and consequently recognized as compensation expense as part of general and administrative expenses.

PRIVATE PLACEMENT CONCURRENT WITH OUR INITIAL PUBLIC OFFERING

We intend to enter into a stock purchase agreement with entities affiliated with Adams Street Partners, LLC, which, as of September 30, 2013, beneficially owned approximately 38,545,560 shares of our Class B common stock, pursuant to which such entities will purchase, in a private placement to occur immediately subsequent to the closing of our initial public offering,              shares of our Class A common stock at a price per share equal to the initial public offering price. We expect to receive the full proceeds and will not pay any underwriting discounts or commissions with respect to the shares to be

Certain relationships, related party and other transactions

sold in the private placement. The shares sold to Adams Street Partners will not be registered in the initial public offering and are subject to a lock-up of 180 days from the effective date of our initial public offering.

POLICIES AND PROCEDURES FOR RELATED PARTY TRANSACTIONS

We will adopt a formal written policy that will be effective upon the closing of this offering providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our capital stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with us without the approval of our audit committee, subject to the exceptions described below. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. Our audit committee has determined that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a director, non-executive employee or beneficial owner of less than 10% of that company’s outstanding capital stock, transactions where a related party’s interest arises solely from the ownership of our Class A or Class B common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

Principal stockholders

The following table presents information with respect to the beneficial ownership of our Class A common stock or Class B common stock as of December 1, 2013, and as adjusted to reflect the sale of Class A common stock in this offering and the concurrent private placement assuming no exercise of the underwriters’ option to purchase additional shares, by:

➢	each of our named executive officers;

➢	each of our directors;

➢	all of our current directors and executive officers as a group; and

➢	each person, or group of affiliated persons, who beneficially owned more than 5% of our Class A common stock or Class B common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of our Class A common stock and our Class B common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on no shares of our Class A common stock and 144,475,573 shares of our Class B common stock outstanding at December 1, 2013, assuming automatic conversion of our convertible preferred stock into our Class B common stock. In computing the number of shares of our Class A or our Class B common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of Class A and Class B common stock subject to options held by the person that are currently exercisable or exercisable within 60 days after December 1, 2013. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Rimini Street, Inc., 3993 Howard Hughes Parkway, Suite 780, Las Vegas, NV 89169.

	Shares Beneficially Owned Prior to this Offering and the Concurrent Private Placement					Shares Beneficially Owned After this Offering and the Concurrent Private Placement
Name of Beneficial Owner	Class B Common Stock		Class A Common Stock			Class B Common Stock		Class A Common Stock
	Number	%	Number	%		Number	%	Number	%
Named Executive Officers and Directors:
Seth A. Ravin(1)	55,525,800	38.4%	—		*
Robin Murray(2)	38,545,560	26.7%	—		*
Brian Slepko(3)	5,544,901	3.8%	—		*
Kevin Maddock(4)	4,000,000	2.7%	—		*
Thomas Shay(5)	21,029,666	14.5%	—		*
Jack Acosta	—	*	—		*
All current directors and executive officers as a group (11 persons)(6)	138,968,919	83.1%	—		*
Other 5% Stockholders:
Entities affiliated with Adams Street Partners(7)	38,545,560	26.7%	—		*

(footnotes on following page)

Principal stockholders

*	Less than 1%
(1)	Consists of (i) 55,391,940 shares held by Seth A. Ravin, Trustee of the SAR Trust U/A/D August 30, 2005, and (ii) 133,860 shares issuable upon exercise of options exercisable within 60 days after December 1, 2013.
(2)	Consists of shares listed in footnote (6) below, which are held by entities affiliated with Adams Street Partners. Mr. Murray, one of our directors, is a partner with Adams Street Partners, LLC.
(3)	Consists of (i) 2,164,221 shares held by Mr. Slepko and (ii) 3,380,680 shares issuable upon exercise of options exercisable within 60 days after December 1, 2013.
(4)	Consists of 4,000,000 shares issuable upon exercise of options exercisable within 60 days after December 1, 2013.
(5)	Consists of (i) 20,029,666 shares held by Mr. Shay and (ii) 1,000,000 shares issuable upon exercise of options exercisable within 60 days after December 1, 2013.
(6)	Consists of 116,131,387 shares beneficially owned by our current executive officers and directors and (ii) 22,837,532 shares issuable upon exercise of options exercisable within 60 days after December 1, 2013.
(7)	Consists of (i) 12,375,240 shares held by Adams Street 2007 Direct Fund, L.P., or AS 2007, (ii) 13,948,935 shares held by Adams Street 2008 Direct Fund, L.P., or AS 2008, and (iii) 12,221,385 shares held by Adams Street 2009 Direct Fund, L.P., or AS 2009. ASP 2007 Direct Management, LLC is the general partner of AS 2007 and may be deemed the indirect beneficial owner of the shares held by AS 2007; ASP 2008 Direct Management, LLC is the general partner of AS 2008 and may be deemed the indirect beneficial owner of the shares held by AS 2008; and ASP 2009 Direct Management, LLC is the general partner of AS 2009 and may be deemed the indirect beneficial owner of the shares held by AS 2009. The shares owned by AS 2007, AS 2008 and AS 2009 may be deemed to be beneficially owned by Adams Street Partners, LLC, the managing member of the general partner of each of AS 2007, AS 2008 and AS 2009. Thomas D. Berman, David Brett, Jeffrey T. Diehl, Elisha P. Gould III, Michael S. Lynn, Robin P. Murray, Sachin Tulyani, Craig D. Waslin and David Welsh, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof) may be deemed to have shared voting and investment power over the shares owned by AS 2007, AS 2008 and AS 2009. Adams Street Partners, LLC and Thomas D. Berman, David Brett, Jeffrey T. Diehl, Elisha P. Gould III, Michael S. Lynn, Robin P. Murray, Sachin Tulyani, Craig D. Waslin and David Welsh disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The address for each of these entities and individuals is One North Wacker Drive, Suite 2200, Chicago, Illinois 60606. Shares beneficially owned after this offering and the concurrent private placement reflect the purchase of shares by AS 2007, shares by AS 2008 and shares by AS 2009 in the concurrent private placement which is expected to close immediately subsequent to the closing of this offering. For a discussion of the material terms of the concurrent private placement, see the section of this prospectus titled “Certain relationships, related party and other transactions—Private placement concurrent with our initial public offering.”

Description of capital stock

GENERAL

The following is a summary of the rights of our Class A common stock, Class B common stock and preferred stock and certain provisions of our amended and restated articles of incorporation and amended and restated bylaws as they will be in effect upon the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated articles of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Our amended and restated articles of incorporation provides for three classes of common stock: Class A common stock, Class B common stock and common stock. No shares of common stock will be issued or outstanding until the date on which the number of outstanding shares of Class B common stock represents less than 10% of the aggregate combined number of outstanding shares of Class A common stock and Class B common stock, at which time all outstanding shares of Class B common stock will convert into shares of Class A common stock, following which all outstanding shares of Class A common stock will automatically convert into shares of common stock; provided, however, that common stock may be issued prior to such time if the holders of a majority of the outstanding shares of Class B common stock affirmatively approve of such issuance. In addition, our amended and restated articles of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Immediately following the completion of this offering, our authorized capital stock will consist of             shares, with a par value of $0.001 per share, of which:

➢	shares will be designated as Class A common stock;

➢	shares will be designated as Class B common stock;

➢	shares will be designated as common stock; and

➢	shares will be designated as preferred stock.

COMMON STOCK

Voting rights

Holders of our Class A common stock and Class B common stock have identical rights, provided that, except as otherwise expressly provided in our amended and restated articles of incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of Class A common stock are entitled to one vote per share of Class A common stock and holders of Class B common stock are entitled to 15 votes per share of Class B common stock. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except that there will be a separate vote of our Class A common stock or Class B common stock in the following circumstances:

➢

if we propose to amend our amended and restated articles of incorporation to alter or change the powers, preferences or special rights of the shares of a class of our stock so as to materially and adversely affect them;

➢

if we propose to issue common stock prior to the automatic conversion of all outstanding shares of Class B common stock and Class A common stock pursuant to the provisions of our amended and restated articles of incorporation;

Description of capital stock

➢	if we propose to treat the shares of a class of our stock differently with respect to any dividend or distribution we may declare;

➢	if we propose to treat the shares of a class of our stock differently with respect to any payment or distribution made in connection with our liquidation, dissolution or winding-up;

➢	if we propose to treat the shares of a class of our stock differently with respect to any subdivision or combination of our stock; or

➢

if we propose to treat the shares of a class of our stock differently in connection with a change of control with respect to any consideration into which the shares are converted or any consideration paid or otherwise distributed to our stockholders.

Under our amended and restated articles of incorporation, we may not issue any shares of Class B common stock, other than upon exercise of outstanding options, warrants, or similar rights to acquire Class B common stock and in connection with stock dividends and similar transactions, unless that issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock.

We have not provided for cumulative voting for the election of directors in our amended and restated articles of incorporation.

Economic rights

Except as otherwise expressly provided in our amended and restated articles of incorporation or required by applicable law, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation those described below.

Dividends and distributions

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash, property or shares of our capital stock that we may pay or distribute, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class. In the event a dividend or distribution is paid in the form of shares of Class A common stock or Class B common stock or rights to acquire shares of such stock, the holders of Class A common stock shall receive Class A common stock, or rights to acquire Class A common stock, as the case may be, and the holders of Class B common stock shall receive Class B common stock, or rights to acquire Class B common stock, as the case may be.

Liquidation rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, upon our liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities and the liquidation preferences and any accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Description of capital stock

Change of control transaction

Upon (i) the closing of the sale, transfer or other disposition of all or substantially all of our assets, (ii) the consummation of a merger or consolidation with or into any other corporate or entity, other than a merger or consolidation which results in our Class B common stock outstanding immediately prior to the transaction (either by remaining outstanding or by being converted into voting securities of the surviving entity or its sole parent entity) representing more than 50% of the combined voting power of the voting securities of the company or the surviving or acquiring entity or (iii) the issuance by us of securities that, after giving effect to such issuance or, in the case of options, warrants and other convertible or exchangeable securities, after giving effect to the exercise, conversion or exchange of such securities, would result in the Class B common stock converting into Class A common stock, following which the Class A common stock then automatically converts into common stock, the holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Subdivisions and combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class will be subdivided or combined in the same manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Conversion

Our Class B common stock will convert automatically into Class A common stock, following which our Class A common stock will then automatically convert into a single class of common stock, on the date on which the number of outstanding shares of Class B common stock represents less than 10% of the aggregate combined number of outstanding shares of Class A common stock and Class B common stock.

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 66 2/3% of the outstanding shares of Class B common stock, or (ii) any transfer, whether or not for value, except for certain transfers to any “permitted transferee” described in our amended and restated articles of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B common stock continues to hold exclusive voting and dispositive power with respect to the shares transferred and other permitted transfers as provided in our amended and restated articles of incorporation.

Upon the death or incapacity of a holder of Class B common stock who is a natural person, other than Seth Ravin, our co-founder and Chief Executive Officer, and Thomas Shay, our co-founder and Chief Information Officer, the Class B common stock held by such person or his or her permitted transferees will convert automatically into Class A common stock.

If a founder or such founder’s permitted transferees transfers exclusive voting control (but not ownership) of shares of Class B common stock to the other founder, which transfer is contingent upon the death or incapacity of the transferring founder, then each share of Class B common stock that is the subject of such transfer shall automatically convert into a share of Class A common stock upon the date

Description of capital stock

on which the transferee founder who received shares from the transferring founder ceases to hold exclusive voting control over such shares of Class B common stock.

In the event of the death or incapacity of both founders, shares of Class B common stock held by the founders or their permitted transferees will convert to Class A common stock, provided that the conversion will be deferred for up to nine months following the death or incapacity of each founder so long as exclusive voting control of his shares of Class B common stock is being exercised by a designated proxyholder selected by the founders and approved by our board of directors, or in the event there is no such designated proxyholder, a designated proxyholder who is approved by our board of directors.

Once transferred and converted into Class A common stock, the Class B common stock will not be reissued. Following the conversion of all outstanding shares of Class B common stock into Class A common stock, and the subsequent automatic conversion of such outstanding shares of Class A common stock into a single class of common stock, no further shares of Class A common stock or Class B common stock will be issued.

VOTING AGREEMENT

Messrs. Ravin and Shay, have entered into a voting agreement with each other, which will remain in effect after the completion of this offering. The voting agreement will apply to all Class B common stock beneficially owned by them and each of their permitted transferees, which will represent approximately         % of the outstanding voting power of our capital stock immediately after this offering.

Under the voting agreement, each of Messrs. Ravin and Shay has a designated proxyholder with the right to exercise all of the voting and consent rights of his and his permitted transferee’s Class B common stock following his death or during his incapacity. Initially, Mr. Ravin has designated Mr. Shay as his designated proxyholder, and Mr. Shay has designated Mr. Ravin as his designated proxyholder, and such designations have been approved by our board of directors. Each founder will have the right during his lifetime to remove his designated proxyholder and replace him with a new proxyholder approved by our board of directors. In the event that there is no proxyholder designated for the shares held by our founders, our board of directors will appoint a proxyholder. Upon the death or incapacity of a founder, his designated proxyholder will be able to vote or otherwise consent to any matters in respect of the deceased or incapacitated founder’s Class B common stock.

The voting agreement will terminate upon the earlier to occur of the following: (i) the conversion of the Class B common stock into Class A common stock, and the automatic conversion of such Class A common stock into a single class of common stock, or (ii) the time at which neither founder nor any of their permitted transferees beneficially owns any Class B common stock.

PREFERRED STOCK

After the completion of this offering, no shares of preferred stock will be outstanding. Pursuant to our amended and restated articles of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue from time to time up to             shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges, and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our Class A common stock or our Class B common stock, diluting the voting power of our Class A common stock or our Class B common stock, impairing the liquidation rights of our Class A common

Description of capital stock

stock or our Class B common stock, or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of our Class A common stock or our Class B common stock. We currently have no plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

Certain holders of our Class B common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Investors’ Rights Agreement (IRA) and include demand registration rights, short-form registration rights and piggyback registration rights. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand registration rights

The holders of an aggregate of 62,890,049 shares of our Class B common stock or their permitted transferees are entitled to demand registration rights. Of this amount, holders of 62,890,049 shares of our Class B common stock or their permitted transferees are also entitled to piggyback registration rights, and holders of 44,045,460 shares of Class B common stock or their permitted transferees are also entitled to S-3 registration rights and piggyback registration rights. Under the terms of the IRA, we will be required, upon the written request of holders of at least 50% of the shares that are entitled to demand registration rights under the IRA, to register, as soon as practicable, all or a portion of these shares for public resale if the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $5.0 million, subject to exceptions set forth in the IRA. We are required to effect only two registrations pursuant to this provision of the IRA. We are not required to effect a demand registration earlier than 180 days after the effective date of this offering.

Form S-3 registration rights

The holders of an aggregate of 117,467,116 shares of our Class B common stock or their permitted transferees are also entitled to S-3 registration rights. Of this amount, holders of 117,467,116 shares of our Class B common stock or their permitted transferees are also entitled to piggyback registration rights, and holders of 44,045,460 shares of Class B common stock or their permitted transferees are also entitled to demand registration rights and piggyback registration rights. Under the terms of the IRA, we will be required, upon written request of holders of these shares, to register on Form S-3, as soon as practicable, all or a portion of these shares for public resale if the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $1.0 million, subject to exceptions set forth in the IRA. We are not required to effect a registration on Form S-3 earlier than 180 days after the effective date of this offering.

Piggyback registration rights

Following the completion of this offering, the holders of an aggregate of 136,311,705 shares of our Class B common stock or their permitted transferees are entitled to piggyback registration rights. Of this amount, holders of 62,890,049 shares of our Class B common stock or their permitted transferees are entitled to demand registration rights, holders of 117,467,116 shares of our Class B common stock or their permitted transferees are also entitled to S-3 registration rights, and holders of 44,045,460 shares of Class B common stock or their permitted transferees are also entitled to S-3 registration rights and

Description of capital stock

demand registration rights. If we register any of our securities for our own account, after the completion of this offering, the holders of these shares are entitled to include their shares in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations set forth in the IRA.

EXPIRATION OF REGISTRATION RIGHTS

The registration rights described above will terminate as to any stockholder at such time as all of such stockholder’s securities (together with any affiliate of the stockholder with whom such stockholder must aggregate its sales) may immediately be sold under Rule 144 during any 90-day period, but, in any event, no later than the five-year anniversary of this offering.

ANTI-TAKEOVER EFFECTS OF NEVADA LAW AND OUR ARTICLES OF INCORPORATION AND BYLAWS

Our amended and restated articles of incorporation and amended and restated bylaws to be effective upon the completion of this offering will contain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions and certain provisions of Nevada law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock.    As discussed above under “—Preferred Stock,” our board of directors will have the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting.    Our amended and restated articles of incorporation will provide that our stockholders may not act by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend the amended and restated bylaws or remove directors without holding a meeting of stockholders called in accordance with the amended and restated bylaws.

In addition, our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the chairman of our board of directors, the chief executive officer, the president (in the absence of a chief executive officer), or our board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.

Description of capital stock

Board Classification.    Our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Nevada anti-takeover laws

Some features of the Nevada Revised Statutes and the provisions of our amended and restated articles of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Acquisition of Controlling Interest.    Sections 78.378 to 78.3793 of the Nevada Revised Statutes contain provisions governing acquisition of controlling interests in a Nevada corporation. These provisions generally provide that an acquiring person who acquires a controlling interest in an issuing corporation may not exercise voting rights on any control shares unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special or annual meeting of the stockholders. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of such person’s shares. “Fair value” is defined as the highest price per share paid by an acquiring person in an acquisition.

A “controlling interest” is generally defined under the Nevada Revised Statutes as the ownership of outstanding voting stock of an issuing corporation sufficient to enable the acquiring person, directly or indirectly and individually or in association with others, to exercise (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (ii) a majority or more of the voting power of the issuing corporation in the election of directors. Outstanding voting stock of an issuing corporation that an acquiring person acquires or offers to acquire in an acquisition and acquires within 90 days immediately preceding the date when the acquiring person became an acquiring person are referred to as “control shares.” The stockholders or board of directors of a corporation may elect to exempt the stock of the corporation from the control share provisions of the Nevada Revised Statutes through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation, which are in effect on the tenth day following the acquisition of a controlling interest by an acquiring person.

Sections 78.378 to 78.3793 of the Nevada Revised Statutes is applicable only to shares of “Issuing Corporations” as defined in the Nevada Revised Statutes. An “Issuing Corporation” is a Nevada corporation, which:

➢	has 200 or more stockholders, with at least 100 of such stockholders being both stockholders of record and residents of Nevada; and

➢	does business in Nevada directly or indirectly through an affiliated corporation.

At this time, we do not have 100 stockholders of record resident of Nevada. Therefore, the provisions of Sections 78.378 to 78.3793 of the Nevada Revised Statutes do not apply to acquisitions of our shares

Description of capital stock

and will not until such time as these requirements have been met. At such time as they may apply to us, the relevant provisions of the Nevada Revised Statues may discourage companies or persons interested in acquiring a significant interest in or control of us, regardless of whether such acquisition may be in the interest of our stockholders.

Combination with Interested Stockholder.    We will be subject to the provisions of Sections 78. 411 to 78.444 of the Nevada Revised Statutes regulating corporate combinations. In general, this section prohibits a publicly held Nevada corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of two years following the date the person became an interested stockholder unless:

➢

the business combination or the transaction by which the person became an interested stockholder is approved by our board of directors prior to the date the stockholder becoming an interested stockholder;

➢

the combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the interested stockholder at a meeting called no earlier than two years after the date the interested stockholder became such; or

➢

the aggregate amount of cash and the market value of consideration other than cash to be received by holders of common stock and holders of any other class or series of shares meets the minimum requirements set forth in Sections 78.441 through 78.443 of the Nevada Revised Statutes, and prior to the consummation of the combination, except in limited circumstances, the interested stockholder would not have become the beneficial owner of additional voting shares of the corporation.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within two years prior to the determination of interested stockholder status, did own 10% or more of the voting power of the outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 78.438 of the Nevada Revised Statutes may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

A Nevada corporation may adopt an amendment to its articles of incorporation expressly electing not to be governed by these sections of the Nevada Revised Statutes, if such amendment is approved by the affirmative vote of a majority of the disinterested shares entitled to vote; provided, however, such vote by disinterested shareholders is not required to the extent the corporation is not subject to such provisions. Such an amendment to the articles of incorporation does not become effective until 18 months after the vote of the disinterested stockholders and does not apply to any combination with an interested stockholder whose date of acquiring shares is on or before the effective date of the amendment.

TRANSFER AGENT AND REGISTRAR

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock and our Class B common stock will be         . The transfer agent’s address is         , and its telephone number is         .

EXCHANGE LISTING

We intend to apply to list our Class A common stock on the         under the symbol “         .”

Shares eligible for future sale

Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of our Class A common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our Class A common stock or impair our ability to raise equity capital.

Upon the completion of this offering and the concurrent private placement, a total of             shares of our Class A common stock and             shares of our Class B common stock will be outstanding, assuming the automatic conversion of all outstanding shares of preferred stock into shares of Class B common stock. Of these shares, all             shares of Class A common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. In addition, as described in “Lock-Up Agreements,” participants in the directed share program who purchase more than $1,000,000 of shares, may not sell any shares purchased under the program for a period of 180 days from the date of this prospectus.

The             shares of our Class B common stock, and the underlying shares of Class A common stock issuable upon conversion thereof, will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market at various times beginning more than 180 days (subject to extension) after the date of this prospectus.

RULE 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

➢	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering and the concurrent private placement; or

➢	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Shares eligible for future sale

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144 but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

LOCK-UP AGREEMENTS

Each of the nine members of our senior executive team has agreed that, without the prior written consent of UBS Securities LLC on behalf of the underwriters, he or she will not, during the period ending the latter of (i) 180 days after the date of this prospectus and (ii) the first to occur of either (a) a final judgment (but not to include any appeals of that judgment) following trial in our ongoing litigation with Oracle or (b) a complete dismissal of our ongoing litigation with Oracle, whether by full and final settlement or otherwise:

➢

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

➢	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In no event will the lock-up period for members of our senior executive team extend beyond 360 days after the date of this prospectus.

In addition, we, all of our directors and other officers who are not members of our senior executive team, and the holders of all of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of UBS Securities LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

➢

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

➢	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

Shares eligible for future sale

See “Underwriting” for a description of the lock-up agreements with the underwriters. All of our stockholders are subject to a market standoff agreement with us which impose similar restrictions. In addition, participants in the directed share program shall be subject to a lock-up with respect to any shares sold to them pursuant to that program. This lockup will have restrictions similar to those described above for non-senior executive team members and under the caption “Underwriting.”

REGISTRATION RIGHTS

The holders of 136,311,705 shares of our Class B common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of capital stock—Registration rights” for additional information.

REGISTRATION STATEMENTS ON FORM S-8

Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of Class A and Class B common stock issued or reserved for issuance under our stock option plans. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares and Rule 144 limitations applicable to affiliates.

Material United States federal income tax consequences to non-U.S. holders

The following is a summary of material U.S. federal income tax consequences to non-U.S. holders of the ownership and disposition of our Class A common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, U.S. Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof, all of which are subject to change, possibly with retroactive effect, which could result in U.S. federal income tax consequences different than those summarized below. We have not sought a ruling from the Internal Revenue Service (IRS) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary does not address any tax considerations arising under the laws of any state, local, non-U.S. or other jurisdiction, the potential application of the Medicare contribution tax or any federal non-income tax considerations. This summary is limited to investors who will hold our Class A common stock as a capital asset for tax purposes. This summary does not address all tax considerations that may be important to a particular investor in light of the investor’s circumstances or to certain categories of non-U.S. investors that may be subject to special rules, such as:

➢	banks, insurance companies or other financial institutions (except to the extent specifically set forth below);

➢	persons subject to the alternative minimum tax;

➢	real estate investment trusts;

➢	regulated investment companies;

➢	tax-qualified retirement plans;

➢	tax-exempt organizations;

➢	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

➢	dealers in securities or currencies;

➢	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

➢	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

➢	certain former citizens or long-term residents of the United States;

➢	persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

➢	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code.

In addition, if a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, this discussion does not address tax considerations applicable to partnerships that hold our Class A common stock and any such partnerships or partners in such partnerships should consult their tax advisors.

Material United States federal income tax consequences to non-U.S. holders

The following discussion of material U.S. federal income tax consequences to non-U.S. holders is for general information only. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Class A common stock arising under other U.S. federal tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

NON-U.S. HOLDER DEFINED

For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of our common stock other than (1) a U.S. citizen or U.S. resident alien, (2) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (4) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions, or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

DISTRIBUTIONS ON CLASS A COMMON STOCK

If we make distributions on our Class A common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent these distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of stock. See “—Gain on Disposition of our Class A Common Stock” below.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other applicable version of IRS Form W-8 certifying qualification for the reduced rate. If you are eligible for a reduced rate of withholding pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold our Class A common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, attributable to a permanent establishment maintained by you in the United States) are exempt from withholding. In order to claim this exemption, you must provide us with an IRS Form W-8ECI or other applicable version of IRS Form W-8 properly certifying exemption. Such effectively connected dividends, although not subject to withholding, are generally taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, attributable to a permanent establishment maintained by you in the United States) may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Material United States federal income tax consequences to non-U.S. holders

GAIN ON DISPOSITION OF OUR CLASS A COMMON STOCK

Subject to the discussion below under “—Foreign Accounts,” you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

➢

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the U.S.);

➢

you are an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

➢

our Class A common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” (USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and your holding period for our common stock.

If you are described in the first bullet above, you will generally be required to pay tax on the gain derived from the sale, net of certain deductions and credits, at the same graduated U.S. federal income tax rates applicable to U.S. persons, and if you are a corporate non-U.S. holder, you may be subject to branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If you are described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A common stock is regularly traded on an established securities market, as to which there can be no assurance, our Class A common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of such regularly traded Class A common stock at any time during the applicable period described in the third bullet above.

BACKUP WITHHOLDING AND INFORMATION REPORTING

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or the gross proceeds of disposition of our Class A common stock may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or other applicable version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and, to the extent such withholding results in an overpayment of tax, may entitle you to a refund, provided that the required information or returns are furnished to the IRS in a timely manner.

Material United States federal income tax consequences to non-U.S. holders

FOREIGN ACCOUNTS

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our Class A common stock paid to a “foreign financial institution” (as specifically defined for this purpose) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The withholding provisions described above generally apply to payments of dividends on our stock made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of such stock on or after January 1, 2017. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding provisions on their investment in our Class A common stock.

Underwriting

We are offering the shares of our Class A common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Piper Jaffray & Co. and JMP Securities LLC are acting as joint book-running managers of this offering and as representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of Class A common stock listed next to its name in the following table.

Underwriters	Number of Shares
UBS Securities LLC
Piper Jaffray & Co.
JMP Securities LLC
Needham & Company, LLC
Cowen and Company, LLC

Total

The underwriting agreement provides that the underwriters must buy all of the shares of Class A common stock if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters’ option to purchase additional shares as described below.

Our Class A common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our Class A common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our Class A common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OPTION TO PURCHASE ADDITIONAL SHARES

We have granted the underwriters an option to buy up to an aggregate of              additional shares of our Class A common stock. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares of Class A common stock approximately in proportion to the amounts specified in the table above.

UNDERWRITING DISCOUNT

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Sales of shares made outside of

Underwriting

the United States may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to              additional shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $         million. We also have agreed to reimburse the underwriters up to $         for certain of their offering expenses, including their FINRA counsel fee and fees and expenses incurred in connection with the directed share program. In accordance with FINRA Rule 5110, these reimbursed fees are deemed underwriting compensation for this offering.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors, and holders of all of our common stock have entered into lock-up agreements with the underwriters. Under the lock-up agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. In the case of the nine members of our senior executive team, these restrictions will be in effect until the later of (i) 180 days after the date of this prospectus and (ii) the first to occur of either (a) a final judgment (but not to include any appeals of that judgment) following trial in our ongoing litigation with Oracle or (b) a complete dismissal of our ongoing litigation with Oracle, whether by full and final settlement or otherwise. In no event will the lock-up period for members of our senior executive team extend beyond 360 days after the date of this prospectus. In the case of our directors and other officers who are not members of our senior executive team, and other holders of our common stock, these restrictions will be in effect for a period of 180 days after the date of this prospectus.

UBS Securities LLC may, at any time and in its sole discretion, release some or all the securities from these lock-up agreements. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price of our Class A common stock.

INDEMNIFICATION

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

EXCHANGE QUOTATION

We intend to apply to have our Class A common stock approved for listing on              under the symbol “            .”

Underwriting

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our Class A common stock during and after this offering, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class A common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our Class A common stock, which involve the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering and purchasing shares of Class A common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result of these activities, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on             , in the over-the-counter market or otherwise. Neither we nor any of the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Underwriting

CONCURRENT PRIVATE PLACEMENT

We intend to enter into a stock purchase agreement with Adams Street Partners, which, as of September 30, 2013, beneficially owned approximately 38,545,560 shares of our Class B common stock, pursuant to which such entities will purchase, in a private placement to occur immediately subsequent to the closing of our initial public offering,              shares of our Class A common stock at a price per share equal to the initial public offering price. We expect to receive the full proceeds and will not pay any underwriting discounts or commissions with respect to the shares to be sold in the private placement. The shares sold to Adams Street Partners will not be registered in the initial public offering and are subject to a lock-up of 180 days from the effective date of our initial public offering.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our Class A common stock. The initial public offering price will be determined by negotiation among us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to the representatives;

➢	our history and prospects and the history and prospects for the industry in which we compete;

➢	our past and present financial performance;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities market at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock or that the Class A common stock will trade in the public market at or above the initial public offering price.

AFFILIATIONS

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Underwriting

ELECTRONIC DISTRIBUTION

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

NOTICE TO PROSPECTIVE INVESTORS IN EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (Shares) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined under the Prospectus Directive;

(b) by the Managers to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Lead Manager for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Shares shall result in a requirement for the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Underwriting

NOTICE TO PROSPECTIVE INVESTORS IN AUSTRALIA

This offering memorandum is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This offering memorandum does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this offering memorandum is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

NOTICE TO PROSPECTIVE INVESTORS IN HONG KONG

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Underwriting

NOTICE TO PROSPECTIVE INVESTORS IN JAPAN

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

NOTICE TO PROSPECTIVE INVESTORS IN SINGAPORE

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our securities pursuant to an offer made under Section 275 except:

(1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2) where no consideration is or will be given for the transfer;

(3) where the transfer is by operation of law; or

(4) as specified in Section 276(7) of the SFA.

Underwriting

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (CO) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

NOTICE TO PROSPECTIVE INVESTORS IN UNITED KINGDOM

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Legal matters

The validity of the shares of our Class A common stock offered hereby will be passed upon for us by Greenberg Traurig, LLP, Las Vegas, Nevada. Certain legal matters in connection with this offering will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Covington & Burling LLP, San Francisco, California, is acting as counsel to the underwriters.

Experts

The consolidated financial statements as of December 31, 2011 and 2012 and for each of the three years in the period ended December 31, 2012, included in this prospectus and registration statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.riministreet.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Rimini Street, Inc.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Rimini Street, Inc.

Las Vegas, Nevada

We have audited the accompanying consolidated balance sheets of Rimini Street, Inc. as of December 31, 2011 and 2012 and the related consolidated statements of comprehensive loss, stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rimini Street, Inc. at December 31, 2011 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, the 2010 and 2011 financial statements have been restated to correct a misstatement.

/s/ BDO USA, LLP

San Francisco, California

November 1, 2013

Rimini Street, Inc.

Consolidated balance sheets

	As of December 31,
	2011 (as restated)	2012
ASSETS
Current assets:
Cash and cash equivalents	$2,912,857	$6,550,110
Restricted cash	100,767	101,121
Accounts receivable, net	9,302,159	16,952,112
Receivable from officer	—	99,918
Prepaid and other current assets	762,051	1,065,724

Total current assets	13,077,834	24,768,985
Property and equipment, net	1,201,941	816,997
Other non current assets	64,959	77,403

Total assets	$14,344,734	$25,663,385

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,353,186	$922,158
Accrued compensation and benefits	4,297,459	4,882,194
Accrued expenses	2,432,250	3,206,360
Note payable, current portion	1,400,000	2,099,999
Line of credit	2,000,000	6,000,000
Capital leases, current portion	418,269	265,973
Deferred revenues	21,839,231	33,361,093

Total current liabilities	33,740,395	50,737,777
Long term liabilities:
Note payable, net of current portion	2,100,000	—
Capital leases, net of current portion	130,072	132,853
Deferred revenues, net of current portion	747,455	5,671,800
Deferred rent, net of current portions	—	220,000

Total liabilities	36,717,922	56,762,430

Commitments and contingencies (Note 13)

Stockholders’ deficit:
Preferred stock, $0.001 par value; 44,045,460 shares authorized
Series A preferred stock, $0.001 par value; 5,499,900 shares designated, issued and outstanding, aggregate liquidation value of $549,990	493,071	493,071
Series B preferred stock, $0.001 par value; 38,545,560 shares designated, issued and outstanding, aggregate liquidation value of $10,000,003	9,141,640	9,141,640
Common stock, $0.001 par value; 195,000,000 and 200,000,000 shares authorized; 96,005,085 and 100,034,433 shares issued and outstanding as of December 31, 2011 and 2012, respectively	96,005	100,034
Additional paid in capital	9,422,784	10,646,084
Accumulated deficit	(41,522,638)	(51,405,730)
Accumulated other comprehensive loss	(4,050)	(74,144)

Total stockholders’ deficit	(22,373,188)	(31,099,045)

Total liabilities and stockholders’ deficit	$14,344,734	$25,663,385

See the accompanying notes to consolidated financial statements

Rimini Street, Inc.

Consolidated statements of comprehensive loss

	Year Ended December 31,
	2010 (as restated)	2011 (as restated)	2012
Revenues, net	$25,331,332	$33,375,614	$43,573,666
Cost of revenues	18,015,563	20,039,459	24,215,602

Gross profit	7,315,769	13,336,155	19,358,064

Operating expenses:
Sales and marketing	9,005,455	11,464,761	14,801,517
General and administrative	8,534,161	12,483,660	13,568,378

Total operating expenses	17,539,616	23,948,421	28,369,895

Operating loss	(10,223,847)	(10,612,266)	(9,011,831)

Other income (expense):
Change in fair value of warrant liability	2,440,392	(1,178,848)	—
Interest expense	(94,782)	(281,396)	(480,853)
Other income and expense	(94,241)	(115,185)	(27,855)

Loss before income taxes	(7,972,478)	(12,187,695)	(9,520,539)
Income taxes	23,695	40,066	362,553

Net loss	$(7,996,173)	$(12,227,761)	$(9,883,092)

Net loss per common share (basic and diluted)	$(0.10)	$(0.13)	$(0.10)

Weighted average number of common shares outstanding, basic and diluted	78,431,580	92,274,100	97,061,624

Comprehensive loss:
Net loss	$(7,996,173)	$(12,227,761)	$(9,883,092)
Foreign currency translation (loss) gain	1,597	(5,647)	(70,094)

Comprehensive loss	$(7,994,576)	$(12,233,408)	$(9,953,186)

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.07)
Weighted average number of pro forma common shares outstanding, basic and diluted (unaudited)			141,107,084

See the accompanying notes to consolidated financial statements

Rimini Street, Inc.

Consolidated statements of stockholders’ deficit

	Series A preferred stock		Series B preferred stock		Common stock		Additional Paid–in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Carrying value	Shares	Carrying value	Shares	Par value
Balances as of January 1, 2010 (as restated)	5,499,900	$493,071	38,545,560	$9,141,640	78,431,580	$78,432	$2,594,150	$(21,298,704)	$—	$(8,991,411)
Stock based compensation	—	—	—	—	—	—	883,840	—	—	883,840
Other comprehensive income	—	—	—	—	—	—	—	—	1,597	1,597
Net loss (as restated)	—	—	—	—	—	—	—	(7,996,173)	—	(7,996,173)

Balances as of December 31, 2010 (as restated)	5,499,900	493,071	38,545,560	9,141,640	78,431,580	78,432	3,477,990	(29,294,877)	1,597	(16,102,147)
Stock option exercise	—	—	—	—	224,130	224	34,574	—	—	34,798
Cashless exercise of warrants	—	—	—	—	17,349,375	17,349	4,782,645	—	—	4,799,994
Stock based compensation	—	—	—	—	—	—	1,127,575	—	—	1,127,575
Other comprehensive loss	—	—	—	—	—	—	—	—	(5,647)	(5,647)
Net loss (as restated)	—	—	—	—	—	—	—	(12,227,761)	—	(12,227,761)

Balances as of December 31, 2011 (as restated)	5,499,900	493,071	38,545,560	9,141,640	96,005,085	96,005	9,422,784	(41,522,638)	(4,050)	(22,373,188)
Stock option exercise	—	—	—	—	1,612,126	1,612	89,244	—	—	90,856
Cashless exercise of warrants	—	—	—	—	1,625,866	1,626	(1,626)	—	—	—
Cashless exercise of options	—	—	—	—	1,249,773	1,250	(1,250)	—	—	—
Shares repurchased	—	—	—	—	(458,417)	(459)	(130,648)	—	—	(131,107)
Stock based compensation	—	—	—	—	—	—	1,267,580	—	—	1,267,580
Other comprehensive loss	—	—	—	—	—	—	—	—	(70,094)	(70,094)
Net loss	—	—	—	—	—	—	—	(9,883,092)	—	(9,883,092)

Balances as of December 31, 2012	5,499,900	$493,071	38,545,560	$9,141,640	100,034,433	$100,034	$10,646,084	$(51,405,730)	$(74,144)	$(31,099,045)

See the accompanying notes to consolidated financial statements

Rimini Street, Inc.

Consolidated statements of cash flows

	Year Ended December 31,
	2010 (as restated)	2011 (as restated)	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,996,173)	$(12,227,761)	$(9,883,092)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	696,605	936,922	979,228
Provision for doubtful accounts	4,329	4,725	4,373
Stock based compensation	883,840	1,127,575	1,267,580
Change in fair value of warrant liability	(2,440,392)	1,178,848	—
Non cash interest expense	—	54,804	54,129
Changes in operating assets and liabilities:
Restricted cash	(100,415)	(352)	(354)
Accounts receivable, net	(1,420,657)	(5,743,839)	(7,737,979)
Prepaid expenses and other current assets	(346,856)	(230,999)	(370,246)
Accounts payable	(236,143)	952,418	(431,028)
Accrued compensation and benefits	465,018	2,403,885	584,735
Accrued expenses	504,102	1,358,036	994,111
Deferred revenues	2,492,285	8,890,080	16,530,643

Net cash (used in) provided by in operating activities	(7,494,457)	(1,295,658)	1,992,100

CASH FLOWS FROM INVESTING ACTIVITIES:
Receivable from officers	—	—	(99,918)
Long-term deposits	8,116	—	—
Capital expenditures	(469,326)	(294,966)	(214,540)

Net cash used in investing activities	(461,210)	(294,966)	(314,458)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from line of credit	1,985,689	5,360,354	4,000,000
Repayments on line of credit	(308,318)	(5,037,725)	—
Proceeds from note payable	—	3,500,000	—
Repayments on note payable	—	—	(1,400,001)
Principal payments on capital leases	(354,510)	(487,177)	(529,259)
Proceeds from exercise of employee stock options	—	34,798	90,856
Shares repurchased	—	—	(131,107)

Net cash provided by financing activities	1,322,861	3,370,250	2,030,489

Effect of foreign currency translation changes on cash and cash equivalents	1,597	(50,748)	(70,878)

Net change in cash and cash equivalents	(6,631,209)	1,728,878	3,637,253

Cash and cash equivalents at beginning of year	7,815,188	1,183,979	2,912,857

Cash and cash equivalents at end of year	$1,183,979	$2,912,857	$6,550,110

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for interest	$80,927	$261,875	$426,725
Cash paid during the period for income taxes	7,271	4,731	283,126
Non cash investing and financing activities:
Reclassification of warrant value from liability to equity	—	4,799,994	—
Purchase of equipment under capital lease obligations	318,735	277,554	379,744

See the accompanying notes to consolidated financial statements

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 1—DESCRIPTION OF BUSINESS

Rimini Street, Inc. (the “Company,” “Rimini Street,” “we,” “our,” or “us”) is an independent provider of enterprise software support. The Company’s support programs are designed to save customers money while providing service levels above those of the traditional enterprise software vendor. Headquartered in Las Vegas, Nevada, the Company’s operations center is located in Pleasanton, California, and it has offices in London, United Kingdom; Sydney, Australia; São Paulo, Brazil; Munich, Germany; and Hyderabad, India.

The Company was incorporated in the state of Nevada in September 2005. On January 20, 2010, the Company registered Rimini Street GmbH. On February 15, 2010, the Company incorporated a U.S. wholly owned subsidiary, RSI International Holdings, Inc., in the state of Delaware. On April 13, 2010, the Company registered Rimini Street Australia PTY Limited as a U.S. wholly owned subsidiary of the Company. On April 15, 2010, RSI International Holdings, Inc. registered Rimini Street UK Branch. On September 27, 2011, RSI International Holdings, Inc. registered a wholly owned subsidiary, RSI International Holdings LLC. RSI International Holdings, Inc. and RSI International Holdings LLC jointly registered a Brazilian subsidiary, Rimini Street Brazil Technical Services Ltda. on November 8, 2011. On October 19, 2012, RSI International Holdings, Inc. and RSI International Holdings LLC jointly registered Rimini Street India Operations Pvt. Ltd.

NOTE 2—BASIS OF PRESENTATION

The Company’s consolidated financial statements include the accounts of Rimini Street and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Stock split

On August 1, 2012, the Company filed amended and restated articles of incorporation and effected a 15-for-1 stock split of its issued and outstanding shares of common stock, $0.001 par value, whereby 6,460,446 outstanding shares of the Company’s common stock were exchanged for 96,906,690 shares of the Company’s common stock. All per share amounts and number of shares in the consolidated financial statements and related notes have been retroactively restated to reflect the stock split.

Reclassifications

Certain amounts in the prior years’ consolidated financial statements have been reclassified to conform to the current period presentation.

Liquidity

As of December 31, 2012, the Company had available cash and cash equivalents of approximately $6.6 million. The Company has incurred recurring operating losses since inception and has an accumulated deficit of $51.4 million as of December 31, 2012. The Company believes that current cash and cash equivalents, and cash flow from operations will be sufficient to meet the Company’s current anticipated cash needs, including working capital needs, capital expenditures and various contractual obligations, for at least the next 12 months. However, there is no assurance that cash balances will be sufficient and it is

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

possible that the Company may require additional cash resources due to changes in business conditions or other future developments, including any potential investments or acquisitions the Company may decide to pursue. If these current cash resources are insufficient to satisfy the Company’s cash requirements, the Company may sell equity interests, or obtain additional credit facilities. The incurrence of indebtedness would result in incurring debt service obligations and could result in operating and financial covenants that would restrict the Company’s operations. In addition, there can be no assurance that additional financing will be available on acceptable terms, if at all. The Company is also a party to litigation brought by Oracle Corporation (see Note 13). If there were a material adverse outcome, it would impact the liquidated damages that certain of the Company’s customers have as described in Note 13. It would also trigger cross-defaults in both the line of credit and note payable (see Note 8). However, management intends to vigorously defend this matter and believes that no significant negative monetary or operational outcome will materialize within at least the next 12 months.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) requires the Company’s management to make judgments, assumptions, and estimates that affect the amounts reported in its consolidated financial statements and accompanying notes. The accounting policies that reflect the Company’s more significant estimates and judgments and that it believes are the most critical to aid in fully understanding and evaluating its reported financial results are revenue recognition, allowance for doubtful accounts, valuation of stock options, valuation and impairment of capitalized software costs, useful lives for depreciation and amortization, deferred taxes and valuation allowances on deferred tax assets, and evaluation and measurement of contingencies. It is reasonably possible that those estimates could change, and as a result, actual results could differ materially from those estimates.

Foreign currency

The Company’s reporting currency is the U.S. dollar, while the functional currencies of its foreign subsidiaries are their respective local currencies. The asset and liability accounts of the foreign subsidiaries are translated from their local currencies at the exchange rates in effect on the balance sheet date. Revenues and expenses are translated at average rates of exchange prevailing during the period. Gains and losses resulting from the translation of the subsidiary balance sheets are recorded as a component of accumulated other comprehensive income. Gains and losses from foreign currency transactions are recorded in other income and expense in the Consolidated Statements of Operations.

Segments

The accounting principles guiding disclosures about segments of an enterprise and related information establish standards for the reporting by business enterprises of information about operating segments, products and services, geographic areas, and major customers. The method of determining which information is reported is based on the way that management organizes the operating segments within the Company for making operational decisions and assessments of financial performance. The Company’s chief operating decision maker (the CODM) is considered to be the Company’s chief executive officer (CEO). The CODM reviews financial information presented on a consolidated basis for

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

purposes of making operating decisions and assessing financial performance. As such, the Company is determined to be operating in one business segment. Substantially all long-lived assets are located in the United States.

Revenue recognition

The Company recognizes its support revenues provided on third party software in accordance with ASC 605, Revenue Recognition, and SEC Staff Accounting Bulletin (SAB) 104, Revenue Recognition, except in limited instances when software provided by the Company that is more than incidental to the support is also supplied. The Company uses contractual arrangements to document its understanding of its support arrangements. In very limited instances, professional (consulting) services are provided; however, revenues from this source have been minimal to date. The Company recognizes revenues when all of the following four conditions are met:

1.	Persuasive evidence of an arrangement exists. The Company considers an agreement signed by a customer and the Company to be persuasive evidence of an arrangement. Support renewals are provided for in the original contract; any changes are evidenced by an amendment and/or customer purchase order.

2.	Delivery has occurred. The Company considers delivery to have occurred over the contractual term when support service is available to the customer in the manner prescribed in the contractual arrangement, and when there is no further additional performance or delivery obligations.

3.	Fee is fixed or determinable. Contractual arrangements specify a fee that is fixed or determinable.

4.	Collection is reasonably assured. Collection is deemed probable if the Company expects that the customer will be able to pay amounts under the arrangement as payments become due. Previous uncollectable receivables have not had a material impact on the financial statements for the periods presented.

Support Services Revenues—Substantially all revenues are derived from support services provided on third party software. Revenues from support service agreements are recognized ratably on a straight line basis over the service period. Pricing for support services is generally established on a per-customer basis as set forth in the arrangements. The Company’s current standard contract generally contains non-cancellable periods of one to three years. However, some of the Company’s customers have termination privileges that are 90 days or less. The Company records accounts receivable for agreements where amounts due from customers are contractually required and nonrefundable. Other amounts billed in advance have been netted against the related deferred revenues.

The Company has certain multiple element arrangements where support services are delivered on different software products. In such cases and in accordance with ASC 605-25, Multiple Element Arrangements, the Company allocates sales consideration to each unit of accounting based on best estimated selling price (BESP) at the inception of the arrangement. The Company establishes BESP primarily by consistently pricing its arrangements following its internal pricing policy of quoting the customers a 50% discount to their current annual support fees they would otherwise pay enterprise software vendors. Although the revenue impact of allocating sales consideration based on relative selling price has not been material to date, the Company continues to assess the impact of BESP on each new arrangement.

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

In a limited number of arrangements, the Company also delivers a time-based software license to enable payroll tax regulatory information to be available to certain customers. The time period of this license and the support term are the same, and when support services are terminated, the license is terminated. This software is considered more than incidental to the support services for these arrangements. The Company applies the provisions of ASC 985-605 to these deliverables and the relative fair value of the consideration is recognized ratably over the term of the services.

Professional Services Revenues—The Company also occasionally recognizes revenues from consulting services, generally when services are performed or in certain circumstances as milestones are achieved. Professional services revenues have been minimal to date.

Sales taxes—Revenues generally include any taxes withheld by foreign customers and subsequently remitted to governmental authorities in those foreign jurisdictions. Sales taxes included in revenues amounted to $0 and $182,210 in 2011 and 2012, respectively. There were no taxes withheld by foreign customers in 2010. Domestic sales taxes have not been billed to customers, and have been included in general and administrative costs.

Deferred revenues—The Company expects to recognize all revenues related to short-term deferred revenues for support services agreements in existence as of each balance sheet date during the following 12 months. The Company expects to recognize all revenues related to deferred revenues, net of current portion, for non-cancelable support services agreements in existence as of December 31, 2012 in 2014, 2015 and 2016.

Risks and uncertainties

Inherent in the Company’s business are various risks and uncertainties, including its limited operating history in a rapidly changing industry. These risks include the Company’s ability to manage its rapid growth and its ability to attract new customers and expand sales to existing customers, as well as other risks and uncertainties. In the event that the Company does not successfully implement its business plan, certain assets may not be recoverable, certain liabilities may not be paid and investments in its capital stock may not be recoverable. The Company’s success depends upon the acceptance of its expertise in providing services, development of sales and distribution channels, and its ability to generate significant revenues from the use of this expertise. The Company is also a party to litigation brought by Oracle Corporation (see Note 13).

Legal costs

Legal and litigation costs are expensed as incurred.

Loss contingencies

The Company is subject to the possibility of various loss contingencies arising in the ordinary course of business. The Company considers the likelihood of loss or impairment of an asset, or the incurrence of a liability, as well as its ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is recognized when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. If the Company determines that a loss is reasonably possible and the range of the loss is estimable, then the

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Company discloses the range of the possible loss. If the Company cannot estimate the range of loss, it will disclose the reason why it cannot estimate the range of loss. The Company regularly evaluates current information available to it to determine whether an accrual is required, an accrual should be adjusted or a range of possible loss should be disclosed.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value. The Company’s cash and cash equivalents are maintained primarily in demand deposit accounts with large financial institutions. The Company frequently monitors the creditworthiness of the financial institutions in which it invests its surplus funds. The Company has not experienced any credit losses from its cash investments. A large part of its cash and cash equivalents are maintained at financial institutions in the United States of America. Deposits in these financial institutions may, from time to time, exceed the Federal Deposit Insurance Corporation’s (“FDIC”) federally insured limits. The Company has never experienced any losses related to these balances. All of the Company’s domestic non-interest bearing cash balances were fully insured as of December 31, 2012 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there was no limit to the amount of insurance for eligible accounts. Beginning in 2013, insurance coverage reverted to a maximum of $250,000 per depositor at each financial institution, and the Company’s non-interest bearing cash balances may again exceed federally insured limits.

Restricted cash

The Company has restricted cash held by a domestic financial institution, which is pledged as collateral for corporate credit cards. As of December 31, 2011 and 2012, the amount held was $100,767 and $101,121, respectively.

Accounts receivable and allowances for doubtful accounts

Accounts receivable are carried at original invoice amount less an allowance made for doubtful accounts. The Company records a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of its accounts receivable. In estimating the allowance for doubtful accounts, the Company considers, among other factors, the aging of the accounts receivable, its historical write-offs, the credit worthiness of each customer, and general economic conditions. Account balances are charged off against the allowance when the Company believes that it is probable that the receivable will not be recovered. Actual write-offs may be in excess of its estimated allowance. As of December 31, 2011 and 2012, the allowance for doubtful accounts was $4,725 and $0, respectively.

A summary of the accounts receivable is as follows:

	December 31,
	2011	2012
Accounts receivable (US location)	$9,306,884	$14,585,653
Accounts receivable (Brazil)	—	2,366,459
Less: allowance for doubtful accounts	(4,725)	(—)

Accounts receivable, net	$9,302,159	$16,952,112

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The change in allowance for doubtful accounts is as follows:

Balance as of January 1, 2010	$78,937
Write off	(78,937)
Provision	4,329

Balance as of December 31, 2010	4,329
Write off	(4,329)
Provision	4,725

Balance as of December 31, 2011	4,725
Write off	(9,098)
Provision	4,373

Balance as of December 31, 2012	$—

Significant customers

The following customers represent 10% or more of total net accounts receivable as of December 31, 2011 and 2012:

	2011		2012
	$	%	$	%
Customer 1	$2,363,339	25%	$2,366,459	14%
Customer 2	2,606,460	28%	—	—

Total	$4,969,799	53%	$2,366,459	14%

No single customer accounted for 10% or more of revenues during the years ended December 31, 2010, 2011 or 2012.

Foreign revenues, which are based on the location of customers, accounted for 11%, 13% and 17% of total revenues during the years ended December 31, 2010, 2011 and 2012, respectively. No single foreign country accounted for 10% or more of revenues during these periods.

Property and equipment

Property and equipment are stated at cost. Depreciation is recorded using the straight-line method over the asset’s estimated useful life, generally three years. Leasehold improvements are amortized over the useful life of the improvement or the remaining term of the lease, whichever is less. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized. Maintenance and repairs, which do not extend the lives of the respective assets, are expensed as incurred.

Internal and external costs incurred during the preliminary project stage of computer software developed or obtained for internal use are expensed as incurred, whereas costs incurred to develop internal use computer software during the application development stage are capitalized. These capitalized software

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

costs are amortized using the straight-line method over the estimated useful life of the software, which is generally estimated at three years.

Estimated useful lives are periodically reviewed, and when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts. Maintenance and repairs are charged directly to expense as incurred.

Advertising

Advertising costs are expensed as incurred. Advertising expenses were $160,876, $142,979 and $41,817 for 2010, 2011 and 2012, respectively.

Deferred rent obligation

Rent expense charged to operations, which differs from rent paid in cash due to the rent credits and to increasing amounts of base rent, is calculated by allocating total rental payments on a straight-line basis over the term of the lease. For 2010, 2011 and 2012, rent expense was $883,527, $902,086 and $981,890, respectively. Deferred rent payable was $101,683 and $228,939 as of December 31, 2011 and 2012, respectively.

Loss per share

Net losses are divided by the weighted average number of common shares outstanding during the year to calculate basic net loss per common share. Diluted net loss per common share is calculated to give effect to conversion of preferred stock, stock options and warrants, but does not consider any such securities whose effect would be anti-dilutive. Preferred stock shares participate in dividends but are not considered participating securities because the holders do not have a contractual obligation to share in the losses.

Stock-based compensation

All stock-based payments to employees and to nonemployee directors for their services as directors, including grants of restricted stock and stock options, are measured at fair value on the grant date and recognized in the consolidated statements of operations as compensation or other expense over the relevant service period.

Stock-based payments to nonemployees are recognized as an expense over the period of performance. Such payments are measured at fair value at the earlier of the date a performance commitment is reached or the date performance is completed. In addition, for awards that vest immediately and are non-forfeitable, the measurement date is the date the award is issued.

Impairment of long-lived assets

The Company evaluates its long-lived assets for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. Should impairment exist, the impairment loss would be

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

measured based on the excess of the carrying value of the asset over the estimated fair value of the asset. No impairment of long-lived assets occurred in the periods presented.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2—Inputs other than quoted prices included within Level 1 that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3—Unobservable inputs that are supported by little or no market activity for the related assets or liabilities.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considering counter-party credit risk in the Company’s assessment of fair value.

The carrying value of cash and cash equivalents and capitalized leases payable approximate their fair value based on the liquidity of these financial instruments and based on their short-term nature. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of the note payable and line of credit also approximates fair value. The estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges. The characteristics of these financial instruments, market data, and other comparative metrics utilized in determining these fair values are generally Level 1 for cash and cash equivalents, and Level 2 for line of credit, note payable and other financial instruments.

The valuation of certain financial instruments with Level 3 characteristics including significant unobservable inputs involves significant estimates with underlying assumptions judgmentally determined. The valuation of the liability for certain warrants issued in conjunction with debt, which was extinguished in 2011 when the warrants were exercised, was re-measured at each reporting period until the warrants were exercised, as discussed in Note 9. The valuation of other warrants not required to be re-measured and for options to purchase common stock for all periods presented is based upon the Black-Scholes-Merton option pricing model, as discussed in Note 12.

Deferred offering costs

Deferred offering costs, consisting of legal, accounting and filing fees related to the Company’s proposed initial public offering (IPO) are capitalized. The deferred offering costs will be offset against IPO proceeds upon the effectiveness of the offering. In the event the offering is terminated, deferred offering costs will be expensed. No amounts were deferred as of December 31, 2011 or 2012.

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Income taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered or settled. Realization of deferred tax assets is dependent upon future taxable income. A valuation allowance is recognized if it is more likely than not that some portion or all of a deferred tax asset will not be realized based on the weight of available evidence, including expected future earnings.

The Company recognizes an uncertain tax position in its financial statements when it concludes that a tax position is more likely than not to be sustained upon examination based solely on its technical merits. Only after a tax position passes the first step of recognition will measurement be required. Under the measurement step, the tax benefit is measured as the largest amount of benefit that is more likely than not to be realized upon effective settlement. This is determined on a cumulative probability basis. The full impact of any change in recognition or measurement is reflected in the period in which such change occurs.

The Company elects to accrue any interest or penalties related to income taxes as part of its income tax expense.

Recent accounting pronouncements

Other than as described below, no new accounting pronouncement issued or effective during the periods presented has had or is expected to have a material impact on the consolidated financial statements.

In May 2011, the Financial Accounting Standards Board (“FASB”) updated authoritative guidance to amend existing requirements for fair value measurements and disclosures. The guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value but whose fair value must be disclosed. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in stockholders’ equity. This new guidance, effective in 2012, impacts how the Company reports on fair value measurements only, and had no effect on the Company’s results of operations, financial position or liquidity upon the Company’s adoption in these financial statements.

In June 2011, the FASB updated guidance regarding the presentation of comprehensive income in interim and annual reporting of financial statements. The new guidance, effective in 2012, is intended to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income by requiring components of other comprehensive income to be disclosed in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Retrospective adoption of the new guidance in these financial statements affected presentation only, and had no effect on the Company’s results of operations, financial position or liquidity.

In February 2013, the FASB issued authoritative guidance that requires entities to disclose information about significant items reclassified, in their entirety, out of accumulated other comprehensive income (“AOCI”) either in the statement where net income (loss) is disclosed or in the notes to the financial statements. This guidance will be effective for the Company’s interim and annual Consolidated Financial

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Statements for fiscal 2013, and is not expected to have a material impact on the Company’s Consolidated Financial Statements upon implementation.

In March 2013, the FASB issued authoritative guidance that resolves the diversity in practice relating to the release of the cumulative translation adjustment into net income (loss) when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. In addition, the amendments in this guidance resolve the diversity in practice for the treatment of business combinations achieved in stages involving a foreign entity. This guidance will be effective for the Company’s interim and annual Consolidated Financial Statements for fiscal 2014. The Company will evaluate the impact upon the adoption of this guidance on its Consolidated Financial Statements.

In July 2013, the FASB issued authoritative guidance that resolves the diversity in practice relating to the presentation of unrecognized tax benefits when a net operating loss carryforward or similar tax loss or tax credit carryforward exists. The statement requires an unrecognized tax benefit to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward or similar tax loss or tax credit carryforward. This guidance, which is effective for fiscal 2014, will not have an impact as the Company is currently presenting unrecognized tax benefits in this manner.

NOTE 4—RESTATEMENT

The Company’s financial statements are restated to correct a misstatement in the estimate of accrued sales taxes for certain of the Company’s services due to the modification and refinement of jurisdictional and taxability assumptions used. The cumulative $1,275,014 adjustment as of December 31, 2011 comprises reductions to sales tax expense of $132,213 in 2010 and $638,232 in 2011, and a reduction of $504,569 in sales tax accruals originally reported in periods prior to 2010 that has been reflected as a decrease to the accumulated deficit as of January 1, 2010.

The following are the changes to the December 31, 2011 Balance Sheet:

	As Reported	Adjustment	As Restated
Total assets	$14,344,734	$—	$14,344,734

Current liabilities:
Accrued expenses	$3,707,264	$(1,275,014)	$2,432,250
Total current liabilities	35,015,409	(1,275,014)	33,740,395
Long term liabilities:	2,977,527	—	2,977,527

Total liabilities	37,992,936	(1,275,014)	36,717,922
Stockholders’ deficit:
Equity accounts	19,153,500	—	19,153,500
Accumulated deficit	(42,797,652)	1,275,014	(41,522,638)
Accumulated other comprehensive loss	(4,050)	—	(4,050)

Total stockholders’ deficit	(23,648,202)	1,275,014	(22,373,188)

Total liabilities and stockholders’ deficit	$14,344,734	$—	$14,344,734

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The following are the changes to the Statement of Comprehensive Loss for the year ended December 31, 2010:

	As Reported	Adjustment	As Restated
Revenues, net	$25,331,332	$—	$25,331,332
Cost of revenues	18,015,563	—	18,015,563

Gross profit	7,315,769	—	7,315,769

Operating expenses:
Sales and marketing	9,005,455	—	9,005,455
General and administrative	8,666,374	(132,213)	8,534,161

Total operating expenses	17,671,829	(132,213)	17,539,616
Loss from operations	(10,356,060)	132,213	(10,223,847)
Other income (expense):	2,251,369	—	2,251,369

Loss before income taxes	(8,104,691)	132,213	(7,972,478)
Income taxes	23,695	—	23,695

Net loss	$(8,128,386)	$132,213	$(7,996,173)

Net loss per common share (basic and diluted)	$(0.10)	$0.00	$(0.10)

The following are the changes to the Statement of Comprehensive Loss for the year ended December 31, 2011:

	As Reported	Adjustment	As Restated
Revenues, net	$33,375,614	$—	$33,375,614
Cost of revenues	20,039,459	—	20,039,459

Gross profit	13,336,155	—	13,336,155

Operating expenses:
Sales and marketing	11,464,761	—	11,464,761
General and administrative	13,121,892	(638,232)	12,483,660

Total operating expenses	24,586,653	(638,232)	23,948,421
Loss from operations	(11,250,498)	638,232	(10,612,266)
Other income (expense)	(1,575,429)	—	(1,575,429)

Loss before income taxes	(12,825,927)	638,232	(12,187,695)
Income taxes	40,066	—	40,066

Net loss	$(12,865,993)	$638,232	$(12,227,761)

Net loss per common share (basic and diluted)	$(0.14)	$0.01	$(0.13)

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 5—PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2011	2012
Prepaid expenses	$701,266	$756,944
Deposits and retainers	28,263	195,788
Other receivables	—	52,347
VAT tax credits	29,957	31,412
Prepaid taxes	—	17,774
Investments	2,565	11,459

	$762,051	$1,065,724

NOTE 6—PROPERTY, EQUIPMENT AND CAPITALIZED SOFTWARE COSTS

Property and equipment consisted of the following:

	As of December 31,
	2011	2012
Computer equipment	$2,690,311	$3,216,432
Capitalized software costs	488,522	496,900
Furniture and fixtures	173,242	215,238
Leasehold improvements	43,845	61,634

Total	3,395,920	3,990,204
Less: accumulated depreciation	(2,193,979)	(3,173,207)

	$1,201,941	$816,997

Depreciation expense for the years ended December 31, 2010, 2011 and 2012 was $696,605, $936,922 and $979,228, respectively.

NOTE 7—ACCRUED EXPENSES AND ACCRUED COMPENSATION AND BENEFITS

Accrued expenses consisted of the following:

	As of December 31,
	2011 (as restated)	2012
Accrued sales and other taxes (See Note 4)	$948,731	$1,358,379
Accrued legal(1)	1,136,784	1,508,773
Other accrued expenses	245,052	330,269
Deferred rent	101,683	8,939

	$2,432,250	$3,206,360

(1)	Accrued legal includes a 15% holdback for amounts due to attorneys in connection with the Oracle litigation described in Note 13. The holdback amount of $1.1 million and $1.4 million at

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

December 31, 2011 and 2012, respectively, is payable only in the event that the Company prevails in the litigation or settles the litigation in a manner that allows the Company to remain a viable entity. Related litigation costs are expensed as incurred and totaled $3.6 million, $5.7 million and $3.5 million for the years ended December 31, 2010, 2011 and 2012, respectively, and are included in General and administrative expenses in the Statement of Comprehensive Loss.

Accrued compensation and benefits consisted of the following:

	As of December 31,
	2011	2012
Accrued bonus	$2,066,809	$1,865,175
Accrued personal time off	1,211,255	1,653,429
Accrued commission	891,756	1,045,379
Other accrued compensation and benefits	127,639	318,211

	$4,297,459	$4,882,194

NOTE 8—LINE OF CREDIT AND NOTE PAYABLE

On June 30, 2011, the Company amended a lending facility with a financial institution and added a loan agreement in the form of a note payable. Under the terms of the note payable, the Company obtained a $3.5 million 36-month term loan with interest-only payments during the first six months and 30 equal monthly installments of $116,667 of principal, plus monthly payments of interest beginning on January 2012. The note payable bears interest at the bank’s prime lending rate (3.25% at December 31, 2012) plus two percentage points, and an additional five percentage points in the event of default. The note is collateralized by all assets and property of the Company. The outstanding balance of the term loan was $3.5 million and $2.1 million at December 31, 2011 and 2012, respectively.

Future contractual annual principal payments of the term note payment as of December 31, 2012 as follows:

2013	$666,667
2014	$1,433,332

In connection with the amendment to the lending facility, the existing $4,000,000 line of credit was extended to June 30, 2012. The extended line carried an interest rate at the bank’s prime lending rate plus 2 percentage points, with an additional 5 percentage points charged in the event of default. The credit facility has a lockbox provision whereby customer payments are received in a lockbox controlled by the lender. This line of credit is supported by 80% advances on eligible accounts receivable. Eligible receivables exclude any receivables that are not paid within 90 days of the invoice date and certain foreign accounts not covered by an insurance policy that covers certain other foreign customers. As of December 31, 2012, approximately $937,000 of foreign accounts receivable was not covered by this policy, and was excluded from the eligible accounts receivable borrowing base.

On July 27, 2012, the Company again amended the line of credit, increasing the credit limit to $7,000,000, extending the maturity date to July 27, 2014 and reducing the interest rate to the bank’s prime lending rate plus 1 percentage point. The Company is also required to maintain an asset coverage

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

ratio of 1.75 as measured by cash plus eligible accounts receivable divided by the amount drawn down on the line of credit.

For the years ended December 31, 2010, 2011 and 2012, the Company’s interest expense totaled $94,782, $281,396 and $480,853, respectively. Accrued interest as of December 31, 2011 and 2012 was $19,521 and $24,133, respectively.

Borrowings outstanding under the line of credit as of December 31, 2011 and 2012 were $2,000,000 and $6,000,000, respectively. The amounts left available to borrow under the line of credit were $1.5 million and $1.0 million, as of December 31, 2011 and 2012, respectively.

Under the terms of the note and line of credit, there is a cross-default provision, such that an event of default under the terms of one would automatically trigger an event of default under the other. An event of default would occur if a “material adverse change” were considered “reasonably likely” to occur. Such a material adverse change could occur if, for example, we experienced a material reduction in client sales as a result of an adverse development in our litigation with Oracle or, pursuant to the terms of the note and line of credit, a judgment were rendered against us in an amount of $50,000 or more. If such an event of default were to occur, our lender could demand accelerated repayment of principal and accrued interest under the note and line of credit.

NOTE 9—WARRANT LIABILITY

In connection with the issuance of a promissory note in 2008, the Company issued 30,000,000 warrants to purchase the Company’s common stock with reset or down-round provisions. Down-round provisions reduce the exercise price of a warrant or convertible instrument if a company either issues equity shares for a price that is lower than the exercise price of those instruments or issues new warrants or convertible instruments that have a lower exercise price.

Warrants with “down-round” provisions are not considered to be indexed to the Company’s own stock and thus are recognized as a derivative liability on the balance sheet. Changes in the fair value of the warrants at each reporting period are marked-to-market at each reporting period and recognized as change in fair value of warrant liability in the consolidated statements of operations.

On March 17, 2011, these warrants were exercised in full utilizing the cashless provision of the warrants, resulting in the issuance of 17,349,375 shares of the Company’s common stock. At the exercise date, the Company estimated the fair value of the warrants using the Black-Scholes-Merton option pricing method utilizing the following assumptions:

	January 1, 2010	December 31, 2010	March 17, 2011
Rimini Street common stock fair value	$0.31	$0.24	$0.28
Exercise price	0.12	0.12	0.12
Volatility	60%	55%	49%
Expected life	1.2 years	0.18 years	1 day
Risk free interest rate	0.47%	0.12%	0.12%
Dividend yield	0%	0%	0%

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The fair value of the Company’s common stock was determined using management judgment combined with a valuation model utilizing an independently determined 409A valuation as of March 17, 2011. Factors considered included the rights and privileges of the preferred stock, the lack of marketability of the common stock as well as actual operating performance, including the Oracle lawsuit, and current business conditions. The risk-free interest rate was determined from the implied yields of U.S. Treasury zero-coupon bonds with a remaining life.

The Company expensed the $1,178,848 increase in fair value of the warrant liability from the December 31, 2010 value and reclassified the adjusted fair value of $4,799,994 to common stock and additional paid in capital. The table below provides a reconciliation of the beginning and ending balances of the warrant liability measured at fair value using significant unobservable inputs (Level 3).

Warrant Liability	Increase (decrease)
Balance as of January 1, 2010	$6,061,538
Decrease in fair value of warrants	(2,440,392)

Balance as of December 31, 2010	3,621,146
Increase in fair value of warrants	1,178,848

Balance as of March 17, 2011	4,799,994
Exercise of warrants	(4,799,994)

Balance as of December 31, 2011	$—

The Company’s fair value measurements of warrant liability on March 17, 2011 were as follows:

Liabilities:	Fair value at March 17, 2011	Level 1	Level 2	Level 3
Warrant liability	$4,799,994	$—	$—	$4,799,994

As of December 31, 2011 and 2012, the Company did not have any Level 3 financial liabilities.

NOTE 10—CAPITAL LEASE OBLIGATIONS

The Company has incurred capital lease obligations, all through leasing companies and incurred for computer equipment. As of December 31, 2012, the monthly minimum lease payments range from $834 to $10,396 per month at annual interest rates from 10% to 15%. The aggregate monthly payments as of December 31, 2012 are $36,834.

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The future annual minimum lease payments required under the capital leases as of December 31, 2012 are as follows:

December 31,
2013	$295,764
2014	111,678
2015	32,686

Total minimum lease payments (ranging from $834 to $10,396 per month)	440,128
Less amounts representing interest (ranging from 10% to 15%)	(41,302)

Present value of minimum lease payments	$398,826

Less current portion	(265,973)

Long term obligation	$132,853

The carrying values of total leased equipment, carried as a component of fixed assets, are as follows:

	As of December 31,
	2011	2012
Leased computer equipment	$1,396,886	$967,603
Less: accumulated depreciation	(868,519)	(592,849)

	$528,367	$374,754

NOTE 11—STOCKHOLDERS’ EQUITY

Preferred stock

A summary of the preferred stock as of December 31, 2011 and 2012 is as follows:

Series	Number of Shares Authorized (Par value $0.001)	Number of Shares Issued and Outstanding	Carrying Value	Liquidation Value
Series A	5,499,900	5,499,900	$493,071	$549,990
Series B	38,545,560	38,545,560	9,141,640	10,000,003

Total	44,045,460	44,045,460	$9,634,711	$10,549,993

Series A preferred stock

On June 15, 2007, the Company’s board of directors designated 30,000,000 shares, subsequently amended to 5,499,900 shares, of Series A preferred stock. In 2007, the Company sold an aggregate of 5,499,900 shares of its Series A preferred stock for gross proceeds of approximately $550,000, net of costs of approximately $57,000.

As of December 31, 2011 and 2012, the Company has 5,499,900 shares of Series A preferred stock issued and outstanding.

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Series B preferred stock

On June 19, 2009, the Company’s board of directors designated 39,750,000 shares, subsequently amended to 38,545,560 shares, of Series B preferred stock. On June 19, 2009, the Company sold an aggregate of 38,545,560 of its Series B preferred stock for $0.2594 per share, resulting in net proceeds of approximately $9.141 million after netting costs of approximately $858,000.

As of December 31, 2011 and 2012, the Company has 38,545,560 shares of Series B preferred stock issued and outstanding.

Preferred stock attributes:

The holders of Series A preferred stock and Series B preferred stock have various rights and preferences as follows:

Voting

The holders of Series A preferred stock and Series B preferred stock are entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock is convertible. Fractional votes are not permitted. So long as at least 3,750,000 shares of preferred stock remain outstanding, the holders of the Series A preferred stock and Series B preferred stock, voting as a single class, are entitled to elect one member to the Company’s board of directors.

Liquidation

In the event of any liquidation, sale, dissolution, change of control, or winding up of the Company, whether voluntary or involuntary, the holders of Series A and Series B preferred stock are entitled to receive, prior and in preference to any distribution of the assets of the Company to the holders of common stock, by reason of their ownership, an amount equal to the sum of (i) the liquidation preference specified for such share of preferred stock, initially $0.10 per share for Series A preferred stock and $0.2594 per share for Series B preferred stock and (ii) all declared but unpaid dividends on such share of preferred stock. In the event funds are insufficient to make a complete distribution to the holders of Series A preferred stock as described above, the remaining assets will be distributed with equal priority and pro rata among the holders of Series A and Series B preferred stock so that each holder receives the same percentage of the applicable preferential amount. After payment has been made to the holders of Series A and Series B preferred stock of the full amounts to which they are entitled, the remaining assets will be distributed with equal priority and pro rata to the holders of common stock based on the number of shares of common stock held by each common stock holder.

Dividends

The holders of shares of Series A preferred stock and Series B preferred stock are entitled to receive dividends equal to 66-2/3% of dividends and the holders of shares of Common Stock will be entitled to receive dividends equal to 33-1/3% of dividends, until the declared dividend rate equals $0.008 per share per annum on each outstanding share of Series A preferred stock and $0.02075 per share per annum on each outstanding share of Series B preferred stock (as adjusted from time to time for recapitalizations). Thereafter, any dividend will be paid on a pari passu basis on all shares of common stock and preferred

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

stock. Such dividends are payable only when, as, and if declared by the board of directors, but only out of funds that are legally available, and are non-cumulative. Such dividends may not be declared unless (i) based on the Company’s financials, the Company would have cash and cash equivalents representing at least six months of gross operating and capital expenses, (2) the financials and board-approved budget reflect a net profit in the most recently completed fiscal quarter prior to when such dividend is declared and (iii) all debts and other obligations of the Company are then current and being paid in the ordinary course of business. No dividends have been declared through December 31, 2012.

Conversion

Each share of Series A and Series B preferred stock is convertible, at the option of the holder, into a number of fully paid and non-assessable shares of common stock at $0.10 per share for Series A preferred stock and $0.2594 per share for Series B preferred stock. The conversion rate for Series A and Series B preferred stock is subject to adjustment from time to time for the effect of a stock split, stock dividend, or other similar distribution. Additionally, conversion is automatic upon (i) a firm commitment of an underwritten qualified public offering of common stock, at a per share price not less than two times the Series B preferred Original Issue Price (as adjusted from time to time) and with gross proceeds of at least $50 million or (ii) in the aggregate or at the election of holders of at least 51% of the voting power of the outstanding shares of Series A and Series B preferred stock, voting together as a single class on an as-converted to common stock basis.

Redemption

The Preferred Stock may be redeemed only after the Company declares and pays dividends in an aggregate amount in excess of $20,000,000. During the 12-month period following this event, the shareholders of the majority of the then outstanding shares of Series B preferred stock may request the Company to redeem their shares.

A liquidation or winding up of the Company, a greater than 50% change in control, or a sale of substantially all of our assets would constitute a redemption event. Holders of preferred stock are entitled to receive the liquidation preference plus all declared but unpaid dividends upon liquidation events when shareholders of the company own less than a majority of the Company immediately after consolidation, merger or reorganization, or a sale of all or substantially all of the assets of the Company. As a Nevada corporation, the board of directors is required to vote and recommend any such change of control events. The Series B preferred stock shareholders own approximately 27% of the common stock equivalent, therefore such liquidation events may be solely within the control of the issuer.

Common stock

On August 1, 2012, the Company filed amended and restated articles of incorporation and effected a 15-for-1 stock split of its issued and outstanding shares of common stock, $0.001 par value, whereby 6,460,446 outstanding shares of the Company’s common stock were exchanged for 96,906,690 shares of the Company’s common stock. All per share amounts and number of shares in the consolidated financial statements and related notes have been retroactively restated to reflect the stock split. In addition, the Company increased the number of authorized shares of common stock, $0.001 par value, to 200,000,000 shares.

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 12—OPTIONS AND WARRANTS

Stock options

As of December 31, 2012, the Company has reserved a total of 49,341,356 shares of common stock under the 2007 Stock Plan. The 2007 Stock Plan provides for stock options to be granted to employees at an exercise price not less than 100% of the fair value at the grant date as determined by the Board of Directors, with the exception of certain members of executive management, in which case the option price will not be less than 110% of such fair market value. The Options granted generally have a maximum term of 10 years from grant date, are exercisable upon vesting unless otherwise designated for early exercise by the board of directors at the time of grant, and generally vest over a three-year period. Option grants generally include a 33% cliff vesting after one year and then vesting 1/3 annually on the anniversary date of the grant date for the remaining two years. Options exercised early are subject to the vesting provisions mentioned above, and any unvested shares are subject to repurchase at the original price upon termination of employment, death, or disability. As of December 31, 2011 and 2012, there were no shares subject to repurchase under the 2007 Stock Plan related to early-exercise options.

A summary of the Company’s stock option activity under the 2007 Stock Plan is as follows:

	Options Available for Grant	Number of Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balances, January 1, 2010	14,910,900	22,588,950	$0.12	7.45	$4,368,147
Options granted	(16,842,300)	16,842,300	0.26	—
Options exercised	—	—	—	—
Options cancelled	7,599,015	(7,599,015)	0.18	—

Balances, December 31, 2010	5,667,615	31,832,235	0.17	7.60	2,048,354
Additional shares authorized	12,000,000	—	—	—
Options granted	(12,587,070)	12,587,070	0.28	—
Options exercised	—	(224,130)	0.16	—
Options cancelled	4,026,120	(4,026,120)	0.24	—

Balances, December 31, 2011	9,106,665	40,169,055	0.20	7.36	3,547,620
Additional shares authorized	1,000,000	—	—	—
Options granted	(10,877,415)	10,877,415	0.29	—
Options exercised(1)	—	(3,563,375)	0.08	—
Options cancelled	4,459,960	(4,459,960)	0.26	—

Balances, December 31, 2012	3,689,210	43,023,135	$0.22	7.41	$3,693,073
Vested and Expected to Vest, December 31, 2012		41,673,490	$0.22	7.36	$3,648,408
Exercisable, December 31, 2012		24,278,060	$0.18	6.27	$3,072,726

(1)	1,950,000 options were exercised on a cashless basis resulting in 791,356 net shares issued.

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The estimated grant date fair values of employee stock options were calculated using the Black-Scholes-Merton valuation model, based on the following assumptions:

	Year Ended December 31,
	2010	2011	2012
Expected life	6.00	6.00	6.00
Expected volatility	49.98%	49.00%	50.00%
Dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	2.62%	3.21%	1.17%
Forfeiture rate	21.00%	6.84%	7.20%
Weighted average fair value of common stock	$0.23	$0.26	$0.29
Intrinsic value of options exercised	$—	$28,977	$727,613
Weighted average grant date fair value of awards	$0.13	$0.14	$0.14

One of the key assumptions used by the Black-Scholes-Merton valuation model is the fair value of the underlying common stock. Given the absence of an active market for the Company’s common stock, the Company relies on an independently determined 409A valuation. In valuing the Company’s common stock, the Company’s board of directors determined the equity value of the Company’s business generally using the income approach and the market comparable approach valuation methods.

The expected term represents the weighted-average period of time that options granted are expected to be outstanding giving consideration to vesting schedules. As a private company and since the Company does not have an extended history of actual exercises, the Company has estimated the expected term using a simplified method which calculates the expected term as the average of the time-to-vesting and the contractual life of the awards. The Company has never declared or paid cash dividends and does not plan to pay cash dividends in the foreseeable future; therefore, the Company used an expected dividend yield of zero. The risk-free interest rate is based on U.S. Treasury rates in effect during the corresponding period of grant. The expected volatility is based on historical volatility of peer companies. Given the absence of an active market for the Company’s common stock, the Company relies on independently determined Section 409A valuations.

In future periods, stock-based compensation expense may increase as the Company issues additional equity-based awards to continue to attract and retain employees and non-employee directors.

Stock-based compensation expense for the years ended December 31, 2010, 2011 and 2012 is included in the following categories:

	Year Ended December 31,
	2010	2011	2012
Cost of revenues	$334,320	$293,370	$308,282
Sales and marketing expense	335,576	400,227	372,841
General and administrative expense	213,944	433,978	586,457

Total	$883,840	$1,127,575	$1,267,580

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	Year Ended December 31,
	2010	2011	2012
Compensation expense related to stock awards granted but not yet recognized	$1,397,199	$1,760,566	$1,767,015
Weighted average remaining life of the unrecognized expense	1.91 years	1.60 years	1.63 years

Shares reserved for future issuance

At December 31, 2012, the Company has reserved shares of common stock for future issuance as follows:

Preferred stock outstanding	44,045,460
Warrants convertible into common stock	250,005
Stock options outstanding	43,023,135
Stock options available for grant	3,689,210

Total	91,007,810

Warrants

Each of the Company’s warrants outstanding entitles the holder to purchase one share of the Company’s common stock for each warrant share held.

➢

Warrants to purchase 30,000,000 shares of common stock at $0.117 per share in were issued in connection with a 2008 financing (see Note 9). In 2011, these shares were exercised under their cashless provisions when the current fair value was $0.277 per share, resulting in the issuance of 17,349,375 shares after those withheld to cover the exercise price.

➢

Warrants to purchase 500,010 shares of common stock at $0.10 per share in were issued in connection with another prior financing, half in 2007 and half in 2008. In 2012, one-half of these shares were exercised under their cashless provisions when the current fair value was $0.286 per share, resulting in the issuance of 162,580 shares after those withheld to cover the exercise price. In February 2013, the remaining half of these shares were exercised under their cashless provisions when the current fair value was $0.31 per share, resulting in the issuance of 169,348 shares after those withheld to cover the exercise price.

➢

Warrants to purchase 2,250,000 shares of common stock at $0.10 per share in were issued to a consultant in 2007. In 2012, these shares were exercised under their cashless provisions when the current fair value was $0.286 per share, resulting in the issuance of 1,463,286 shares after those withheld to cover the exercise price.

No warrants were exercised in 2010.

A summary of the outstanding warrants to purchase common stock as of December 31, 2012 is as follows:

Exercise Price	Number Outstanding	Expiration Date
$0.10	250,005	February 2013

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 13—COMMITMENTS AND CONTINGENCIES

Operating leases

The Company has non-cancelable operating lease agreements for its operating facilities in Pleasanton, California. Rent expense for the years ended December 31, 2010, 2011 and 2012 was $564,817, $549,272 and $602,182, respectively.

The Company has non-cancelable operating lease agreements for co-location sites housing Company equipment and data located in Fremont, California and Charlotte, North Carolina. Rent expense for the years ended December 31, 2010, 2011 and 2012 was $271,174, $289,872 and $299,630, respectively.

The Company also had various operating leases for computer equipment and related software that expired in 2012. Rent expense for the years ended December 31, 2010, 2011 and 2012 was $115,132, $103,350 and $120,859, respectively.

Future minimum rental payments under the non-cancelable operating lease agreements are as follows:

Year Ended December 31,
2013	$706,372
2014	700,887
2015	716,519
2016	733,573

Total	$2,857,351

Litigation

In January 2010, certain subsidiaries of Oracle Corporation filed a lawsuit against the Company and its CEO Seth Ravin in the United States District Court for the District of Nevada, alleging that certain of the Company’s processes violate Oracle’s license agreements and that the Company has committed acts of copyright infringement and violated other federal and state laws. Oracle alleged that its license agreements restrict licensees’ rights to provide third parties with copies of Oracle software and restrict where a customer physically may install the software. Oracle alleges that, in the course of providing services, the Company violated such license agreements and illegally downloaded software and support materials without authorization. Oracle further alleges that the Company damaged its computer systems in the course of downloading materials for the Company’s customers. Oracle filed a second amended complaint in June 2011. Specifically, Oracle’s operative complaint asserts the following causes of action: copyright infringement; violations of the federal Computer Fraud and Abuse Act, California’s Computer Data Access and Fraud Act, and Section 205.4765 of the Nevada Revised Statutes (unlawful acts against computers); breach of contract; inducing breach of contract; intentional interference with prospective economic advantage; unfair competition; trespass to chattels; unjust enrichment/restitution; unfair practices; and a demand for an accounting. Oracle’s complaint seeks a preliminary and permanent injunction prohibiting the Company from copying, distributing, using, or creating derivative works based on Oracle software and support materials except as allowed by express license from Oracle, as well as from using any software tool to access Oracle software.

Oracle’s complaint also seeks to prohibit the Company from facilitating access to, use of, or downloading of Oracle software or support materials for any customer without a current, valid software

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

and support license entitling the customer to have and use those materials, and from copying, distributing or using software and support materials obtained through or for one customer to support a different customer. Oracle also seeks damages, trebling of those damages, punitive damages, restitution and disgorgement of all alleged ill-gotten gains and imposition of a constructive trust for Oracle’s benefit consisting of all revenues the Company has received for the challenged conduct.

In March 2010, the Company filed an answer to Oracle’s initial complaint, generally denying Oracle’s allegations. The Company also filed counterclaims against Oracle for defamation, trade libel and business disparagement, copyright misuse, and unfair competition.

The parties conducted extensive fact and expert discovery from 2010 through mid-2012. The Court dismissed the Company’s counterclaim for copyright misuse in October 2010. Oracle amended its complaint in June 2011 to add allegations that the Company infringed Oracle’s copyrights in its database software. The Company filed an amended answer denying those allegations.

In March 2012, Oracle filed a motion seeking partial summary judgment as to its claim of infringement. It also sought summary judgment as to certain of the Company’s license defenses. In April 2012, the Company filed an opposition arguing that, as to our license defenses, there remain genuine issues of material fact that preclude summary judgment of liability. In May 2012, Oracle filed a reply.

In September 2012, Oracle filed a second motion for partial summary judgment as to its claims that the Company infringes additional copyrighted works covering Oracle’s Relational Management Database software. Oracle’s motion also seeks summary judgment as to certain of the Company’s defenses, as well as the Company’s two remaining counterclaims for defamation, trade libel, and business disparagement and for unfair competition. The Company filed an opposition in October 2012, arguing that genuine issues of material fact as to our license defenses and counterclaim that preclude summary judgment. Oracle filed a reply later that month.

Both of Oracle’s motions for partial summary judgment remain pending, and the court could rule upon them at any time.

Regardless of the outcomes of the summary judgment motions, it is likely that liability still will be unresolved for some claims and counterclaims. Additionally, to the extent either party were to prevail on any claims or counterclaims at trial, damages would need to be determined.

Should Oracle prevail on its claims, the Company could be required to pay substantial damages for past business activities and/or be enjoined from certain business practices. Any of these outcomes could result in a material adverse effect on the Company’s business. Should we prevail on our counterclaims, our recovery of damages may not fully offset the negative impact on our operations resulting from Oracle’s conduct. The pendency of the litigation alone could dissuade clients from purchasing our services. The Company’s business has been and may continue to be materially harmed by this litigation. During the course of this litigation, the Company anticipates announcements of the Court’s decisions in connection with hearings, motions, and other matters, as well as other interim developments related to the litigation. If securities analysts or investors regard these announcements as negative, the market price of the Company’s common stock may decline.

While the Company is vigorously defending the lawsuit, it is unable to predict the timing or outcome of Oracle’s claims or the Company’s counterclaims. In addition, the Company anticipates that a judgment

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

entered in either party’s favor by the trial court is likely to be appealed. Oracle claims economic damages under various theories in amounts well in excess of the total revenues generated by the Company’s operations to date, as well as punitive damages and attorneys’ fees. The Company is contesting Oracle’s measure of damages as well as liability. Oracle also is seeking an injunction prohibiting the Company from providing any support services for which the Company is found to be liable for infringement insofar as such services relate to Oracle products. Given the stage of this litigation, the Company is unable to predict the likelihood of success of Oracle’s claims or the Company’s counterclaims. Thus, the Company does not view a negative outcome and resulting material adverse effect on its financial position, operating results and cash flows as probable, although it believes a negative outcome is at least reasonably possible. Consequently, the Company did not accrue a liability as of December 31, 2012, nor is it able to disclose an amount of estimated loss, as it currently is unable to calculate or estimate such an estimate.

In this regard, some of the Company’s customers have rights to liquidated damages of approximately $6.8 million that would be triggered in the event that the Company is no longer able to provide service to these customers. Similarly, the Company did not accrue a liability as of December 31, 2012, as it believes payment under these provisions and resulting material adverse effect on its financial position, operating results and cash flows is not probable, although it is reasonably possible.

In addition, from time to time, the Company may be a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on its business. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

NOTE 14—RETIREMENT PLAN

The Company has a qualified 401(k) plan for all eligible U.S. employees. Employees may contribute up to the statutory maximum, which is set by law each year. The plan also provides for discretionary employer contributions in an amount equal to 100% of each employee’s contribution, not to exceed 4% of eligible compensation. Retirement plan expense for the years ended December 31, 2010, 2011 and 2012 was $284,136, $402,554 and $454,813, respectively.

The Company offers pension retirement for all eligible U.K. and Australian employees. These defined benefit pension contributions are governed in accordance with relevant local legislation. Pension plan expense for the years ended December 31, 2010, 2011 and 2012 was $32,087, $69,343 and $96,135, respectively.

NOTE 15—RELATED PARTY TRANSACTIONS

In connection with corporate housing and travel costs, the Company had a related-party non-interest bearing accounts receivable balance with the Chief Executive Officer of $94,713 as of December 31, 2012, which was subsequently converted to compensation. See Note 19.

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 16—LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	Year Ended December 31,
	2010	2011	2012
Weighted average number of common shares outstanding, basic and diluted
Net loss	$(7,996,173)	$(12,227,761)	$(9,883,092)
Weighted average number of common shares outstanding, basic and diluted	78,431,580	92,274,100	97,061,624
Basic and diluted net loss per share	$(0.10)	$(0.13)	$(0.10)

The following potential common shares were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive:

	Year Ended December 31,
	2010	2011	2012
Preferred stock	44,045,460	44,045,460	44,045,460
Options	31,832,235	40,169,055	43,023,135
Warrants	32,750,010	2,750,010	250,005

Total	108,627,705	86,964,525	87,318,600

NOTE 17—INCOME TAXES

Income (loss) before provision for income taxes are as follows:

	Year Ended December 31,
	2010	2011	2012
Domestic	$(8,025,639)	$(12,322,776)	$(10,559,903)
International	53,161	135,081	1,039,364

	$(7,972,478)	$(12,187,695)	$(9,520,539)

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The provision (benefit) for income taxes are as follows:

	Year Ended December 31,
	2010	2011	2012
Current
Federal	$—	$—	$—
State	11,829	—	—
Foreign	11,866	40,066	380,327

	23,695	40,066	380,327

Deferred
Federal	$—	$—	$—
State	—	—	—
Foreign	—	—	(17,774)

	—	—	(17,774)

	$23,695	$40,066	$362,553

The reconciliation between the actual income tax expense and income tax computed by applying the statutory U.S. federal income tax rate to pre-tax income (loss) before provision for income taxes is as follows:

	Year Ended December 31,
	2010 (as restated)	2011 (as restated)	2012
Tax at statutory federal rate	$(2,710,643)	$(4,143,817)	$(3,236,985)
State taxes, net of federal benefit	(401,481)	(479,682)	(466,747)
Permanent items
Non-deductible expenses	20,971	67,284	55,073
Stock based compensation	228,078	265,834	278,682
Royalty from Brazil	—	—	73,868
Warrants—fair value	(829,733)	400,808	—
Foreign rate differential and foreign tax credits	(6,209)	(24,845)	(73,077)
Other	96,643	21,481	110,625
Change in valuation allowance	3,626,069	3,933,003	3,621,114

	$23,695	$40,066	$362,553

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities are as follows:

	Year Ended December 31,
	2010	2011	2012
Deferred tax assets (liabilities)
Accounts receivable, net	$1,644	$1,829	$—
Property and Equipment, net	(29,856)	53,418	137,245
Capitalized software and intangibles	6,797	45,913	88,680
Accounts payable and accrued expenses	782,485	1,986,497	1,673,599
Deferred revenues	1,338	—	121,398
Deferred rent and other	49,741	50,275	72,115
Foreign deferreds	—	—	17,774
Stock compensation	142,983	261,122	383,417
Tax credits	—	18,984	101,232
Net operating losses	8,286,365	10,756,462	14,217,928

Gross deferred tax assets	9,241,497	13,174,500	16,813,388
Valuation allowance	(9,241,497)	(13,174,500)	(16,795,614)

Net deferred taxes assets	$—	$—	$17,774

For the years ended December 31, 2011 and 2012, the net change in valuation allowance was $3,933,003 and $3,621,114, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Because of the Company’s lack of domestic earnings history, the domestic net deferred tax assets have been fully offset by a valuation allowance. The foreign deferred tax assets of $17,774 as of December 31, 2012 are expected to be realized in the future.

The Company’s gross deferred tax assets as of December 31, 2012 does not include net operating losses that arose directly from tax deductions related to stock compensation in excess of compensation recognized for financial reporting. Equity will increase by approximately $617,000 if and when such deferred tax assets are ultimately realized.

As of December, 31, 2012, the Company has federal and state net operating tax loss carryforwards of approximately $37 million and $30 million, respectively, beginning to expire in 2026 and 2013, respectively.

As of December 31, 2012, the Company has federal foreign tax credits carryforwards of $101,232 expiring beginning in 2021.

Internal Revenue Code section 382 places a limitation (the “Section 382 Limitation”) on the amount of taxable income that can be offset by net operating loss carry forwards after a change in control (generally greater than 50% change in ownership) of a loss corporation. California and most states have similar

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

rules. Generally, after a change in control, a loss corporation cannot deduct net operating loss carry forwards in excess of the Section 382 Limitation. Due to these “change in ownership” provisions, utilization of the net operating loss and tax credit carry forwards may be subject to an annual limitation regarding their utilization against taxable income in future periods. The Company believes an ownership change may have occurred on June 30, 2009, and has determined that the this ownership change will not result in a limitation to utilize the net operating losses, generated up to the ownership change date, before they expire.

The Company has made no provision for U.S. income taxes on undistributed earnings of its foreign subsidiaries because it is the Company’s intention to permanently reinvest these earnings indefinitely outside the U.S. If such earnings were distributed, the Company would be subject to additional U.S. tax expense. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practical.

The Company files income tax returns in the U.S. federal jurisdictions, State of California and various other state and foreign jurisdictions. The Company’s federal and state tax years for 2006 and forward are subject to examination by taxing authorities, due to unutilized net operating losses. All foreign jurisdictions tax years from 2010 forward are also subject to examination.

The Company has not had any unrecognized tax benefits to date.

NOTE 18—PRO FORMA NET LOSS PER SHARE (UNAUDITED)

Pro forma net income per share attributable to common stockholders has been computed to give effect to the automatic conversion of the convertible preferred stock into common stock, as though the conversion had taken place on January 1, 2012.

Year ended December 31, 2012
Numerator
Net loss	$(9,883,092)
Denominator
Common shares per income statement	97,061,624
Preferred stock	44,045,460

Total	141,107,084

Basic and diluted net loss per share	$(0.07)

NOTE 19—SUBSEQUENT EVENTS

In May 2013, the line of credit was further amended. The May 2013 amendment increased the credit limit from $7 million to $12.5 million, extended the maturity date to May 10, 2016 and further reduced the interest rate to the bank’s prime lending rate plus 0.75 percentage point. Additionally, in connection with the amendment, the term loan was increased to $2.5 million. In September 2013, the line of credit was further amended and the credit limit was increased to $15 million.

Rimini Street, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

In connection with corporate housing and travel costs, the Company had a related-party accounts receivable balance with the Chief Executive Officer of $163,593 which was forgiven as of September 30, 2013. The forgiven principal balance plus related taxes was recognized as compensation expense and recorded as part of general and administrative expenses.

In September 2013, the Company reserved an additional 9,037,015 shares of its common stock under the 2007 Stock Plan. Subsequently, in October 2013, the Company granted 2,023,250 options at $1.10 per share, including 1,500,000 to directors and officers.

In October 2013, the board of directors and the holders of a majority of each of the classes of the outstanding voting shares of Series A preferred stock, Series B preferred stock, common stock and all outstanding shares of the Company approved the amendment and restatement of the Company’s articles of incorporation to establish two new classes of common stock in addition to the existing classes of common and preferred stock. The board of directors and stockholders approved 500,000,000 shares of Class A Common Stock, 192,000,000 shares of Class B Common Stock, 500,000,000 shares of Common Stock, and 44,045,460 shares of Preferred stock, designated as 5,499,900 shares of Series A Preferred Stock and 38,545,560 shares of Series B Preferred Stock.

Immediately effective upon the acceptance of the restated articles of incorporation with the State of Nevada on November 1, 2013, each share of the Company’s existing common stock was automatically reclassified as Class B Common Stock.

In October 2013, the board of directors also established, and the stockholders ratified, the 2013 Equity Incentive Plan (“2013 Plan”). Initially reserved under the 2013 Plan are up to 8,563,463 shares of Class A Common Stock equivalent to the number of available and unissued shares under the 2007 Plan. In addition, the board of directors and stockholders authorized the reservation of up to 46,996,297 shares of Class A Common Stock under the 2013 Plan to cover any outstanding options issued pursuant to the 2007 Plan, which may be forfeited or expire unexercised by the Company. All options currently outstanding under the 2007 Plan were automatically reclassified to become exercisable for shares of Class B Common Stock.

The Company has evaluated subsequent events through November 1, 2013, the date the consolidated financial statements were available to be issued.

Rimini Street, Inc.

Condensed consolidated balance sheets

	December 31, 2012	September 30, 2013 (unaudited)	Pro Forma Stockholders’ Equity as of September 30, 2013 (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$6,550,110	$12,964,005
Restricted cash	101,121	101,357
Accounts receivable, net	16,952,112	11,668,333
Receivable from officer	99,918	—
Prepaid and other current assets	1,065,724	2,018,179

Total current assets	24,768,985	26,751,874
Prepaid IPO costs	—	854,891
Property and equipment, net	816,997	1,311,901
Other non-current assets	77,403	235,741

Total assets	$25,663,385	$29,154,407

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$922,158	$1,683,766
Accrued compensation and benefits	4,882,194	6,270,038
Accrued expenses	3,206,360	4,879,299
Note payable	2,099,999	2,500,000
Line of credit	6,000,000	4,084,948
Capital leases, current portion	265,973	121,384
Deferred revenues	33,361,093	41,230,433

Total current liabilities	50,737,777	60,769,868
Long term liabilities:
Capital leases, net of current portion	132,853	46,907
Deferred revenues, net of current portion	5,671,800	5,288,110
Deferred rent, net of current portion	220,000	190,185
Deferred tax liability	—	21,326

Total liabilities	56,762,430	66,316,396

Commitments and contingencies (Note 11)
Stockholders’ deficit:
Preferred stock, $0.001 par value; 44,045,460 shares authorized
Series A preferred, $0.001 par value; 5,499,900 shares designated and no shares issued and outstanding, As of December 31, 2012, September 30, 2013 (unaudited) and proforma (unaudited); aggregate liquidation value of $549,990 as of December 31, 2012 and September 30, 2013 (unaudited)	493,071	493,071
Series B preferred stock, $0.001 par value; 38,545,560 shares designated, issued and outstanding, aggregate liquidation value of $10,000,003 as of December 31, 2012 and September 30, 2013 (unaudited)	9,141,640	9,141,640
Common stock, $0.001 par value; 200,000,000 shares authorized; 100,034,433 and 100,394,780 shares issued and outstanding as of December 31, 2012, September 30, 2013 (unaudited), and pro forma respectively	100,034	100,394
Additional paid in capital	10,646,084	11,798,544
Accumulated deficit	(51,405,730)	(58,529,226)
Accumulated other comprehensive loss	(74,144)	(166,412)

Total stockholders’ deficit	(31,099,045)	(37,161,989)

Total liabilities and stockholders’ deficit	$25,663,385	$29,154,407

See the accompanying notes to condensed consolidated financial statements

Rimini Street, Inc.

Condensed consolidated statements of comprehensive loss

(unaudited)

	Nine months ended September 30,
	2012	2013
Revenues, net	$31,909,243	$43,800,100
Cost of revenues	17,948,835	21,520,370

Gross profit	13,960,408	22,279,730

Operating expenses:
Sales and marketing	10,475,347	14,654,437
General and administrative	10,148,211	13,798,414

Total operating expenses	20,623,558	28,452,851

Operating loss	(6,663,150)	(6,173,121)

Other income (expense):
Interest expense	(353,411)	(433,628)
Other income and expense	241,862	(138,721)

Loss before income taxes	(6,774,699)	(6,745,470)
Income taxes	277,908	378,026

Net loss	$(7,052,607)	$(7,123,496)

Net loss per common share (basic and diluted)	$(0.07)	$(0.07)

Weighted average number of common shares outstanding, basic and diluted	96,564,166	100,238,763

Comprehensive loss:
Net loss	$(7,052,607)	$(7,123,496)
Foreign currency translation loss	(64,629)	(92,268)

Comprehensive loss	$(7,117,236)	$(7,215,764)

Pro forma net loss per common share, basic and diluted (unaudited)		$(0.05)

Weighted average number of pro forma common shares outstanding, basic and diluted (unaudited)		144,284,223

See the accompanying notes to condensed consolidated financial statements

Rimini Street, Inc.

Condensed consolidated statements of stockholders’ deficit

(unaudited)

	Series A preferred stock		Series B preferred stock		Common stock		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss (Cumulative Translation Adjustments)	Total Shareholders’ Deficit
	Shares	Carrying value	Shares	Carrying value	Shares	Par value
Balances as of December 31, 2012	5,499,900	$493,071	38,545,560	$9,141,640	100,034,433	$100,034	$10,646,084	$(51,405,730)	$(74,144)	$(31,099,045)
Stock option exercise	—	—	—	—	190,999	191	52,741	—	—	52,932
Cashless exercise of warrants	—	—	—	—	169,348	169	(169)	—	—	—
Stock based compensation	—	—	—	—	—	—	1,099,888	—	—	1,099,888
Other comprehensive loss	—	—	—	—	—	—	—	—	(92,268)	(92,268)
Net loss	—	—	—	—	—	—	—	(7,123,496)	—	(7,123,496)

Balances as of September 30, 2013	5,499,900	$493,071	38,545,560	$9,141,640	100,394,780	$100,394	$11,798,544	$(58,529,226)	$(166,412)	$(37,161,989)

See the accompanying notes to condensed consolidated financial statements

Rimini Street, Inc.

Condensed Consolidated statements of cash flows

(unaudited)

	Nine months ended September 30,
	2012	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,052,607)	$(7,123,496)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	783,119	524,828
Provision for doubtful accounts	4,373	109,423
Stock-based compensation	981,682	1,099,888
Non cash interest expense	38,620	21,542
Forgiveness of receivable from officer	—	163,593
Deferred tax liability	—	21,326
Changes in operating assets and liabilities:
Restricted cash	(236)	(236)
Accounts receivable, net	2,821,974	5,102,395
Prepaid expenses and other current assets	(127,616)	(1,254,857)
Accounts payable	(17,433)	734,936
Accrued compensation and benefits	(865,283)	1,402,747
Accrued expenses	759,375	1,049,701
Deferred revenues	1,852,140	7,590,726

Net cash (used in) provided by in operating activities	(821,892)	9,442,516

CASH FLOWS FROM INVESTING ACTIVITIES:
Receivable from officer	(80,461)	(68,880)
Capital expenditures	(205,236)	(1,034,070)

Net cash used in investing activities	(285,697)	(1,102,950)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from line of credit	2,000,000	5,451,892
Repayments of line of credit	—	(7,366,944)
Proceeds from note payable	—	983,334
Repayments on note payable	(1,050,000)	(583,333)
Principal payments on capital leases	(423,930)	(230,536)
Proceeds from exercise of employee stock options	83,340	52,932
IPO costs	—	(101,647)

Net cash provided by (used in) financing activities	609,410	(1,794,302)

Effect of foreign currency translation changes on cash and cash equivalents	(75,820)	(131,369)

Net change in cash and cash equivalents	(573,999)	6,413,895

Cash and cash equivalents at beginning of period	2,912,857	6,550,110

Cash and cash equivalents at end of period	$2,338,858	$12,964,005

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest	316,266	21,542
Cash paid during the period for income taxes	283,617	—

Non cash investing and financing activities:
Purchase of equipment under capital lease obligations	315,524	—
Accrued Prepaid IPO costs	—	753,245

See the accompanying notes to condensed consolidated financial statements

Rimini Street, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(UNAUDITED)

NOTE 1—DESCRIPTION OF BUSINESS

Rimini Street, Inc. (the “Company,” “Rimini Street,” “we,” “our”, or “us”) is an independent provider of enterprise software support. The Company’s support programs are designed to save customers money while providing service levels above those of the traditional enterprise software vendor. Headquartered in Las Vegas, Nevada, the Company’s operations center is located in Pleasanton, California, and has offices in London, United Kingdom; Sydney, Australia; São Paulo, Brazil; Munich, Germany; Tokyo, Japan; and Hyderabad, India.

The Company was incorporated in the state of Nevada in September 2005. On January 20, 2010, the Company registered Rimini Street GmbH in Germany. On February 15, 2010, the Company incorporated a U.S. wholly owned subsidiary, RSI International Holdings, Inc., in the state of Delaware. On April 15, 2010, RSI International Holdings, Inc. registered Rimini Street UK Branch. On April 13, 2010, the Company registered Rimini Street Australia PTY Limited as a U.S. wholly-owned subsidiary of the Company. On September 27, 2011, RSI International Holdings, Inc. registered a wholly owned subsidiary, RSI International Holdings LLC. RSI International Holdings, Inc. and RSI International Holdings LLC jointly registered a Brazilian subsidiary, Rimini Street Brazil Technical Services Ltda. on November 8, 2011. On October 19, 2012, RSI International Holdings, Inc. and RSI International Holdings LLC jointly registered Rimini Street India Operations Pvt. Ltd in India.

NOTE 2—BASIS OF PRESENTATION

The Company’s consolidated financial statements include the accounts of Rimini Street and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Stock split

On August 1, 2012, the Company filed amended and restated articles of incorporation and effected a 15-for-1 stock split of its issued and outstanding shares of common stock, $0.001 par value, whereby 6,460,446 outstanding shares of the Company’s common stock were exchanged for 96,906,690 shares of the Company’s common stock. All per share amounts and number of shares in the consolidated financial statements and related notes have been retroactively restated to reflect the stock split.

Liquidity

As of September 30, 2013, the Company had available cash and cash equivalents of approximately $13.0 million. The Company has incurred recurring operating losses since inception and has an accumulated deficit of $58.5 million as of September 30, 2013. The Company believes that current cash and cash equivalents, and cash flow from operations will be sufficient to meet the Company’s current anticipated cash needs, including working capital needs, capital expenditures and various contractual obligations, for at least the next twelve months. However, there is no assurance that cash balances will be sufficient and it is possible that the Company may require additional cash resources due to changes in business conditions or other future developments, including any potential investments or acquisitions the Company may decide to pursue. If these current cash resources are insufficient to satisfy the Company’s

Rimini Street, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(UNAUDITED)

cash requirements, the Company may seek to sell equity interests or obtain additional credit facilities. If additional proceeds are obtained from additional indebtedness, future cash payments will be required to service this debt and the Company will likely be subject to additional financial and operating covenants that could result in certain operating restrictions. In addition, there can be no assurance that additional financing will be available on acceptable terms, if at all. The Company is also a party to litigation brought by Oracle Corporation (see Note 12). If there were a material adverse outcome, it would impact the liquidated damages that certain of our customers have as described in Note 12. It would also trigger cross-defaults in both the line of credit and note payable (see Note 7). However, management intends to vigorously defend this matter and believes that no significant negative monetary or operational outcome will materialize within at least the next twelve months.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES

Interim financial statements

The unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) for interim financial information and the instructions to Form 10-Q and Rule 8-03 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals and other adjustments) considered necessary for a fair presentation have been included.

The consolidated balance sheet as of December 31, 2012 contained herein has been derived from audited financial statements.

Operating results for the nine months ended September 30, 2013 are not necessarily indicative of results that may be expected for the year ending December 31, 2013. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2012, which are included elsewhere in this Form S-1.

Pro forma stockholders’ equity

The unaudited pro forma stockholders’ equity as of September 30, 2013 presents the Company’s stockholders’ equity as though all of the Company’s preferred stock outstanding had automatically converted into shares of common stock upon the completion of a qualifying Initial Public Offering (IPO) of the Company’s common stock.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company’s management to make judgments, assumptions, and estimates that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. The accounting policies that reflect the Company’s more significant estimates and judgments and that it believes are the most critical to aid in fully understanding and evaluating its reported financial results are revenue recognition, allowance for doubtful accounts, valuation of stock options, valuation and impairment developed and acquired intangible assets, useful lives for depreciation and amortization, deferred taxes and valuation allowances on deferred

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(UNAUDITED)

tax assets, and evaluation and measurement of contingencies. It is reasonably possible that those estimates could change, and as a result, actual results could differ materially from those estimates.

Revenue recognition

The Company recognizes its support revenues provided on third party software in accordance with ASC 605, Revenue Recognition, and SEC Staff Accounting Bulletin (SAB) 104, Revenue Recognition, except in limited instances when software provided by the Company that is more than incidental to the support is also supplied. The Company uses contractual arrangements to document its understanding of its support arrangements. In very limited instances, professional (consulting) services are provided; however, revenues from this source have been minimal to date. The Company recognizes revenues when all of the following four conditions are met:

1.	Persuasive evidence of an arrangement exists. The Company considers an agreement signed by a customer and the Company to be persuasive evidence of an arrangement. Support renewals are provided for in the original contract; any changes are evidenced by an amendment and/or customer purchase order.

2.	Delivery has occurred. The Company considers delivery to have occurred over the contractual term when support service is available to the customer in the manner prescribed in the contractual arrangement, and when there is no further additional performance or delivery obligations.

3.	Fee is fixed or determinable. Contractual arrangements specify a fee that is fixed or determinable.

4.	Collection is reasonably assured. Collection is deemed probable if the Company expects that the customer will be able to pay amounts under the arrangement as payments become due. Previous uncollectable receivables have not had a material impact on the financial statements for the periods presented.

Support Services Revenues—Substantially all revenues are derived from support services provided on third party software. Revenues from support service agreements are recognized ratably on a straight line basis over the service period. Pricing for support services is generally established on a per-customer basis as set forth in the arrangements. The Company’s current standard contract generally contains non-cancellable periods of one to three years. However, some of the Company’s customers have termination privileges that are 90 days or less. The Company records accounts receivable for agreements where amounts due from customers are contractually required and nonrefundable. Other amounts billed in advance have been netted against the related deferred revenues.

The Company has certain multiple element arrangements where different support services are delivered on different software products. In such cases and in accordance with ASC 605-25, Multiple Element Arrangements, the Company allocates sales consideration to each unit of accounting based on best estimated selling price (BESP) at the inception of the arrangement. The Company establishes BESP primarily by consistently pricing its arrangements following its internal pricing policy of quoting the customers a 50% discount to their current annual support fees they would otherwise pay enterprise

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(UNAUDITED)

software vendors. Although the revenue impact of allocating sales consideration based on relative selling price has not been material to date, the Company continues to assess the impact of BESP on each new arrangement.

In a limited number of arrangements, the Company also delivers a time-based software license to enable payroll tax regulatory information to be available to certain customers. The time period of this license and the support term are the same, and when support services are terminated, the license is terminated. This software is considered more than incidental to the support services for these arrangements. The Company applies the provisions of ASC 985-605 to these deliverables and the relative fair value of the consideration is recognized ratably over the term of the services.

Professional Services Revenues—The Company also occasionally recognizes revenues from consulting services, generally when services are performed or in certain circumstances as milestones are achieved. Professional services revenues have been minimal to date.

Sales taxes—Revenues generally include any taxes collected from foreign customers and subsequently remitted to governmental authorities in those foreign jurisdictions. Foreign taxes included in revenues amounted to approximately $180,000 in both nine month periods ended September 30, 2012 and 2013. Domestic sales taxes are not billed to customers, and have been included in general and administrative costs.

Deferred revenues—The Company expects to recognize all revenues related to short term deferred revenues for support services agreements in existence as of each balance sheet date during the following 12 months. The Company expects to recognize all revenues related to deferred revenues, net of current portion, for non-cancelable support services agreements in existence as of September 30, 2013 in 2014, 2015 and 2016.

Significant customers

The following customers represented 10% or more of total accounts receivable as of December 31, 2012 and September 30, 2013:

	December 31, 2012		September 30, 2013
Customer 1	$2,366,459	14%	$—	—%
Customer 2	—	—%	2,670,250	23%

	$2,366,459	14%	$2,670,250	23%

No single customer accounted for 10% or more of revenues during the nine months ended September 30, 2012 or 2013.

Foreign revenues accounted for 16% and 22% of revenues during the nine months ended September 30, 2012 and 2013, respectively. No single foreign country accounted for 10% or more of total revenues during these periods.

Rimini Street, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(UNAUDITED)

Legal costs

Legal and litigation costs are expensed as incurred.

Loss contingencies

The Company is subject to the possibility of various loss contingencies arising in the ordinary course of business. The Company considers the likelihood of loss or impairment of an asset, or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is recognized when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. If the Company determines that a loss is possible and the range of the loss can be reasonably determined, then the Company discloses the range of the possible loss. If the Company cannot estimate the range of loss, it will disclose the reason why it cannot estimate the range of loss. The Company regularly evaluates current information available to it to determine whether an accrual is required, an accrual should be adjusted or a range of possible loss should be disclosed.

Stock-based compensation

All stock-based payments to employees and to nonemployee directors for their services as directors, including grants of restricted stock and stock options, are measured at fair value on the grant date and recognized in the consolidated statements of operations as compensation or other expense over the relevant service period. Stock-based payments to nonemployees are recognized as an expense over the period of performance. Such payments are measured at fair value at the earlier of the date a performance commitment is reached or the date performance is completed. In addition, for awards that vest immediately and are non-forfeitable, the measurement date is the date the award is issued.

Deferred offering costs

Deferred offering costs, consisting of legal, accounting and filing fees relating to the Company’s proposed IPO, are capitalized. The deferred offering costs will be offset against IPO proceeds upon the effectiveness of the offering. In the event the offering is terminated, deferred offering costs will be expensed. The deferred offering costs as of September 30, 2013 were $854,891.

Income taxes

Income tax provisions or benefits for interim periods are computed based on the Company’s estimated annual effective tax rate. Based on the Company’s historical losses and its expectation of continuation of losses for the foreseeable future, the Company has determined that it is more likely than not that deferred tax assets will not be realized and, accordingly, has provided a full valuation allowance. As the Company anticipates or anticipated that its net deferred tax assets at December 31, 2013 and 2012 would be fully offset by a valuation allowance, there is no federal or state income tax benefit for the periods ended September 30, 2013 and 2012 related to losses incurred during such periods. The provision for income taxes for the nine months ended September 30, 2012 and 2013 relates to foreign taxes for the Company’s international subsidiaries.

Rimini Street, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(UNAUDITED)

Per share data

Basic and diluted net loss per common share is calculated by dividing net loss by the weighted average number of outstanding shares of common stock, adjusted to give effect to a 15-for-1 stock split (see Note 8).

The Company has issued to employees options to acquire shares of the Company’s common stock of which 45,902,525 and 44,978,380 were outstanding as of September 30, 2012 and 2013, respectively. In addition, the Company has issued preferred stock convertible into 44,045,460 shares of the Company’s common stock as of September 30, 2012 and 2013. In computing diluted net loss per share for the nine months ended September 30, 2013 and 2012, no effect has been given to such options and preferred stock as their effect would be anti-dilutive.

Recent accounting pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued authoritative guidance that requires entities to disclose information about significant items reclassified, in their entirety, out of accumulated other comprehensive income (AOCI) either in the statement where net income (loss) is disclosed or in the notes to the financial statements. This guidance was effective for the Company’s interim and annual Consolidated Financial Statements for fiscal 2013, and did not have a material impact on the Company’s Consolidated Financial Statements upon implementation.

In March 2013, the FASB issued authoritative guidance that resolves the diversity in practice relating to the release of the cumulative translation adjustment into net income (loss) when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. In addition, the amendments in this guidance resolve the diversity in practice for the treatment of business combinations achieved in stages involving a foreign entity. This guidance will be effective for the Company’s interim and annual Consolidated Financial Statements for fiscal 2014. The Company will evaluate the impact upon the adoption of this guidance on its Consolidated Financial Statements.

In July 2013, the FASB issued authoritative guidance that resolves the diversity in practice relating to the presentation of unrecognized tax benefits when a net operating loss carryforward or similar tax loss or tax credit carryforward exists. The statement requires an unrecognized tax benefit to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward or similar tax loss or tax credit carryforward. This guidance, which is effective for fiscal 2014, will not have an impact as the Company is currently presenting unrecognized tax benefits in this manner.

Rimini Street, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(UNAUDITED)

NOTE 4—PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets consisted of the following:

	As of December 31, 2012	As of September 30, 2013
Prepaid expenses	$756,944	$1,528,775
VAT tax credits	31,412	161,697
Deposits and retainers	195,788	157,227
Prepaid taxes	17,774	106,420
Other receivables	52,347	53,265
Investments	11,459	10,795

	$1,065,724	$2,018,179

NOTE 5—PROPERTY, EQUIPMENT AND CAPITALIZED SOFTWARE COSTS

Property and equipment consisted of the following:

	As of December 31, 2012	As of September 30, 2013
Computer equipment	$3,216,432	$3,561,724
Capitalized software costs	496,900	676,765
Furniture and fixtures	215,238	574,117
Leasehold improvements	61,634	196,109

Total	3,990,204	5,008,715

Less: accumulated depreciation	(3,173,207)	(3,696,814)

Total	$816,997	$1,311,901

Depreciation expense for the nine months ended September 30, 2012 and 2013 was $783,119 and $524,828 respectively.

NOTE 6—ACCRUED EXPENSES AND ACCRUED COMPENSATION AND BENEFITS

Accrued expenses consisted of the following:

	As of December 31, 2012	As of September 30, 2013
Accrued legal(1)	$1,508,773	$2,212,594
Accrued sales and other taxes	1,358,379	1,879,292
Other accrued expenses	330,269	742,304
Deferred rent	8,939	45,109

Total	$3,206,360	$4,879,299

Rimini Street, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(UNAUDITED)

(1)	Accrued legal includes a 15% holdback for amounts due to attorneys in connection with the Oracle litigation described in Note 12. The holdback amount of $1.4 million and $1.5 million at December 31, 2012 and September 30, 2013, respectively, is payable only in the event that the Company prevails in the litigation or settles the litigation in a manner that allows the Company to remain a viable entity. Related litigation expenses are expensed as incurred and totaled $2.9 million and $1.0 million for the nine months ended September 30, 2012 and 2013, respectively, and are included in General and Administrative Expenses in the Statement of Comprehensive Loss.

Accrued compensation and benefits consisted of the following:

	As of December 31, 2012	As of September 30, 2013
Accrued bonus	$1,865,175	$2,364,072
Accrued personal time off	1,653,429	2,246,372
Accrued commissions	1,045,379	1,436,053
Other accrued compensation and benefits	318,211	223,541

Total	$4,882,194	$6,270,038

NOTE 7—LINE OF CREDIT AND NOTE PAYABLE

On June 30, 2011, the Company amended a lending facility with a financial institution and added a loan agreement in the form of a note payable. Under the terms of the note payable, the Company obtained a $3.5 million 36-month term loan with interest-only payments during the first six months and 30 equal monthly installments of $116,667 of principal, plus monthly payments of interest beginning on January 2012. The note payable bears interest at the bank’s prime lending rate (3.25% as of September 30, 2013) plus two percentage points and an additional five percentage points in the event of default, and is collateralized by all assets and property of the Company.

In connection with the amendment to the lending facility, the existing $4 million line of credit was extended to June 30, 2012. The extended line carried an interest rate at the bank’s prime lending rate plus two percentage points, with an additional five percentage points charged in the event of default. The credit facility has a lockbox provision whereby customer payments are received in a lockbox controlled by the lender. This line of credit is supported by 80% advances on eligible accounts receivable. Eligible receivables exclude any receivables that are not paid within 90 days of the invoice date and certain foreign accounts not covered by an insurance policy that covers certain other foreign customers. As of December 31, 2012, approximately $937,000 of foreign accounts receivable was not covered by this policy, and was excluded from the eligible accounts receivable borrowing base.

On July 27, 2012, the Company again amended the line of credit, increasing the credit limit to $7 million, extending the maturity date to July 27, 2014 and reducing the interest rate to the bank’s prime lending rate plus one percentage point. The Company is also required to maintain an asset coverage ratio of 1.75 as measured by cash plus eligible accounts receivable divided by the amount drawn down on the line of credit.

Rimini Street, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(UNAUDITED)

In May 2013, the Company amended its line of credit as previously amended in July 2012. The May 2013 amendment increased the credit limit from $7 million to $12.5 million, extended the maturity date to May 10, 2016 and reduced the interest rate to the bank’s prime lending rate plus 0.75 percentage point. Additionally, in connection with the amendment, the term loan which had a balance of approximately $1,516,661 at the time, was also amended. An additional $983,334 was borrowed, bringing the total principal to $2.5 million. The amended term loan includes interest only payments from June to November 2013 and thirty installments of interest plus $83,333 principal beginning December 2013. The outstanding balance of the term loan was $2.1 million and $2.5 million at December 31, 2012 and September 30, 2013, respectively.

In September 2013, the Company amended its line of credit as previously amended in May 2013. The amendment increased the credit limit from $12,500,000 to $15,000,000.

Under the terms of the note and line of credit, there is a cross-default provision, such that an event of default under the terms of one would automatically trigger an event of default under the other. An event of default would occur if a “material adverse change” were considered “reasonably likely” to occur. Such a material adverse change could occur if, for example, we experienced a material reduction in client sales as a result of an adverse development in our litigation with Oracle or, pursuant to the terms of the note and line of credit, a judgment were rendered against us in an amount of $50,000 or more. If such an event of default were to occur, our lender could demand accelerated payment of principal and accrued interest under the note and line of credit. Due to the “reasonably likely” standard in the line of credit agreement, it is classified as current even though the stated maturity date is in 2016.

For the nine months ended September 30, 2012 and 2013, the Company’s interest expense totaled $353,411 and $433,628, respectively. Accrued interest as of December 31, 2012 and September 30, 2013 is $24,133 and $15,733, respectively. Borrowings outstanding under the arrangement at December 31, 2012 and September 30, 2013 totaled $8,099,999 and $6,584,948, respectively.

A summary of the borrowings outstanding at December 31, 2012 and September 30, 2013 is as follows:

	As of December 31, 2012	As of September 30, 2013
Note payable	$2,099,999	$2,500,000
Line of credit	6,000,000	4,084,948

Total	$8,099,999	$6,584,948

Rimini Street, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(UNAUDITED)

NOTE 8—STOCKHOLDERS’ EQUITY

Preferred stock

A summary of the Preferred Stock at December 31, 2012 and September 30, 2013 is as follows:

Series	Number of Shares Authorized (Par value $0.001)	Number of Shares Issued and Outstanding	Carrying Value	Liquidation Value, September 30, 2013
Series A	5,499,900	5,499,900	$493,071	$549,990
Series B	38,545,560	38,545,560	9,141,640	10,000,003

Total	44,045,460	44,045,460	$9,634,711	$10,549,993

Common stock

On August 1, 2012, the Company filed amended and restated articles of incorporation which provided for and a 15-for-1 stock split of its issued and outstanding shares of common stock, $0.001 par value per share. All per share amounts and number of shares in the consolidated financial statements and related notes have been retroactively restated to reflect the stock split. In addition, the Company increased the number of authorized shares of common stock, $0.001 par value, to 200,000,000 shares and increased the number of authorized shares of preferred stock, $0.001 par value, to 44,045,460 shares, of which 5,499,900 shares were designated “Series A Preferred Stock” and 38,545,560 shares were designated “Series B Preferred Stock.” See also Note 13.

NOTE 9—OPTIONS AND WARRANTS

Stock options

As of September 30, 2013, the Company has reserved a total of 58,378,371 shares of common stock under the 2007 Stock Plan. The 2007 Stock Plan provides for stock options to be granted to employees at an exercise price not less than 100% of the fair value at the grant date as determined by the Board of Directors, with the exception of certain members of executive management, in which case the option price will not be less than 110% of such fair market value. The options granted generally have a maximum term of 10 years from grant date, are exercisable upon vesting unless otherwise designated for early exercise by the board of directors at the time of grant, and generally include a 33% cliff vesting after one year and then vesting 1/3 annually on the anniversary date of the grant date for the remaining two years. Options exercised early are subject to the vesting provisions mentioned above, and any unvested shares are subject to repurchase at the original price upon termination of employment, death, or disability. As of December 31, 2012 and September 30, 2013 there were no shares subject to repurchase under the 2007 Stock Plan related to early-exercise options.

Rimini Street, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(UNAUDITED)

A summary of the Company’s stock option activity under the 2007 Stock Plan is as follows:

	Options Available for Grant	Number of Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balances, December 31, 2012	3,689,210	43,023,135	$0.22	7.41	$3,693,073
Additional shares authorized	9,037,015	—
Options granted	(3,333,250)	3,333,250	0.31	—	—
Options exercised	—	(190,999)	0.28	—	—
Options cancelled	1,187,006	(1,187,006)	0.22	—	—

Balances, September 30, 2013	10,579,981	44,978,380	$0.23	6.88	$39,115,761
Vested and Expected to Vest, September 30, 2013		44,114,413	$0.23	6.85	$38,413,359
Exercisable, September 30, 2013		31,198,998	$0.21	6.14	$27,913,173

The estimated grant date fair values of employee stock options were calculated using the Black-Scholes-Merton valuation model, based on the following assumptions during the nine months ended September 30, 2013:

	Nine Months Ended September 30,
	2012	2013
Expected life	6.0	6.0
Expected volatility	50.0%	49.0%
Dividend yield	0%	0%
Risk-free interest rate	1.15%	1.12%
Forfeiture rate	7.20%	6.27%
Weighted average estimated fair value of common stock	$0.290	$0.690

The expected life represents the weighted-average period of time that options granted are expected to be outstanding giving consideration to vesting schedules. The Company has never declared or paid cash dividends and does not plan to pay cash dividends in the foreseeable future; therefore, the Company used an expected dividend yield of zero. The risk-free interest rate is based on U.S. Treasury rates in effect during the corresponding period of grant. The expected volatility is based on historical volatility of peer companies.

One of the key assumptions used by the Black-Scholes-Merton model is the fair value of the underlying common stock. Given the absence of an active market for the Company’s common stock, the Company relies on independently determined Section 409A valuations. In valuing the Company’s common stock, in 2012 and prior, the Company’s board of directors previously determined the equity value of its business generally using the income approach and the market comparable approach valuation methods and the grants made in the first half of 2013 used this method. Subsequently the Company adopted the Probability Weighted Expected Return Method (PWERM) given the accelerated rate at which the Company was approaching a potential liquidity event, since first considering this at the end of June 2013. The PWERM method was determined to be a more appropriate allocation method for valuing the

Rimini Street, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(UNAUDITED)

Company’s common stock at this point given the Company’s recent decision to pursue a public equity financing; as a result, the Company obtained valuations at March 31, June 30 and August 31, 2013, and used a straight line extrapolation to determine the grant date fair values for purposes of calculating stock-based compensation charges for the nine months ended September 30, 2013. There were no new grants in the quarter ended September 30, 2013.

In future periods, stock-based compensation expense may increase as the Company issues additional equity-based awards to continue to attract and retain employees and non-employee directors.

Stock-based compensation expense for the nine months ended September 30, 2012 and 2013 is included in the following categories:

	Nine Months Ended September 30,
	2012	2013
Cost of revenues	$247,302	$245,522
Sales and marketing expense	293,698	273,158
General and administrative expense	440,682	581,208

Total	$981,682	$1,099,888

	Nine Months Ended September 30,
	2012	2013
Compensation expense related to stock awards granted but not yet recognized	$2,127,865	$1,983,500
Weighted average remaining life of the unrecognized expense	1.83 years	1.34 years

Shares reserved for future issuance

As of September 30, 2013, the Company has reserved shares of common stock for future issuance as follows:

Preferred stock outstanding	44,045,460
Stock options outstanding	44,978,380
Stock options available for grant	10,579,981

Total	99,603,821

Warrants

Warrants to purchase 500,010 shares of common stock at $0.10 per share were issued in connection with a prior financing, half in 2007 and half in 2008. In 2011, one-half of these shares were exercised under their cashless provisions when the current fair value was $0.286 per share, resulting in the issuance of 162,580 shares after those withheld to cover the exercise price. In February 2013, the remaining half of these shares were exercised under their cashless provisions when the current fair value was $0.31 per share, resulting in the issuance of 169,348 shares after those withheld to cover the exercise price.

Rimini Street, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(UNAUDITED)

There were no warrants outstanding as of September 30, 2013.

NOTE 10—RELATED PARTY TRANSACTIONS

In connection with corporate housing and travel costs, the Company had a related-party non-interest bearing accounts receivable balance with the Chief Executive Officer of $163,593 as of September 30, 2013, which was forgiven and converted to compensation as of September 30, 2013. The forgiven principal balance plus related taxes was recognized as compensation expense and recorded as part of general and administrative expenses.

NOTE 11—PRO FORMA NET LOSS PER SHARE (UNAUDITED)

Pro forma net loss per share attributable to common stockholders has been computed to give effect to the automatic conversion of the convertible preferred stock into common stock, as though the conversion had taken place on January 1, 2013.

Year ended September 30, 2013
Net loss	$(7,123,496)

Weighted average number of common shares outstanding	100,238,763
Preferred stock	44,045,460

Total	144,284,223

Basic and diluted net loss per share	$(0.05)

NOTE 12—COMMITMENTS AND CONTINGENCIES

Litigation

In January 2010, certain subsidiaries of Oracle Corporation filed a lawsuit against the Company and its CEO, Seth Ravin, alleging that certain of the Company’s processes violate Oracle’s license agreements and that the Company has committed acts of copyright infringement and violated other federal and state laws. Oracle alleged that its license agreements restrict licensees’ rights to provide third parties with copies of Oracle software and restrict where a customer physically may install the software. Oracle alleges that, in the course of providing our services, the Company violated such license agreements and illegally downloaded software and support materials without authorization. Oracle further alleges that the Company damaged its computer systems in the course of downloading materials for the Company’s customers.

Should Oracle prevail on its claims, the Company could be required to pay substantial damages for its past business activities and/or enjoined from certain business practices. Any of these outcomes could result in a material adverse effect on the business. The Company’s business has been and may continue to be materially harmed by this litigation.

While the Company is vigorously defending the lawsuit, it is unable to predict the timing or outcome of Oracle’s claims or the Company’s counterclaims. In addition, the Company anticipates that a judgment entered in either party’s favor by the trial court is likely to be appealed. Oracle claims economic damages

Rimini Street, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(UNAUDITED)

under various theories in amounts well in excess of the total revenues generated by the Company’s operations to date, as well as punitive damages and attorneys’ fees. The Company is contesting Oracle’s measure of damages as well as liability. Oracle also is seeking an injunction prohibiting the Company from providing any support services for which the Company is found to be liable for infringement insofar as such services relate to Oracle products. Given the stage of this litigation, the Company is unable to predict the likelihood of success of Oracle’s claims or the Company’s counterclaims. Thus, the Company does not view a negative outcome and resulting material adverse effect on its financial position, operating results and cash flows as probable, although it believes a negative outcome is at least reasonably possible. Consequently, the Company did not accrue a liability as of September 30, 2013, nor is it able to disclose an amount of estimated loss, as it currently is unable to calculate or estimate such an estimate.

In this regard, some of the Company’s customers have rights to liquidated damages of approximately $7.2 million as of September 30, 2013 that would be triggered in the event that the Company is no longer able to provide service to these customers. Similarly, the Company did not accrue a liability as of September 30, 2013, as it believes payment under these provisions and resulting material adverse effect on its financial position, operating results and cash flows is not probable, although it is reasonably possible.

NOTE 13—SUBSEQUENT EVENTS

In October 2013, the Company granted 2,023,250 options including 1,500,000 to directors and officers at $1.10 per common share.

In October 2013, the board of directors and the holders of a majority of each of the classes of the outstanding voting shares of Series A preferred stock, Series B preferred stock, common stock and all outstanding shares of the Company approved the amendment and restatement of the Company’s articles of incorporation to establish two new classes of common stock in addition to the existing classes of common and preferred stock. The board of directors and stockholders approved 500,000,000 shares of Class A Common Stock, 192,000,000 shares of Class B Common Stock, 500,000,000 shares of Common Stock, and 44,045,460 shares of Preferred stock, designated as 5,499,900 shares of Series A Preferred Stock and 38,545,560 shares of Series B Preferred Stock.

Immediately effective upon the acceptance of the restated articles of incorporation with the State of Nevada on November 1, 2013, each share of the Company’s existing common stock was automatically classified as Class B Common Stock.

In October 2013, the board of directors also established, and the stockholders ratified the 2013 Plan. Initially reserved under the 2013 Plan are up to 8,563,463 shares of Class A Common Stock equivalent to the number of available and unissued shares under the 2007 Plan. In addition, the board of directors and stockholders authorized the reservation of up to 46,996,297 shares of Class A Common Stock under the 2013 Plan to cover any outstanding options issued pursuant to the 2007 Plan, which may be forfeited or expire unexercised. All options then outstanding under the 2007 Plan were automatically reclassified to become exercisable for shares of Class B Common Stock.

In December 2013, the Company granted 281,250 Class A common stock options at $1.15 per share.

The Company has evaluated subsequent events through December 13, 2013, the date the interim consolidated financial statements were available to be issued.

www.riministreet.com

Rimini Street®
Redefining Enterprise Software Support™

Rimini Street®

Redefining Enterprise Software Support™

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates.

SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 78.7502 of the Nevada Revised Statutes authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 78.7502 of the Nevada Revised Statutes, the Registrant’s amended and restated articles of incorporation includes provisions that limit or eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Sections 78.7502, 78.751 and 78.752 of the Nevada Revised Statutes, the articles of incorporation and bylaws of the Registrant provide that:

➢

The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant’s request, to the fullest extent permitted by Nevada law. Nevada law provides that a corporation may indemnify such person if such person did not otherwise violate Nevada law and acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

➢	The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

➢

The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay any such advance to the extent that it is ultimately determined that such person is not entitled to indemnification.

➢

The Registrant will not be obligated pursuant to the amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant’s board of directors or brought to enforce a right to indemnification.

Part II

➢

The rights conferred in the amended and restated articles of incorporation and amended and restated bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees, and agents and to obtain insurance to indemnify such persons.

➢	The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees, and agents.

The Registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 78.7502 of the Nevada Revised Statutes and also to provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since July 1, 2010, the Registrant issued the following unregistered securities:

Common stock issuances

On March 17, 2011, the Registrant issued 17,349,375 shares of its common stock at a price per share of $1.75 to four entities in connection with the net exercise of warrants.

On October 29, 2012, the Registrant issued 162,580 shares of its common stock at a price per share of $0.286 to one entity in connection with the net exercise of a warrant.

On November 15, 2012, the Registrant issued 1,463,286 shares of its common stock at a price per share of $0.286 to one individual in connection with the net exercise of a warrant.

On February 4, 2013, the Registrant issued 169,348 shares of its common stock at a price per share of $0.31 to one entity in connection with the net exercise of a warrant.

All shares of common stock issued prior to November 1, 2013 converted into Class B common stock effective as of November 1, 2013.

Plan-related issuances

From July 1, 2010 through December 1, 2013, the Registrant granted to its officers, directors, employees, consultants, and other service providers (i) options to purchase an aggregate of 35,617,380 shares of Class B common stock under its 2007 Stock Plan at exercise prices ranging from $0.2032 to $1.10 per share, and (ii) options to purchase an aggregate of 281,250 shares of Class A common stock under the Company’s 2013 Equity Incentive Plan at an exercise price of $1.15.

From July 1, 2010 through December 1, 2013, the Registrant issued and sold to its officers, directors, employees, consultants, and other service providers an aggregate of 2,853,944 shares of its Class B common stock upon the exercise of options under its 2007 Stock Plan at exercise prices ranging from $0.0253 to $0.33 per share, for an aggregate exercise price of $269,482.28.

Part II

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits. We have filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement.

(b)	Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of                     , State of                     , on                     .

RIMINI STREET, INC.

By:
Seth A. Ravin
Chief Executive Officer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Seth A. Ravin and Edward Schaeffer, and each of them, as his or her true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Rimini Street, Inc., and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Seth A. Ravin	Chief Executive Officer and Director (Principal Executive Officer)	, 2013

Edward Schaffer	Chief Financial Officer, Senior Vice President (Principal Accounting and Financial Officer)	, 2013

Thomas C. Shay	Senior Vice President, Chief Information Officer and Director	, 2013

Jack L. Acosta	Director	, 2013

Robin Murray	Director	, 2013

Exhibit index

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1#	Amended and Restated Articles of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Articles of Incorporation of the Registrant, to become effective upon closing of this offering.

3.3#	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to become effective upon completion of this offering.

4.1*	Form of Class A common stock certificate of the Registrant.

4.2*	Form of Class B common stock certificate of the Registrant.

4.3	Investors’ Rights Agreement dated June 19, 2009, as amended, between the Registrant and certain holders of the Registrant’s capital stock named therein.

5.1*	Opinion of Greenberg Traurig, Limited Liability Partnership.

5.2*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1	Form of Indemnification Agreement between the Registrant and its directors and officers.

10.2+#	2007 Stock Plan, as amended, including form agreements under the 2007 Stock Plan.

10.3+#	2013 Equity Incentive Plan, including form agreements under the 2013 Equity Incentive Plan.

10.4+*	2014 Employee Stock Purchase Plan, including form agreements under the 2014 Employee Stock Purchase Plan.

10.5+#	Employment Agreement between the Registrant and Seth A. Ravin, dated as of May 1, 2009 and Offer Letter between the Registrant and Seth A. Ravin, dated as of June 18, 2013 and amended as of September 1, 2013.

10.6+#	Offer Letter between the Registrant and Kevin Maddock, dated as of December 13, 2008 and amended as of June 10, 2013.

10.7+#	Offer Letter between the Registrant and Brian J. Slepko, dated as of December 11, 2007 and amended as of June 9, 2013.

10.8#	Lease by and between the Registrant and MS Crescent 3993 Hughes SPV, LLC, dated as of May 22, 2013.

10.9	Lease by and between the Registrant and the Robison Family Trust Dated October 30, 1989, dated as of September 1, 2006, as amended and currently in effect.

10.10	Business Financing Agreement between the Registrant and Bridge Bank, National Association, dated as of September 27, 2010 and as amended and currently in effect.

21.1#	List of subsidiaries of the Registrant.

23.1*	Consent of Greenberg Traurig, Limited Liability Partnership (included in Exhibit 5.1).

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.2).

24.1*	Power of Attorney (see the signature page to this Registration Statement on Form S-1).

*	To be filed by amendment.
#	Previously filed.
+	Indicates a management or compensatory plan.